Exhibit 2.2

ASSET PURCHASE AGREEMENT

by and among

QUADVEST WHOLESALE, LLC, as Seller,

QUADVEST, L.P., as Seller Guarantor,

Texas Water Operation Services, LLC, as Purchaser,

SJWTX, Inc., as Purchaser Guarantor

and

H2O AMERICA, as Guarantor

July 7, 2025

i

Annexes
Annex A	Defined Terms
Annex B	Systems

Exhibits
Exhibit A	Form of Bill of Sale
Exhibit B	Form of Special Warranty Deed
Exhibit C	Form of Lease Assignment
Exhibit D	Form of Easements Assignment
Exhibit E	Form of Restrictive Covenant Agreement
Exhibit F	Form Joinder and Release Agreement
Exhibit G	Required Notices

Schedules
Schedule 1.1(a)(i)	Facilities and Fixtures
Schedule 1.1(a)(ii)	Assigned Contracts
Schedule 1.1(a)(iii)	Fee Property
Schedule 1.1(a)(iv)	Easements
Schedule 1.1(a)(v)	Real Property Leases
Schedule 1.1(a)(vii)	Assigned Permits
Schedule 1.1(a)(viii)	Prepaid Assets
Schedule 1.1(a)(ix)	Software
Schedule 1.2(i)	Excluded Third Party Equipment
Schedule 1.2(j)	Excluded Assets
Schedule 1.2(l)	Credit Support Instruments
Schedule 1.3(b)	Certain Assumed Liabilities
Schedule 1.5(c)	CAPEX Principles
Schedule 1.9(a)(v)	Closing Consents
Schedule 1.9(a)(xii)	Intercompany Agreements
Schedule 2.4	Consents; No Conflicts
Schedule 2.5	Governmental Approvals
Schedule 2.6	Financial Statements
Schedule 2.8	Actions and Proceedings
Schedule 2.9	Compliance with Laws and Orders
Schedule 2.10(a)	Fee Property
Schedule 2.10(b)	Easement Defaults
Schedule 2.11	Facilities and Fixtures
Schedule 2.13(a)	Material Contracts
Schedule 2.13(b)	Material Contract Defaults
Schedule 2.14(b)	Assigned Permits
Schedule 2.14(c)	Permit Defaults
Schedule 2.15	Environmental Matters
Schedule 2.16(b)	Independent Contractors
Schedule 2.18(a)	Absence Changes
Schedule 2.19(a)	Sufficiency of Assets
Schedule 2.19(c)	Related Parties

v

Schedule 2.19(d)	Condition of Assets
Schedule 2.20	Insurance Policies
Schedule 2.21	Brokers or Finders
Schedule 4.6	Conduct of Business Prior to Closing
Schedule 9.1	Certificates of Convenience and Necessity of the Seller
Schedule 9.2	Permitted Liens
Schedule 9.3	Texas Pollutant Discharge Elimination System Permits of the Seller
Schedule A-1	Capital Expenditures
Schedule A-2	Known After-Acquired Real Property
Schedule A-3	Material Easement Real Property

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of July 7, 2025 (the “Effective Date”), is entered into by and among Quadvest Wholesale, LLC, a Texas limited liability company (the “Seller”), Quadvest, L.P., a Texas limited partnership (“Seller Guarantor” and together with Seller, the “Seller Parties”), Texas Water Operation Services, LLC, a Texas limited liability company (the “Purchaser”), SJWTX, Inc., a Texas Corporation (the “Purchaser Guarantor” and together with Purchaser, the “Purchaser Parties”), and H2O America, a Delaware corporation (the “Guarantor”). Each of the foregoing is referred to herein as a “Party” and collectively as the “Parties.” In addition to the terms defined in the body of this Agreement, capitalized terms used herein have the meanings set forth in Annex A attached hereto and made a part hereof.

RECITALS

WHEREAS, Seller is a water and sewer company that owns and operates certain water and wastewater systems located in Harris County, Montgomery County, and Waller County Texas and provides wholesale water and sewer services to Municipal Utility District customers located in such counties (the “Business”);

WHEREAS, the Seller owns certain water and wastewater utility assets as more particularly listed on Annex B (each, a “System” and collectively, the “Systems”);

WHEREAS, concurrently with the execution of this Agreement, Seller Guarantor, Purchaser Guarantor and Guarantor have entered into an Asset Purchase Agreement pursuant to which Purchaser Guarantor has agreed to purchase and assume from Seller Guarantor, and Seller Guarantor has agreed to sell and assign to the Purchaser Guarantor, certain water and wastewater utility systems located in Fort Bend County, Harris County, Liberty County, Montgomery County, and Waller County Texas and related assets, subject to the terms and conditions set forth therein (the “Regulated APA”);

WHEREAS, the Seller Parties and the Purchaser Parties acknowledge and agree that the transactions contemplated by this Agreement and the Regulated APA (together, the “Transaction APAs”) are conditioned upon the satisfaction of all closing conditions set forth in the Transaction APAs and the consummation of the transactions contemplated by the Transaction APAs (together, the “Closings”) shall in all cases occur concurrently or the Transaction APAs shall be terminated concurrently, in each case subject to the terms and conditions of the Transaction APAs; and

WHEREAS, subject to the terms and conditions of this Agreement and the Regulated APA, the Purchaser desires to purchase and assume from the Seller, and the Seller desires to sell and assign to the Purchaser, the Systems and the assets related to the Systems set forth herein and the liabilities related thereto.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE

Section 1.1            Purchased Assets.

(a)           Upon the terms and subject to the conditions contained in this Agreement, at the Closing, in exchange for the consideration described in Section 1.5 and the Purchaser’s assumption of the Assumed Liabilities, the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall acquire and accept from the Seller, the Seller’s right, title and interest in, to and under all assets, properties, rights, claims, contracts and interests of every type and description, real, personal or mixed, tangible and intangible, of the Seller used in, or necessary for the operation of, the Business, free and clear of all Liens, except Permitted Liens, and excluding the Excluded Assets, including the following (collectively, the “Purchased Assets”):

(i)           all collection facilities, supply facilities, distribution facilities, meters, valves, pipes, pumps, pipelines, pumping stations, wells, lift stations, storage tanks, meters, meter boxes, taps, fittings, fixtures, equipment, vehicles, and other tangible assets that are used in, or are necessary for the operation of, the Business and/or the Systems, including those listed in Schedule 1.1(a)(i) (collectively, the “Facilities and Fixtures”);

(ii)           to the extent assignable and subject to Section 4.5, the Contracts to which the Seller is a party and that are used in, or are necessary for the operation of, the Business and/or the Systems, including service agreements, customer water and/or wastewater service agreements, option rights, licenses, and any associated reimbursement rights, warranties or other rights of Seller listed in Schedule 1.1(a)(ii) (the “Assigned Contracts”), which Assigned Contracts excludes any Easements;

(iii)          all tracts or parcels of real property in which the Seller owns fee interests used in, or necessary for the operation of, the Business and/or the Systems, including those listed and described in Schedule 1.1(a)(iii), together with all appurtenances and reversionary rights attributable thereto, any transferable right, title, or interest of the Seller in and to groundwater, and all improvements located on or affixed or attached to such real property (collectively, the “Fee Property”);

(iv)         all right, title and interest of the Seller to use and occupy all easements, licenses, rights-of-way, and other similar real property rights and interests that are used in, or necessary for the operation of, the Business and/or the Systems, including those listed on Schedule 1.1(a)(iv) (the “Easements” and the applicable real property, the “Easement Real Property”);

(v)          all real property used solely in the Business in which the Seller, as tenant or lessee, holds a leasehold interest (the “Leased Real Property”) pursuant to a lease that is described on Schedule 1.1(a)(v) (each, a “Real Property Lease”);

(vi)         any and all of the Seller’s Books and Records that relate to the Purchased Assets and any and all property Tax Returns exclusively relating to the Purchased Assets (the “Assigned Books and Records”) including Customer Information; provided, however, such Assigned Books and Records shall not include (A) any proprietary data that is not used in connection with the Business and is not necessary for the operation of the Business, (B) any information subject to third Person confidentiality agreements for which a consent or waiver cannot be secured after commercially reasonable efforts in compliance with Section 4.5, (C) any information which, if disclosed, would violate an attorney-client privilege or would constitute a waiver of rights as to attorney work product or attorney-client privileged communications, unless such information is needed for operation of the Business, and the Parties enter a mutually agreeable joint defense agreement related thereto, (D) records of negotiations with third parties relating to the sale of the Purchased Assets, if any, (E) any information to the extent relating exclusively to the Excluded Assets or the Excluded Liabilities, or (F) any of the Seller’s Books and Records to the extent that the Seller is prohibited from disclosing or transferring to the Purchaser under applicable Law or is required by applicable Law to retain; provided, further, that the Seller shall reasonably cooperate with the Purchaser in any reasonable arrangement designed to provide the Purchaser with the rights and benefits of any Books and Records described in clauses (B), (C) and (F) above;

(vii)         to the extent assignable and subject to Section 4.5, all Permits that are used in, or that are necessary for the operation, of the Business and/or the Systems, including those listed in Schedule 1.1(a)(vii) (the “Assigned Permits”);

(viii)        all prepaid items, deposits paid by the Seller, and other similar assets related to, or necessary for the operation of, the Business and/or the Systems, including those set forth on Schedule 1.1(a)(viii) (the “Prepaid Assets”);

(ix)          all administrative systems and facilities owned or leased by the Seller which are used in, or necessary for the operation of, the Business and/or the Systems, including all computer hardware and, to the extent assignable and subject to Section 4.5 and Section 4.15, the software (including the software listed on Schedule 1.1(a)(ix)), systems and information technology infrastructure, all inventory and accounting systems and all telephone and communications systems, which are used in, or necessary for the operation of, the Business and/or the Systems;

(x)           all Cash CIAC which is, and to the extent, attributable or allocatable to capital expenditures, capital expenditures work in progress or construction in process, or capital improvements that shall be made by the Purchaser or its Affiliates on or following the Closing Date (the “Excess CIAC”);

(xi)          all of the Seller’s rights and interest pertaining to any counterclaims, set-offs, third party indemnities or defenses that the Seller may have, solely with respect to the Assumed Liabilities or the Purchased Assets; and

(xii)         any other assets or properties, rights, claims, contracts and interests of every type and description, real, personal or mixed, tangible and intangible, used in, or necessary for the operation of the Business and/or the Systems, other than the Excluded Assets.

Section 1.2            Excluded Assets. The Seller will retain ownership of all rights of the Seller under this Agreement and the following (collectively, the “Excluded Assets”):

(a)           all cash, cash deposits, bank accounts, certificates of deposit, savings, investments in marketable securities and other similar cash or cash equivalents of every kind, character, nature and description other than Excess CIAC;

(b)           Cash CIAC which is, and to the extent, on hand as of the Closing Date and attributable or allocatable to capital expenditures or capital improvements made by the Seller or its Affiliates prior to the Closing Date (“Closing Cash CIAC”);

(c)           equity interests in any Person;

(d)           the corporate seals, organizational documents, minute books, stock books, Tax Returns (other than Tax Returns exclusively related to the Purchased Assets), books of account or other records having to do with the corporate organization of the Seller and all Books and Records of the Seller not included in the Assigned Books and Records, and such copies of the Assigned Books and Records (i) as necessary to comply with applicable Law, or (ii) that are related to Taxes as the Seller in good faith determines are reasonably necessary or appropriate to enable the Seller to comply with applicable Tax Laws or for reasonable record retention purposes in respect of filed Tax Returns;

(e)           all intellectual property rights other than the software set forth on Schedule 1.1(a)(ix) of the Regulated APA or the Purchased Intellectual Property (as defined in the Regulated APA) (collectively, the “Excluded Intellectual Property”) and all goodwill associated with or appurtenant to any of the Excluded Intellectual Property;

(f)            all of the Seller’s rights and interest pertaining to any counterclaims, set-offs, third party indemnities or defenses that the Seller may have that exclusively relate to (i) the Excluded Assets, or (ii) the Excluded Liabilities;

(g)           all insurance policies and proceeds therefrom, except as received in connection with a Casualty Event, as provided for in Section 1.10;

(h)           all (i) trade accounts receivable and other rights to payment from customers of the Seller with respect to the Business, and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivables representing amounts receivable in respect of products sold or services rendered to customers of the Seller with respect to the Business, (ii) Cash CIAC attributable or allocatable to capital expenditures or capital improvements made by the Seller or its Affiliates prior to the Closing Date and is paid or payable by a developer or other Person following the Closing Date as reimbursement for such capital expenditures or capital improvements completed prior to the Closing Date (“Closing CIAC Receivable”), and (iii) other accounts receivable of the Seller to the extent relating to the Business and the full benefit of all security for such accounts, and any claim, remedy or other right related to any of the foregoing arising out of the operation of the Business, but in all cases, solely to the extent such receivables exclusively relate to, or arise out of, or are attributable or allocable to, products or services provided by the Seller prior to the Closing, whether billed or unbilled (items (i), (ii), and (iii), collectively, the “Pre-Closing Receivables”);

(i)            all improvements or equipment to the extent not owned by the Seller that may be situated at or on the Systems as listed in Schedule 1.2(i);

(j)            the assets, properties, and Actions or Proceedings listed in Schedule 1.2(j);

(k)           (i) all attorney-client privilege and attorney work product protection of the Seller and its Affiliates arising as a result of outside legal counsel and in-house legal counsel representing the Seller and its Affiliates in connection with or relating to the Excluded Assets, the Excluded Liabilities or negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (ii) all documents maintained by outside legal counsel and in-house legal counsel as a result of representation of each of the Seller and its Affiliates in connection with or relating to the Excluded Assets, the Excluded Liabilities or the negotiation, preparation, execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and (iii) all documents subject to any attorney-client privilege and attorney work product protection of each of the Seller and its Affiliates as a result of outside legal counsel and in-house legal counsel representing the Seller and its Affiliates in connection with or relating to the Excluded Assets, the Excluded Liabilities or negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and

(l)            all of the Seller’s rights, title and interest in and to all guarantees, credit support arrangements, security deposits, insurance, or surety or performance bonds set forth on Schedule 1.2(l) (the “Credit Support Instruments”).

Section 1.3             Assumed Liabilities. Subject to the terms and conditions of this Agreement, at Closing, the Purchaser shall assume from the Seller (and thereafter pay, perform, discharge when due, and otherwise satisfy in accordance with their respective terms), and the Seller shall irrevocably convey, transfer and assign to the Purchaser, the Liabilities arising from, related to or that are attributable to the following, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”):

(a)           the operation of the Business following the Closing or the ownership or operation of the Purchased Assets following the Closing;

(b)           the items listed on Schedule 1.3(b);

(c)           Assigned Contracts, Assigned Permits, the Real Property Leases or the Easements (in each case to the extent assigned to the Purchaser at the Closing but subject to Section 4.5), but excluding any Pre-Closing Payables; and

(d)           any Purchaser Taxes.

The Parties acknowledge and agree that as between the Seller and the Purchaser (for purposes of this Agreement, including Article 5), the Assumed Liabilities will include Liabilities arising from, related to or that are attributable to the Assigned Contracts, the Easements or the Assigned Permits, despite the express terms of any Assigned Contracts, the Easements or the Assigned Permits or any assignment agreements or Third Party Consents executed in connection with Closing, stating that the Seller remains liable, responsible or obligated for any such Assumed Liabilities.

Section 1.4             Excluded Liabilities. The Seller is retaining (and thereafter shall pay, perform, discharge when due, and otherwise satisfy in accordance with their respective terms) all Liabilities that relate to, arise out of or are attributable to the ownership or the operation of the Business and/or the Systems prior to the Closing, other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Notwithstanding anything to the contrary set forth herein, the Excluded Liabilities shall include all Liabilities arising from, related to or that are attributable to:

(a)           any Excluded Assets;

(b)           Retained Tax Liabilities;

(c)           accounts payable relating to the Business or the Purchased Assets, but in all cases, only to the extent such payables arise out of, or are attributable or allocable to, products or services provided prior to the Closing and, for the avoidance of doubt, including accounts payable as of the Closing Date in connection with capital expenditures, capital expenditures work in process or construction in process, and capital improvements (the “Pre-Closing Payables”); and

(d)           any independent contractor who is or was employed by, provides or provided services to either the Seller or any of its Affiliates, including wages, salaries, bonuses federal withholding and social security taxes, worker’s compensation, unemployment compensation, employee benefit plans, termination costs, accrued vacation, paid time off or other compensation or benefits, in each case arising from, related to or that are attributable to in any way events occurring on or prior to the Closing and in accordance with applicable Law or the terms and conditions of such item.

Section 1.5             Purchase Price.

(a)           The aggregate purchase price for the Purchased Assets shall be an amount equal to the sum of (the “Purchase Price”): (i) $56,400,000 (the “Base Amount”), plus (ii) the amount, if any, by which the Closing Capital Expenditures as finally determined pursuant to this Section 1.5 exceeds the Target Capital Expenditures, minus (iii) the amount, if any, by which the Target Capital Expenditures exceeds the Closing Capital Expenditures as finally determined pursuant to this Section 1.5. At the Closing, the Estimated Purchase Price shall be paid by the Purchaser in cash by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller prior to Closing. For purposes of this Agreement, the “Estimated Purchase Price” means an amount equal to the sum of (1) the Base Amount, plus (2) the amount, if any, by which the Estimated Capital Expenditures exceeds the Target Capital Expenditures, minus (3) the amount, if any, by which the Target Capital Expenditures exceeds the Estimated Capital Expenditures.

(b)           At least ten (10) Business Days prior to the Closing Date, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser a written statement (the “Preliminary Closing Statement”) that sets forth (i) a good-faith estimate of the Closing Capital Expenditures (the “Estimated Capital Expenditures”) together with reasonable supporting documentation and determined as of the Closing Date (without giving effect to the transactions contemplated hereby), based on the Seller’s Books and Records and other information available as of the date of preparation of such Preliminary Closing Statement, and (ii) using the amount referred to in the preceding clause (i), a calculation of the Estimated Purchase Price derived therefrom. After its receipt of the Preliminary Closing Statement, the Purchaser may submit to the Seller in writing any good faith objections or proposed changes to the Seller’s draft of the Preliminary Closing Statement. The Parties shall in good faith attempt to agree in writing on the draft of the Preliminary Closing Statement as soon as possible after the Seller’s receipt of the Purchaser’s objections or proposed changes, if any. The estimate agreed to by the Seller and the Purchaser, or, absent such agreement, delivered in the Preliminary Closing Statement by the Seller (as modified by mutual written agreement of the Parties, if applicable), will be the amount used to calculate the Estimated Purchase Price to be paid by the Purchaser to the Seller at the Closing.

(c)           Within one hundred twenty (120) days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Seller a written statement (the “Final Closing Statement”) that sets forth (i) a good-faith calculation in reasonable detail of the actual Closing Capital Expenditures, together with reasonable supporting documentation and determined as of the Closing Date (without giving effect to the transactions contemplated hereby), and (ii) using the amount referred to in the preceding clause (i), a calculation of the Purchase Price derived therefrom. The Final Closing Statement shall be prepared on a basis consistent with GAAP and the accounting principles and practices set forth on Schedule 1.5(c) and using the calculation formulae set forth in the “QVWS CapEx Target” tab of the Capital Statements and Adjustments Model (collectively, the “CAPEX Principles”). To the extent any actions following the Closing with respect to the accounting Books and Records of the Business on which the Final Closing Statement and the foregoing calculations are to be based are not consistent with GAAP or the CAPEX Principles, such changes shall not be taken into account in preparing the Final Closing Statement or calculating amounts reflected thereon.

(d)          The Final Closing Statement shall become final and binding on the one hundred twentieth (120th) day following delivery thereof, unless prior to the end of such period, the Seller delivers, or causes to be delivered, to the Purchaser written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to amounts set forth in the Final Closing Statement.

(e)           During the thirty (30)-day period following delivery of a Notice of Disagreement by the Seller to the Purchaser, if applicable, the Parties in good faith shall seek to resolve in writing any differences that they may have with respect to the calculation of the Closing Capital Expenditures as specified therein (each such item, an “Adjustment Item” and collectively, the “Adjustment Items”). Any disputed items resolved in writing between the Purchaser and the Seller within such thirty (30) day period shall be final and binding with respect to such items, and if the Purchaser and the Seller agree in writing on the resolution of each disputed item specified by the Purchaser in the Notice of Disagreement and the amount of the Adjustment Items, the amounts so determined shall be final and binding on the Parties for all purposes hereunder. If the Purchaser and the Seller have not resolved all such differences by the end of such thirty (30)-day period, the Purchaser and the Seller shall submit, in writing, to a large nationally recognized accounting firm mutually acceptable to the Purchaser and the Seller and who is independent of the Purchaser, the Seller and their respective Affiliates (the “Accounting Firm”) their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the applicable Adjustment Items, and the Accounting Firm shall make a written determination as to each such disputed item and the amount of the applicable Adjustment Items; provided, however, that if the Seller and the Purchaser are unable to agree on the Accounting Firm within ten (10) days, each will select a large nationally recognized firm of independent public accountants, who will then mutually agree upon and select a third large nationally recognized firm of independent public accountants who is independent of the Purchaser, the Seller and their respective Affiliates, which third firm will then serve as the sole Accounting Firm for purposes of this Agreement. The Purchaser and the Seller shall use their commercially reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to it within thirty (30) days following the submission thereof. The Accounting Firm shall consider only those items and amounts in the Purchaser’s and the Seller’s respective calculations of the applicable Adjustment Items that are identified as being items and amounts to which the Purchaser and the Seller have been unable to agree. The scope of the disputes to be resolved by the Accounting Firm shall be limited to correcting mathematical errors and determining whether the items and amounts in dispute were determined in accordance with the terms of this Agreement and the Accounting Firm shall not be permitted to make any other determination. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value or less than the smallest value for such item set forth on the Preliminary Closing Statement or the Final Closing Statement, as applicable. The Accounting Firm’s determination of the applicable Adjustment Items shall be based solely on written materials submitted by the Purchaser and the Seller (i.e., not on independent review). The determination of the Accounting Firm shall be conclusive and binding upon the Parties and shall not be subject to appeal or further review. In acting under this Agreement, the Accounting Firm shall function solely as an expert and not as an arbitrator; provided that the Accounting Firm shall have the power to conclusively resolve differences in disputed items as specified in this Agreement. The costs of any dispute resolution pursuant to this Section 1.5(e), including the fees and expenses of the Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The fees and disbursements of the representatives of each Party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such Party.

(f)            The Purchaser and the Seller will afford the Purchaser and the Seller, as applicable, and any of their respective representatives, reasonable access (taking into account any applicable Pandemic Measures), during normal business hours and upon reasonable prior notice, to the personnel, properties, Books and Records of the Business and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by Sections 1.5(b) through (e). Each Party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified in Sections 1.5(b) through (e); provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(g)           The Purchase Price shall be determined by adjusting the Estimated Purchase Price, upwards or downwards, as follows:

(i)           For the purposes of this Agreement,

(A)           the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (1) the Final Purchase Price, minus (2) the Estimated Purchase Price; and

(B)            the “Final Purchase Price” means an amount equal to the sum of (1)  the Base Amount, plus (2)  the amount, if any, by which the Closing Capital Expenditures exceeds the Target Capital Expenditures (as finally determined pursuant to this Section 1.5), minus (3) the amount, if any, by which the Target Capital Expenditures exceeds the Closing Capital Expenditures (as finally determined pursuant to this Section 1.5).

(ii)           If the Net Adjustment Amount is positive, then the Estimated Purchase Price shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, the Purchaser shall pay to the Seller the Net Adjustment Amount; and

(iii)          If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), then the Estimated Purchase Price shall be adjusted downwards in an amount equal to the Net Adjustment Amount. In such event, the Seller shall pay to the Purchaser the Net Adjustment Amount.

(h)           Payments in respect of Section 1.5(g) shall be made within five (5) Business Days after the date on which the Net Adjustment Amount is finally determined pursuant to this Section 1.5 by wire transfer of immediately available funds to such account as may be designated in writing by the Party entitled to such payment at least two (2) Business Days prior to such payment date.

Section 1.6             Prorations and Adjustments.

(a)            On the Closing Date, or as promptly as practicable following the Closing Date, but in no event later than ninety (90) calendar days thereafter, the water, gas, electricity and other utilities, local business or other license fees to the extent assigned and other similar periodic charges payable with respect to the Purchased Assets shall be prorated between the Seller, on the one hand, and the Purchaser, on the other hand, effective as of the Effective Time with the Seller being responsible for amounts related to the period ending as of the Effective Time and the Purchaser being responsible for amounts related to the period after the Effective Time. The Parties shall use commercially reasonable efforts to cause utility meter readings to be determined as of the Effective Time or as close thereto as reasonably practicable; provided, however, that if a Party’s proration for a particular amount owed under this Section 1.6 cannot be determined due to the unavailability of the necessary information on the appropriate invoice or remittance statement, then the proration shall be calculated on a per day basis using the number of days in the respective Party’s period. If either Party fails to pay any utility bill for the period in which they are responsible under this Section 1.6 and payment is demanded in writing from the other Party, and the other Party pays the utility bill, then the deficient Party shall promptly reimburse the other Party for payment of any such utility bill. If the Purchaser fails to effect the transfer to it of utility services within one hundred and twenty (120) days following Closing, the Seller shall then have the option, in the Seller’s discretion and following at least five (5) days prior written notice to the Purchaser, to inform the utility provider to discontinue the utility service, without any Liability to the Seller for such discontinuance. The provisions of this Section 1.6 shall survive the Closing.

(b)            At least ten (10) Business Days prior to the Closing Date, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser a written statement (the “Preliminary CIAC and Cash Adjustments Statement”) that sets forth a good-faith estimate of (i) Excess CIAC, and (ii) Eligible CIAC, in each case together with reasonable supporting documentation and determined as of the Closing Date (without giving effect to the transactions contemplated hereby), calculated in accordance with the accounting Books and Records of the Business, the CAPEX Principles, and, with respect to clause (i) and (ii), using the calculation formulae set forth in the “QVWS CIAC Exhibit” tab of the Capital Statements and Adjustments Model (utilizing the applicable actual amounts set out where appropriate in the applicable “Source file” tab thereof) where Excess CIAC is determined in the column titled “Excess CIAC,” Closing Cash CIAC is determined in the column titled “Closing Cash CIAC,” and Closing CIAC Receivables is determined in the column titled “Post close reimbursement for Capex spent prior” therein. After its receipt of the Preliminary CIAC and Cash Adjustments Statement, the Purchaser may submit to the Seller in writing any good faith objections or proposed changes to the Seller’s draft of the Preliminary CIAC and Cash Adjustments Statement. The Parties shall in good faith attempt to agree in writing on the draft of the Preliminary CIAC and Cash Adjustments Statement as soon as possible after the Seller’s receipt of the Purchaser’s objections or proposed changes, if any. The estimates agreed to by the Seller and the Purchaser, or, absent such agreement, delivered in the Preliminary CIAC and Cash Adjustments Statement delivered by the Seller (as modified by mutual written agreement of the Parties, if applicable), will be the amounts used to calculate the Excess CIAC and Eligible CIAC for purposes of the Closing. Following the Closing, in the event of any disputes with respect to the Excess CIAC and Eligible CIAC, Sections 1.5(c)-(f) shall apply mutatis mutandis.

(c)           At least three (3) Business Days prior to the Closing Date, the Purchaser shall prepare, or cause to be prepared, and deliver to the Seller a statement (the “Funds Flow Statement”), utilizing the amounts set forth in the Preliminary Closing Statement and the Preliminary CIAC and Cash Adjustments Statement (in each case as modified by mutual written agreement of the Parties, if applicable) setting forth (i) all amounts to be paid to, or retained by, the Seller at the Closing, (ii) all amounts to be paid, assigned, transferred or credited to the Purchaser at the Closing, and (iii) any other payments or disbursement to be made by or on behalf of the Seller or the Purchaser, as applicable, at the Closing. The Parties shall work in good faith to finalize and mutually agree upon the Funds Flow Statement prior to the Closing, provided that for the avoidance of doubt, the Funds Flow Statement shall not be deemed to modify the rights and obligations of the Parties in any respect and neither the Purchaser nor the Seller shall have any Liability with respect to any amounts or calculations set forth in the Funds Flow Statement except as otherwise expressly provided in this Agreement with respect to the underlying amounts and allocations. Notwithstanding anything in this Agreement to the contrary, the Parties agree that all cash amounts payable by the Purchaser to the Seller at the Closing, and by the Seller to the Purchaser at the Closing, shall be aggregated and netted against each other so that only a single, net cash payment shall be made at the Closing.

Section 1.7             Taxes; Apportionments; Post-Closing Adjustments.

(a)            All Transfer Taxes arising from the sale and purchase of Purchased Assets pursuant to this Agreement, if any, whether levied on the Seller, the Purchaser, and/or their respective Affiliates, shall be borne fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser. The Party required by Law to file a Tax Return or other document with respect to a Transfer Tax shall timely prepare and file or cause to be prepared and filed such Tax Return or other document and pay or cause to be paid the full amount of such Transfer Tax. The Purchaser and the Seller shall cooperate in the preparation and filing of all such Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, the Purchaser or the Seller (as applicable) will, and will cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. The Purchaser and the Seller shall use commercially reasonable efforts to cooperate with each other to reduce or eliminate any Transfer Taxes to the extent permitted by applicable Law, including obtaining any applicable documentation and certifications from any applicable Taxing Authority. The Parties shall promptly reimburse one another so that Transfer Taxes are borne in the manner required by this Section 1.7(a).

(b)           Within sixty (60) calendar days after the determination of the Final Closing Statement pursuant to Section 1.5, the Seller shall prepare and deliver to the Purchaser a proposed allocation of the Purchase Price (and the amount of any Assumed Liabilities or other items required to be treated as purchase price for U.S. federal income tax purposes)

among the Purchased Assets in accordance with the requirements of Section 1060 of the Code and the Treasury Regulations thereunder. During the thirty (30) day period after the Purchaser receives such proposed allocation, the Purchaser and the Seller shall discuss such proposed allocation in good faith in an effort to agree upon such allocation, provided, however, that subject to Section 1.7(d), neither the Purchaser nor the Seller shall be obligated to agree upon any such allocation or be bound by any such allocation for any purpose.

(c)           The Liability for Straddle Period Taxes shall be prorated on a daily basis between the Seller and the Purchaser as of the Closing Date, (a) with the Seller being liable for the portion of Straddle Period Taxes (“Straddle Period Seller Taxes”) equal to the product of (i) the amount of such Straddle Period Taxes for the entirety of the Straddle Period, multiplied by (ii) a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the Straddle Period, and (b) with the Purchaser being liable for the remainder of such Straddle Period Taxes (“Straddle Period Purchaser Taxes”). The Seller shall timely remit the Straddle Period Seller Taxes to the Purchaser, and the Purchaser shall timely remit all Straddle Period Taxes to the appropriate Taxing Authority. The Parties shall reasonably cooperate to ensure that all Straddle Period Seller Taxes are timely paid to the applicable Taxing Authority. The Parties shall promptly reimburse one another so that Straddle Period Taxes are borne in the manner required by this Section 1.7(c). If the Seller, from and after the Closing, receives any bill, assessment, or other notice of any such Straddle Period Taxes due for any Straddle Period, the Seller shall promptly forward a copy of such bill, assessment, or other notice to the Purchaser. Notwithstanding anything to the contrary herein, the Purchaser shall pay any property Taxes that are assessed on the Fee Property by reason of the Purchaser changing the manner in which the Fee Property is used after the Closing Date.

(d)          The Seller reserves the right, at or prior to Closing, to take such action as the Seller determines is necessary or appropriate in order to cause all or any portion of the transactions contemplated hereunder to be implemented as part of a like-kind exchange under Section 1031 of the Code (a “Like-Kind Exchange”), including assigning all or any portion the Seller’s rights and obligations hereunder, and the portion of the Purchase Price and Purchased Assets (the “1031 Assets”) associated therewith, to a Qualified Intermediary (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) (the “QI”) or an Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37) (the “EAT”) (and/or, prior to such assignment, to an owner or owners of the Seller, for the purpose of effecting the Like-Kind Exchange), provided that the Seller must provide written notice to the Purchaser within one hundred and eighty (180) days after the date of this Agreement stating whether it intends to make any such assignment or take any such action and identifying the Purchased Assets that will constitute the 1031 Assets. If Seller provides such written notice to the Purchaser, the Purchaser shall reasonably promptly thereafter (and in any event, within ninety (90) days after such notice) deliver a written statement to the Seller setting forth the Purchaser’s good faith determination of the fair market value of such 1031 Assets (the “1031 Asset Valuation”). The Purchaser shall consider in good faith any comments received from the Seller in respect of the 1031 Asset Valuation within fourteen (14) days after such 1031 Asset Valuation is delivered. The

Purchaser shall reasonably promptly thereafter finalize the 1031 Asset Valuation, which shall bind the Purchaser, the Seller, their Affiliates, and their equityholders for purposes of implementing the actions and assignments contemplated in this Section 1.7(d) which relate to the Like-Kind Exchange. The Purchaser hereby (i) consents to any assignment by the Seller of the Seller’s rights and obligations hereunder, including with respect to any 1031 Assets, in furtherance of a Like-Kind Exchange, and (ii) provided the Purchaser receives timely notice thereof in accordance with this Section 1.7(d), agrees to pay at Closing all or any portion of the Purchase Price to such account or accounts as the Seller may designate in writing in furtherance of a Like-Kind Exchange and in a manner consistent with the 1031 Asset Valuation. The Seller acknowledges and agrees that any assignment of its rights and obligations under this Agreement to a QI or EAT shall not release the Seller from any of its liabilities, responsibilities or obligations under this Agreement. The Parties acknowledge and agree that (v) the Purchaser shall not be obligated to pay or incur any additional costs or obligations in connection with any Like-Kind Exchange effected by or to be effected by the Seller, (w) the Seller agrees to defend, hold harmless and indemnify the Purchaser Indemnitees from and against all Losses, if any, of the Purchaser Indemnitees resulting from any such Like-Kind Exchange, (x) the Closing shall not be delayed by reason of a Like-Kind Exchange, and (y) the Purchaser (i) makes no representation as to whether the transactions contemplated in this Agreement and the actions described in this Section 1.7(d) may qualify as a Like-Kind Exchange, and (ii) shall not be liable to the Seller for any Loss suffered by the Seller by reason of the transactions contemplated in this Agreement and the actions described in this Section 1.7 failing to qualify as a Like-Kind Exchange.

Section 1.8             Closing.

(a)           The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m., Houston, Texas time on a date to be specified by the Parties but no later than the date that is the thirtieth (30th) day (or, if such day is not a Business Day, the next following Business Day) following the later of (i) the date on which the last of the conditions to Closing set forth in Article 6 have been fully satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date, which conditions shall be capable of satisfaction) and (ii) the date on which the last of the conditions to Closing set forth in Article 6 of the Regulated APA have been fully satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date (as defined in the Regulated APA), which conditions shall be capable of satisfaction), at the offices of Porter Hedges LLP, 1000 Main Street, 36th Floor, Houston, Texas 77002, or at such other time or on such other date or at such other place as the Seller Parties and the Purchaser Parties may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”); provided that the Parties need not attend the Closing in person, and the delivery of all documents and funds as described in Section 1.9 may be handled by wire transfer and electronic mail, except as may be required by the Title Company. Subject to the occurrence of the Closing, all transactions hereunder shall be deemed to have occurred as of 11:59 p.m., Houston, Texas time, on the Closing Date (the “Effective Time”).

(b)          The Seller shall be solely responsible for the payment to the Title Company of the cost of the Title Commitments and all premiums and charges of the Title Company for the issuance of the Title Policies, as well as the cost of any Material Easement Title Reports and any title reports, (which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the subject Real Property), for Unknown After-Acquired Real Property. The Purchaser shall be responsible for (x) the cost of all other due diligence (aside from title search fees) undertaken by the Purchaser with respect to the transaction described in this Agreement, including, the Surveys, all engineering reports, environmental site assessments, studies and reports, appraisal costs,(y) all endorsements or other modifications desired by the Purchaser and required by the Purchaser’s lender, if any, in connection with the Title Policies, and shall reimburse the Seller for any such costs incurred by the Seller since the Effective Date, if any, and (z) the cost of any Immaterial Easement Title Reports. All escrow fees and expenses of the Title Company shall be split equally between the Purchaser and the Seller.

(c)           Notwithstanding anything in this Agreement to the contrary, the Purchaser, at its sole discretion, may designate one or more subsidiaries of Guarantor (a “Designated Subsidiary”) to be the ultimate purchaser of the Purchased Assets and Assumed Liabilities under this Agreement. The designation shall be made by the Purchaser providing prior written notice to the Seller prior to the Closing Date. The Seller shall cooperate with the Purchaser and the Designated Subsidiary in all respects to effect the transfer of the Purchased Assets to, and assumption of the Assumed Liabilities by, the Designated Subsidiary. No such designation by the Purchaser will relieve the Purchaser of its obligations under this Agreement.

Section 1.9             Closing Deliveries.

(a)            At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser:

(i)            a bill of sale, assignment and assumption agreement, in substantially the form attached hereto as Exhibit A, effecting the assignment by the Seller to the Purchaser of the Purchased Assets (other than the Fee Property or the Easements) and the assumption by the Purchaser of the Assumed Liabilities (the “Bill of Sale”), duly executed by the Seller;

(ii)           one or more special warranty deeds in substantially the form attached hereto as Exhibit B (each, a “Deed”), effecting the grant and conveyance of the Fee Property (and, to the extent applicable, the Known After-Acquired Real Property and Unknown After-Acquired Real Property) to the Purchaser subject to the Permitted Liens, each duly executed by the applicable Seller, which Deeds shall be adapted as necessary to the applicable Fee Property and to conform to local requirements, if any, to render such grant and conveyance effective and such Deed recordable (subject to Permitted Liens) in the applicable jurisdiction;

(iii)          an assignment of lease agreement, in substantially the form attached hereto as Exhibit C (the “Lease Assignments”), effecting the assignment by the Seller to the Purchaser of the Real Property Leases, duly executed by the Seller;

(iv)          an assignment of easements agreement, in substantially the form attached hereto as Exhibit D (the “Easements Assignment”), effecting the assignment by the Seller to the Purchaser of the Easements (and, to the extent applicable, the Known After-Acquired Real Property and Unknown After-Acquired Real Property) subject to the Permitted Liens, duly executed by the Seller;

(v)           duly executed copies of the Third Party Consents that are listed in Schedule 1.9(a)(v) (the “Closing Consents”); provided, however, for the avoidance of doubt, in no event shall any Third Party Consent with respect to any Assigned Permit be deemed a Closing Consent if such Assigned Permit is by its terms and conditions and applicable Law not assignable or transferable to another party, or capable of being held in the name of a party other than the named party thereunder, regardless of any efforts a party may undertake (including as contemplated by Section 4.5);

(vi)          a Statement of Occasional Sale (Texas Comptroller Form 01-917) regarding the sale and purchase of the Purchased Assets;

(vii)         a duly executed IRS Form W-9 with respect to the Seller;

(viii)        copies of all financing statement terminations, Lien releases or other documentation, in form and substance reasonably satisfactory to the Purchaser and the Title Company, necessary to remove any Liens (other than Permitted Liens) applicable to the Purchased Assets; provided, further, that such documentation may state that such financing statement terminations or Lien releases may be filed after receipt of the payment of the Indebtedness necessary to remove the Liens or within a reasonable time period following the Closing;

(ix)           the Seller’s Bring Down Certificate;

(x)            customary and reasonably required title affidavits, evidence of authority, resolutions and written consents, organizational documents, proofs of payment and such other documents, agreements, instruments and information reasonably required by the Title Company and, in each case, in form and substance reasonably acceptable to the Seller and to the Purchaser in order for the Title Company to issue the Title Policies (as defined below), duly executed (and acknowledged, if required) by the Seller; provided, however, that the Purchaser hereby acknowledges that the Title Policies may contain as an exception to coverage thereunder certain pre-printed exceptions that are not removable by way of execution and delivery to the Title Company of customary title affidavits required by the Title Company;

(xi)          a certificate of good standing, or the equivalent, with respect to the Seller issued by the Secretary of State of the State of Texas, dated within ten (10) days of the Closing Date;

(xii)         evidence of the termination of the intercompany agreements set forth in Schedule 1.9(a)(xii);

(xiii)        restrictive covenant agreements in the form substantially attached hereto as Exhibit E (the “Restrictive Covenant Agreements”) duly executed by the Seller and the beneficial owners of the Seller (including the beneficiaries of any trust that is the beneficial owner of the Seller);

(xiv)        the Title Policies, subject to the receipt of the Seller’s payment of the applicable base title insurance premium and the Purchaser’s payment of the applicable required endorsement or modification of the Purchaser or the Purchaser’s lender, if any, will have committed itself to issue the Title Policies for each Fee Property which such Title Policies may be issued after the Closing Date in accordance with the local custom in Texas;

(xv)         joinder and release agreements in the form substantially attached hereto as Exhibit F (the “Joinder Agreements”), duly executed by the Seller and the beneficial owners of the Seller (including the beneficiaries of any trust that is the beneficial owner of the Seller);

(xvi)        an audited balance sheet and related statements of income, changes in partners’ capital, and cash flows of the Seller with respect to each fiscal year (and for the twelve month period ended as of such date) that has concluded since the Effective Date and an unaudited balance sheet and related income statement of the Seller with respect to the interim period between the end of the last fiscal year prior to the Closing Date and the end of the calendar month immediately preceding the last calendar month prior to the Closing Date; and

(xvii)       such other documents as may reasonably be required to consummate the transaction contemplated herein and such other documents as the Title Company may reasonably require to consummate the transaction contemplated herein.

(b)           At the Closing, the Purchaser and the Guarantor, as applicable, shall deliver, or cause to be delivered, to the Seller:

(i)            the Estimated Purchase Price;

(ii)           the Bill of Sale, duly executed by the Purchaser;

(iii)          the Lease Assignments, duly executed by the Purchaser;

(iv)          the Easements Assignment, duly executed by the Purchaser;

(v)           the Purchaser’s Bring Down Certificate;

(vi)          evidence of the posting of replacements for all Credit Support Instruments prior to the Closing pursuant to Section 4.13;

(vii)         the Restrictive Covenant Agreements, duly executed by the Purchaser;

(viii)        a certificate of good standing, or the equivalent, with respect to the Purchaser and the Guarantor, issued by the Secretary of State of the State of Texas and the Secretary of State of the State of Delaware, respectively, dated within ten (10) days of the Closing Date;

(ix)           the Joinder Agreements, duly executed by the Purchaser; and

(x)            such other documents as may reasonably be required to consummate the transaction contemplated herein and such other documents as the Title Company may reasonably require to consummate the transaction contemplated herein.

Section 1.10           Casualty and Condemnation Loss.

(a)            If, after the Effective Date but prior to the Closing Date, any portion of the Purchased Assets are damaged or destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain (each such event, a “Casualty Event”), the Seller shall promptly notify the Purchaser of such Casualty Event, including, if and to the extent reasonably available, reasonable detail regarding the nature and extent of such Casualty Event, and:

(i)             if the damages directly caused by such Casualty Event are less than 1% of the Purchase Price in the reasonable judgment of the Purchaser acting in good faith and taking into account the reasonable judgment of the Seller acting in good faith, the Purchaser shall nevertheless be required to close (subject to the satisfaction or waiver of the conditions to Closing set forth in Article 6) and the Seller shall not have any obligation to repair or restore the subject Purchased Assets or pay any amounts to the Purchaser with respect thereto, other than paying to the Purchaser any insurance proceeds and condemnation awards actually received by the Seller with respect thereto; and

(ii)           if the damages directly caused by such Casualty Event exceed 1% of the Purchase Price but are less than 10% of the Purchase Price in the reasonable judgment of the Purchaser acting in good faith and taking into account the reasonable judgment of the Seller acting in good faith, the Purchaser shall nevertheless be required to close (subject to the satisfaction or waiver of the other conditions to Closing set forth in Article 6) and the Purchaser shall elect by prompt written notice to the Seller prior to Closing either: (a) to cause the Purchased Assets affected by any Casualty Event to be repaired or restored to a condition reasonably comparable to its or their condition prior to such Casualty Event, as promptly as reasonably practicable prior to the Closing, and the Purchaser may elect for the Closing Date to be postponed for the amount of time reasonably necessary to complete the restoration, repair or replacement of such property or assets as reasonably agreed between the Purchaser and the Seller (including, if necessary, the extension of the Outside Date to allow for the restoration, repair or replacement of such assets or properties), or (b) to the extent that the Purchased Assets are affected by the Casualty Event, the Purchaser may elect to reduce the Purchase Price by the amount necessary to repair or restore the Purchased Assets affected by the Casualty Event to a condition reasonably comparable to its or their condition prior to such Casualty Event, and in either case, the Seller shall be entitled to all sums or proceeds paid to the Seller by any third parties by reason of such Casualty Event with respect to the affected Purchased Assets and all rights, title, interests and claims against such third parties arising out of or relating to such Casualty Event. If the Purchaser opts to have the affected Purchased Assets repaired or restored, the Seller shall use commercially reasonable efforts to keep the Purchaser reasonably informed with respect to such restoration, repair or replacement, including allowing the Purchaser to participate in meetings, communications and inspections pertaining thereto, in order to enable the Purchaser to evaluate the quality and sufficiency thereof.

(b)           Notwithstanding anything in the foregoing to the contrary, if the damages directly caused by such Casualty Event equals or exceeds $54,000,000 when aggregated with any damages caused by a “Casualty Event” as such term is defined in the Regulated APA, in the reasonable judgment of the Purchaser acting in good faith and taking into account the reasonable judgment of the Seller acting in good faith, then the Purchaser shall have the right, but not the obligation, by notice to the Seller of at least three (3) Business Days (unless the loss occurs so close to Closing as to make such notice impracticable) prior to Closing, to terminate this Agreement under Section 7.1(e) or to address such Casualty Event pursuant to the terms and procedures set forth in Section 1.10(a)(ii).

ARTICLE 2
REPRESENTATIONS OF THE SELLER

The Seller hereby makes the representations and warranties set forth below as of the Effective Date and as of the Closing Date, except as set forth in the Schedules (with the applicability of such exception determined in accordance with Section 8.4).

Section 2.1            Organization. The Seller is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Texas. The Seller has full power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby including, to own, operate, sell and transfer the Purchased Assets assuming the receipt of all applicable consents and approvals.

Section 2.2           Execution and Delivery. The Seller has taken all limited partnership action required to authorize the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Seller and constitutes, and upon the execution and delivery by the Seller of the Transaction Documents to which it is a party, the Transaction Documents will constitute, the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their terms, assuming valid execution and delivery of this Agreement and the Transaction Documents by the Purchaser and the Guarantor, and except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other Laws affecting creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity.

Section 2.3             Authority. The Seller has full power and authority to own and operate its Purchased Assets. The Seller is duly qualified, licensed or admitted to do business and is in good standing in each of the states in which it has assets or conducts activities that require it to be so qualified or in good standing, except where the failure to be so qualified or in good standing in such other states would not reasonably be expected to be material to the Seller.

Section 2.4             No Conflicts. The execution and delivery by the Seller of this Agreement and the Transaction Documents to which it is a party, the performance of its obligations under this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a)           conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of the Seller;

(b)           subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Schedule 2.4, materially conflict with or result in a material violation or material breach of any term or provision of any Assigned Contract, Easement, Assigned Permit, Law or Order applicable to the Seller or any of the Purchased Assets; or

(c)           except as disclosed in Schedule 2.4: (i) materially conflict with or result in a material violation or material breach of, (ii) constitute (with or without notice or lapse of time or both) a material default under, (iii) except as would not be material to the Business, require the Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or material modification in or with respect to, or (v) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the Purchased Assets under, any Assigned Contract or Assigned Permit to which the Seller is a party or by which any of the Purchased Assets are bound.

Section 2.5             Governmental Approvals and Filings. Except for such filings as may be required under the HSR Act, and except as set forth in Schedule 2.5, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Seller is required in connection with the execution, delivery and performance of this Agreement or any of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby.

Section 2.6             Financial Statements.

(a)           Schedule 2.6(a) sets forth (a) the unaudited balance sheets and related statements of income of the Seller as of December 31, 2022, 2023 and 2024 (the “Unaudited Financial Statements”), and (b) the unaudited balance sheet and statement of income of the Seller for the 4-month period ended April 30, 2025 (the “Interim Statements” and, together with the Unaudited Financial Statements, collectively, the “Financial Statements”).

(b)           Except as set forth in Schedule 2.6(b), the Financial Statements have been prepared in conformity with GAAP consistently applied during the period(s) involved except as otherwise noted therein, for the absence of footnotes or other textual disclosures required under GAAP, and, in the case of the Interim Statements, subject to normal and recurring year-end adjustments. Except as set forth in Schedule 2.6(b), the Financial Statements presents fairly, in all material respects, the financial position of the Seller as of their respective dates and present fairly, in all material respects, the results of operations of the Seller for the periods covered thereby. The Books and Records of the Seller from which the Financial Statements were derived were complete and accurate in all material respects at the time of such preparation, subject to adjustments in the Ordinary Course of Business, and are maintained in accordance with sound accounting practice. The Seller has established and maintains a system of internal accounting controls which are sufficient to provide reasonable assurance regarding the reliability of customer account records, meter data, financial reporting and the preparation of financial statements in accordance with GAAP. The Seller has not identified or been made aware in writing of (i) any material deficiency or material weakness in the system of internal accounting controls utilized by the Seller with respect to the Business, or (ii) any fraud in the preparation of the Financial Statements the internal accounting controls utilized by the Sellers with respect to the Business, or (iii) to the Knowledge of the Seller, any claim or allegation regarding any of the foregoing.

(c)           The Seller has accounted for all contributions in aid of construction in accordance with GAAP and applicable Law, in each case in all material respects. All assets funded by contributions in aid of construction are owned free and clear of any lien, claim, reversionary interest, or obligation to reimburse or refund to any third party, including developers, customers, or governmental entities, other than Permitted Liens, the applicable terms of the Contract.

Section 2.7            Taxes.

(a)           The Seller has filed all material Tax Returns required to be filed by or on behalf of the Seller and such Tax Returns are complete and correct in all material respects. The Seller is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)           The Seller has paid all Taxes due and payable by the Seller and deducted, withheld, collected and timely paid to the appropriate Taxing Authority all Taxes required to be deducted, withheld, collected or paid, including sales and use Taxes and amounts required to be withheld or collected in connection with amounts paid or owing to any employee, independent contractor, creditor, member or other third party.

(c)           None of the Purchased Assets are subject to any Lien arising in connection with any failure or alleged failure to pay any Tax, other than Permitted Liens.

(d)           Neither the Seller, nor any of the Purchased Assets, is currently the subject of any Tax Proceeding, and no such Tax Proceeding has been threatened or contemplated in writing. The Seller has not received within the past three (3) years any written notice of deficiency, notice of assessment or reassessment, or proposed adjustment regarding any Asset Taxes the payment of which is currently outstanding in whole or in part.

(e)           No waiver or extension of any statute of limitation as to any Taxes of the Seller, or with respect to any Purchased Assets, is currently in effect and there is no pending request for any such waiver or extension by any Taxing Authority. The Seller has not granted in writing any power of attorney which is currently in force with respect to any Asset Taxes.

(f)            The Seller is not a “foreign person” within the meaning of Section 1.1445-2 of the Treasury Regulations.

(g)           None of the Purchased Assets are (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code, or (iv) tax-exempt use property within the meaning of Section 168(h) of the Code.

(h)           The Seller has not (i) been a party to or participated in a transaction that is a “reportable transaction,” within the meaning of Section 6707A(c)(1) of the Code and/or Section 1.6011-4(b) of the Treasury Regulations, (ii) received a request or claim from any Taxing Authority in a jurisdiction in which the Seller does not file Tax Returns that the Seller is or may be liable for Taxes in such jurisdiction, or (iii) received or requested any letter ruling from any Taxing Authority regarding Taxes or entered into any “closing agreement” affecting the Purchased Assets within the meaning of Section 7121 of the Code (or applicable or analogous state Law) with any Taxing Authority.

Section 2.8             Legal Proceedings. Except as disclosed in Schedule 2.8: (a) there are no Actions or Proceedings pending or, to the Knowledge of the Seller, threatened in writing against the Seller or otherwise affecting the Business, the Systems or any Purchased Assets, and (b) there are no Orders outstanding that provide for injunctive relief, or material monetary damages, and that relate to the Business, the Systems or any Purchased Assets.

Section 2.9             Compliance With Laws and Orders. Except as disclosed in Schedule 2.9, the Seller is operating and has operated the Business, the Systems and the Purchased Assets within the three (3) years immediately prior to the Effective Date, in compliance in all material respects with all applicable Laws and Orders. Except as set forth in Schedule 2.9, the Seller has not, at any time within the three (3) years immediately prior to the Effective Date received or, to the Seller’s

Knowledge become aware of, any written notice that it is or has at any time within such three (3) year period been, in violation of or in default in any material respect under any applicable Law or Order with respect to the Business, the Systems and/or the Purchased Assets (except for minor violations or defaults which have been fully cured or remedied).

Section 2.10          Real Property.

(a)           Schedule 2.10(a) contains an accurate and complete list of all Fee Property and Known After-Acquired Real Property, and includes, without any representation or warranty by the Seller, the addresses, tax parcel numbers, legal descriptions and names of the record title holders thereof. The Seller has good and indefeasible fee simple title to each parcel of Fee Property, free and clear of Liens except Permitted Liens. In the twelve (12) months immediately prior to the Effective Date, the Seller has not received written notice of any condemnation proceeding that is pending with respect to any Fee Property or Leased Real Property, and to the Knowledge of the Seller, no condemnation proceeding has been threatened in writing by notice to the Seller with respect to any Fee Property or Leased Real Property. Except as set forth in Schedule 2.10(a) and except for any Permitted Liens, the Seller has not leased, licensed, contracted to sell (other than this Agreement), or otherwise granted to any Person the right to use, occupy or acquire any Fee Property, or Leased Real Property and the Seller has not received written notice of any claim of any Person to the contrary in the thirty six (36) month period immediately prior to the Effective Date. Except as set forth in Schedule 2.10(a), there are no outstanding options, rights of first offer or rights of first refusal to purchase any Fee Property except as may be set forth in the Title Commitments.

(b)           Except as set forth on Schedule 2.10(b), to the Knowledge of the Seller, the Seller is not in material breach or default of any Easement or any Real Property Lease, and, to the Knowledge of the Seller, there is no event that with notice or lapse of time or both would become a material default thereunder on the part of the Seller to be performed under any Easement or any Real Property Lease. Except as set forth on Schedule 2.10(b), the Seller has good and valid easement or right of way interest under each Easement Real Property and a good and valid leasehold interest under each Real Property Lease, and the Seller’s easement interest in all Material Easement Real Property and leasehold interest in all Leased Real Property, in each case, is free and clear of Liens except Permitted Liens. Except as set forth in Schedule 2.10(a), the Seller has not exercised or given any notice of exercise of, nor has, as of the Effective Date, any lessor exercised or given any notice of exercise of, any option, right of first offer or right of first refusal contained in any Real Property Lease.

(c)           The Seller has made available to the Purchaser accurate and complete copies of all Easements listed on Schedule 1.1(a)(iv) and all Real Property Leases listed on Schedule 1.1(a)(v).

(d)           Subject to any Permitted Liens, the Seller is in peaceful and undisturbed possession of the Fee Property and the Leased Real Property, and the Seller has not received any written notice under any declarations of restrictions, easements and agreement or reciprocal easement agreements that the Seller’s use of the Fee Property or the Leased Real

Property in the Ordinary Course of Business is a default by the Seller of its obligations hereunder. Other than the Known After-Acquired Real Property set forth on Schedule 2.10(a), there are no Contracts outstanding for the sale, exchange, lease or transfer of any Fee Property, any Leased Real Property, or to the Knowledge of the Seller, on the Seller’s easement interest in the Material Easement Property.

(e)            All buildings, structures, fixtures and other improvements included in the Real Property are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the current use of the Real Property, in each case in all material respects. To the Knowledge of the Seller, all such improvements are structurally sound and free from latent and patent material defects, have been maintained in accordance with normal industry practice in all material respects, and are in compliance in all material respects with applicable Laws.

Section 2.11          Facilities and Fixtures; Purchased Assets. Except as provided in Schedule 2.11, to the Knowledge of the Seller, the Seller is in possession of and has good title to, or has valid leasehold interests in or valid rights under contract to use, all Facilities and Fixtures included in the Purchased Assets, other than property disposed of since the Effective Date in the Ordinary Course of Business. All such Facilities and Fixtures are free and clear of all Liens, other than Permitted Liens.

Section 2.12           Intentionally Omitted.

Section 2.13           Material Contracts.

(a)            Schedule 2.13(a) is a true and complete list of all Material Contracts as of the Effective Date. Prior to the Effective Date, the Seller has made available to the Purchaser true and complete copies of the Material Contracts. Each Material Contract (i) constitutes a valid and legally binding obligation of the Seller or its applicable Affiliates and, to the Knowledge of the Seller, the other parties thereto, and (ii) is in full force and effect (subject to the expiration of any of the stated term of such Material Contract in accordance with its terms) except as enforceability may be limited by the non-Seller party’s bankruptcy, insolvency, reorganizations, moratorium or other Laws affecting creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity.

(b)            Except as set forth on Schedule 2.13(b), the Seller or its Affiliates are not in material default under or in material breach of any of Material Contracts, and to the Knowledge of the Seller, none of the other parties thereto are in material default or material breach under any Material Contract or, to the Knowledge of the Seller, have threatened to terminate, breach or fail to fulfil any material obligation under such Contract.

Section 2.14           Assigned Permits.

(a)            Each Assigned Permit is valid, binding and in full force and effect and no appeal or other proceeding is pending or, to the Knowledge of the Seller, threatened to revoke any such Assigned Permits, except where the failure to have such Permit, such failure to be in effect, or such appeals or proceedings would not, individually or in the aggregate, be material to the Business, taken as a whole.

(b)           Except as set forth on Schedule 2.14(b), the Assigned Permits constitute all Permits necessary to own and operate the Purchased Assets as currently operated in all material respects.

(c)           Except as set forth on Schedule 2.14(c), the Seller is not, and has not received any written notice within the three (3) years immediately prior to the Effective Date that it is, in material default (or with the giving of notice or lapse of time or both, would be in material default) under any Assigned Permit.

Section 2.15           Environmental Matters. Except as disclosed in Schedule 2.15:

(a)           The ownership, use and operation by the Seller of the Business, the Systems and the Purchased Assets are and for the past five (5) years have been in material compliance with all Environmental Laws, and there are no Environmental Actions pending, or to the Knowledge of the Seller, threatened in writing against the Seller alleging failure to so comply or alleging any Liability under Environmental Law.

(b)           The Seller has obtained all Environmental Permits required to own and operate the Business, the Systems and the Purchased Assets, such Environmental Permits are valid and in effect and the Seller is and for the past five (5) years has been in material compliance with such Environmental Permits.

(c)           In connection with the Business, the Systems and the Purchased Assets, the Seller has not been notified in writing by the United State Environmental Protection Agency (the “EPA”), similar state Governmental or Regulatory Authority, or other third party that the Seller is liable under Environmental Law or is a potentially responsible party under CERCLA or any similar or analogous state law.

(d)           No landfill, surface impoundment, disposal area, underground storage tank, groundwater monitoring well, or production water well is present or, to the Knowledge of the Seller, was installed at the Real Property in connection with the operation of the Business, the Systems or any Purchased Assets or, to the Knowledge of the Seller, has ever been present at the Real Property. Except as would not reasonably be expected to give rise to a material violation of or material Liability under Environmental Law, the Seller has not (i) treated, stored, disposed of, arranged for the disposal of, transported, handled, generated, exposed any Person to, or Released any Hazardous Material, and (ii) to the Knowledge of the Seller, there have been no Releases or disposal of Hazardous Material by any third party, at, on, or under the Real Property.

(e)           The Seller has delivered to the Purchaser accurate and complete copies of all Environmental Permits and final environmental reports, investigations and audits relating to the Business, the Systems, or the Purchased Assets prepared in the past three (3) years.

Section 2.16           Labor Matters.

(a)            Schedule 2.16(b) sets forth a true, complete and correct list of all on-going individual retained consultants or individual independent contractors of the Business, as of the Effective Date, stating such contractor’s (i) name, (ii) legal entity engaging such independent contractor, (iii) date of commencement of services, (iv) anticipated termination date (if applicable), (v) if there is a written contract for the work performed, (vi) location of work (including city and state) and (vii) rate of pay.

(b)            For the three (3) year period preceding the Effective Date, the Seller has been and is in material compliance with Laws pertaining to labor and employment with respect to the Business, including, but not limited to Laws governing or regarding the payment of wages or other compensation, hours of work, overtime, employment discrimination, harassment and retaliation, classification of employees, classification of independent contractors, terms and conditions of employment, employee data privacy, disability and accommodation rights, immigration, leaves of absence, workers’ compensation, unemployment insurance, workplace health and safety, employee terminations and leaves of absence.

Section 2.17          Intentionally Omitted.

Section 2.18           Absence of Certain Changes or Events. Except (a) as set forth in Schedule 2.18(a), and (b) any actions taken by the Seller that would be permitted by Section 4.6, since December 31, 2024, the Business has been conducted in all material respects in the Ordinary Course of Business consistent with past practice (it being acknowledged that the Seller and its Affiliates have conducted a sale process with respect to the Business and that, in connection therewith, several parties were permitted access to confidential information of the Business). Since December 31, 2024, there has not been any event or condition, or series of events or conditions that, individually or in the aggregate, has resulted in or would be reasonably likely to result in a Material Adverse Effect.

Section 2.19          Sufficiency of Assets; Title; Related Parties.

(a)           Except as set forth in Schedule 2.19(a) and except for the Excluded Assets and for obsolete or replaced equipment sold or otherwise disposed of in the Ordinary Course of Business since April 30, 2025 (the aggregate replacement cost of which does not exceed $250,000 or, following the Effective Date, otherwise sold or disposed of in compliance with the terms of this Agreement), the Purchased Assets, collectively, constitute all of the assets that are (i) owned or leased by the Seller (or any affiliate thereof) in connection the operation of the Business and/or the Systems, and (ii) necessary and sufficient to operate the Business and/or the Systems in all material respects as conducted as of the Effective Date. None of the Purchased Assets are located outside of the State of Texas. No third party (including any developer or customer) retains any ownership or reversionary interest in any of the Purchased Assets, other than Permitted Liens, and the applicable terms of the Assigned Contract. The Seller owns or controls sufficient water rights, sources, or supply contracts to meet current demands in all material respects.

(b)           Immediately after the Closing, assuming receipt of the relevant consents, approvals and authorizations relating to the matters set forth in Schedule 2.4 or Schedule

2.5 or as required under Section 4.4, except for the Excluded Assets and for obsolete or replaced equipment sold or otherwise disposed of in the Ordinary Course of Business since April 30, 2025 (the aggregate replacement cost of which does not exceed $250,000 or, following the Effective Date, otherwise sold or disposed of in compliance with the terms of this Agreement), the Purchaser will own, or have the right to use, all assets (including the Purchased Assets) and rights (including water rights, sources, and supply contracts) that are used by the Seller in or necessary to conduct the Businesses and/or the Systems in the manner and to the extent conducted as of the Effective Date and the Closing by the Seller in all material respects.

(c)           Except as set forth in Schedule 2.19(c): (i) no equity holder, director, Affiliate, or to the Seller’s Knowledge, officer of the Seller (A) is party to any Assumed Contract, (B) is party to any loan or contract for or relating to any indebtedness (as a lender, guarantor or otherwise) related to the operation of the Business, or (C) owns any material property (real, personal or mixed), tangible or intangible, used by the Seller in connection with the operation of the Business, (ii) no equity holder, director, Affiliate, or to the Seller’s Knowledge, officer of the Seller is the direct or indirect owner, of record or as a beneficial owner, of an equity interest or any other equity-based financial or profit interest in any person that is a present competitor or supplier of the Business (other than non-affiliated holdings in publicly held companies), and (iii) no equity holder, director, Affiliate, or to the Seller’s Knowledge, officer of the Seller is the direct or indirect owner and operator of any water or wastewater utility assets other than the Purchased Assets (and other than non-affiliated holdings in publicly held companies).

(d)          Except as set forth in Schedule 2.19(d), the Purchased Assets are in good working condition and repair (ordinary wear and tear and routine maintenance excepted) in all material respects.

Section 2.20          Insurance.

(a)           Schedule 2.20 lists all material insurance policies owned by the Seller and providing coverage for the Purchased Assets, Assumed Liabilities, the Systems and/or the Business (the “Insurance Policies”), all of which are in full force and effect as of the Effective Date.

(b)          With respect to the Insurance Policies: (i) neither the Seller nor any applicable Affiliate thereof is in material breach of or default under, and, to the Seller’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach of or default under, or permit termination or modification under, any such policies, (ii) all material premiums due with respect to each such policy have been paid when due, and (iii) since the most recent renewal date, the Seller has not received any written notice from or on behalf of the applicable insurance carrier threatening termination of, material premium increases with respect to (a material premium increase being an increase by 20% or greater from the immediately preceding term), or material and adverse alteration of coverage under, any such policies.

Section 2.21       No Brokers or Finders. Except as set forth in Schedule 2.21, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Seller.

Section 2.22       No Other Representations. Except for the representations and warranties expressly set forth in this Agreement, the Seller does not make, and no other Person on behalf of the Seller makes, any express or implied representation or warranty, whether in writing, orally or otherwise, with respect to the Seller, the Purchased Assets, or the Assumed Liabilities, and the Seller hereby disclaims, to the maximum extent permitted by applicable Law, any representation or warranty not expressly contained in this Agreement. Each representation and warranty of the Seller expressly contained in this Agreement is to be construed as a separate and independent representation and warranty and is not to be expanded by reference to, or inference from, the provisions of any other representation or warranty or anything else, whether in this Agreement or otherwise.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE GUARANTOR

The Purchaser and the Guarantor hereby, jointly and severally, make the representations and warranties set forth below as of the Effective Date and as of the Closing Date except as set forth or incorporated in the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Guarantor with the U.S. Securities and Exchange Commission since January 1, 2022:

Section 3.1         Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Purchaser and the Guarantor has full power, authority and capacity to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby assuming the receipt of all applicable consents and approvals.

Section 3.2         Execution and Delivery. The execution, delivery and performance by each of the Purchaser and the Guarantor of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by the Purchaser and the Guarantor, and no other action on the part of the Purchaser or the Guarantor is necessary to authorize the execution, delivery and performance by the Purchaser and the Guarantor of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Purchaser and the Guarantor and constitutes, and upon the execution and delivery by the Purchaser and the Guarantor of the Transaction Documents to which it is a party, the Transaction Documents will constitute, legal, valid and binding obligations of the Purchaser and the Guarantor, as the case may be, enforceable against the Purchaser and the Guarantor in accordance with their terms, assuming valid execution and delivery of this Agreement and the Transaction Documents by the Seller thereto, and except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other Laws affecting creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity.

Section 3.3         Authority. The Purchaser and the Guarantor each have full power and authority to conduct the business thereof as and to the extent now conducted and to own, use and lease their assets and properties. The Purchaser is duly qualified, licensed or admitted to do business and is in good standing in each of the states in which it has assets or conducts activities that require it to be so qualified or in good standing, except where the failure to be so qualified or in good standing in such other states would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.4         No Conflicts. The execution and delivery by the Purchaser and the Guarantor of this Agreement and the Transaction Documents to which it is a party, the performance of their respective obligations under this Agreement and such Transaction Documents and the consummation of the transactions contemplated hereby and thereby do not and will not, except as contemplated under this Agreement (including Section 4.4):

(a)        conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of the Purchaser or the Guarantor;

(b)        materially conflict with or result in a material violation or material breach of any term or provision of any Law or Order applicable to the Purchaser or the Guarantor or any of their respective assets or properties; or

(c)        (i) materially conflict with or result in a material violation or material breach of, (ii) constitute (with or without notice, or lapse of time or both) a material default under, (iii) except as would not be material to the business of the Purchaser, require the Purchaser or the Guarantor to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or material modification in or with respect to, or (v) result in the creation or imposition of any Lien upon the Purchaser or the Guarantor or any of its respective assets or properties under any Contract or Permit to which the Purchaser is a party or by which any of the Purchaser’s or the Guarantor’s assets or properties is bound.

Section 3.5         Governmental Approvals and Filing. Except for (a) such filings as may be required under the HSR Act, (b) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934 and/or the Securities Act of 1933, and (c) such filings or notices required pursuant to applicable Nasdaq rules and regulations, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Purchaser or the Guarantor is required in connection with the execution, delivery and performance of this Agreement or any of the Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except for such other filings, notices, consents or similar requirements that the failure to obtain or make, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.6         Sufficiency of Funds. The Purchaser has, or will have at or prior to the Closing, sufficient cash on hand or other sources of immediately available funds to (a) pay the Purchase Price and any other expenses incurred by the Purchaser in connection with this Agreement and the transactions contemplated herein, and (b) satisfy all other costs and expenses arising in connection herewith and therewith. The obligations of the Purchaser under this Agreement are not contingent on the availability of financing.

Section 3.7         Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of the Purchaser, threatened in writing against, relating to or affecting the Purchaser that would prohibit or materially affect the consummation of the transactions contemplated herein or that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect. There are no Orders outstanding against the Purchaser that would prohibit or materially affect the consummation of the transactions contemplated herein or that, individually or in the aggregate, has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.8         Solvency. Each of the Purchaser and the Guarantor (a) is solvent, (b) will not become insolvent as a result of the transactions contemplated by this Agreement, (c) is capable of paying its debts as they mature, and (d) expects to remain capable of repaying its debts as they mature after effecting such transactions.

Section 3.9         Brokers or Finders. The Purchaser, the Guarantor and its Affiliates have not incurred, and will not incur, any Liability for a finder’s fee, brokerage commission, or similar payment relating to the transactions contemplated hereby for which the Seller or any of its Affiliates will have any responsibility.

Section 3.10       Independent Investigation. The Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies and assets such as the purchase of the Purchased Assets as contemplated hereunder.  The Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. The Purchaser acknowledges that the Seller has given the Purchaser such access to the key employees, documents and facilities of the Business as the Purchaser, in its sole discretion, has determined to be necessary or desirable for purposes of the Purchaser’s evaluation, negotiation and implementation of the transactions contemplated hereby.

Section 3.11       No Other Representations Except for the representations and warranties expressly set forth in this Agreement, the Purchaser and the Guarantor do not make, and no other Person on behalf of the Purchaser or the Guarantor makes, any express or implied representation or warranty, whether in writing, orally or otherwise, with respect to the Purchaser, the Guarantor, or any other matter, and the Purchaser and the Guarantor hereby disclaim, to the maximum extent permitted by applicable Law, any representation or warranty, assurance not expressly contained in this Agreement. Each representation and warranty of the Purchaser and/or the Guarantor expressly contained in this Agreement is to be construed as a separate and independent representation and warranty and is not to be expanded by reference to, or inference from, the provisions of any other representation or warranty or anything else, whether in this Agreement or otherwise.

ARTICLE 4
COVENANTS

Section 4.1          Confidentiality.

(a)        After the Effective Date and until the Closing, the Confidentiality Agreement shall remain in effect in accordance with its terms; provided, however, that in the event that the term of the Confidentiality Agreement otherwise would expire prior to the Closing, then the term of the Confidentiality Agreement automatically shall be extended to the earlier of the Closing Date or the termination of this Agreement in accordance with its terms.

(b)        From and after the Closing, the Seller shall, and shall cause their Affiliates and representatives to, keep confidential and not disclose any Confidential Information, except (i) as may be approved by the Purchaser in writing, or (ii) to the extent disclosure (x) is required for purposes of complying with any applicable tax, financial reporting or regulatory requirements, (y) is made to its attorneys, advisors or representatives, in each case, who have a need to know such information, or (z) is requested or required by applicable Law, provided that the Seller shall, to the extent not prohibited by law, give prompt written notice to the Purchaser of such request or requirement prior to making any disclosure so that the Purchaser may, at the Purchaser’s sole cost and expense, seek an appropriate protective order and the Seller shall ensure that the Confidential Information so disclosed is limited to that portion of such Confidential Information which is legally required to be provided and is used only for the specific purposes for which the disclosure is legally required.

(c)        Notwithstanding the foregoing, either Party may make disclosures as required by applicable Law or any Governmental or Regulatory Authority and in connection with disputes hereunder; provided that the Party requested to disclose confidential information that is subject to the Confidentiality Agreement, to the extent not prohibited by applicable Law, shall deliver to the other Party notice at least ten (10) Business Days prior to the day the disclosing Party is to disclose any such confidential information so that the other Party may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 4.1.

Section 4.2         Cooperation by the Parties.

(a)        Access to Records Prior to Closing. Subject to the terms hereof, from the Effective Date until the earlier of the Closing or the termination of this Agreement, the Seller shall provide the Purchaser with reasonable access, upon reasonable prior notice of not less than twenty-four (24) hours and during normal business hours, to the Purchased Assets, Assigned Books and Records, and representatives of the Seller who have significant responsibility in connection with the Business, but only to the extent that such access does not unreasonably interfere with the Seller’s business or the safe commercial operations of the Business; provided, however, (i) that the Purchaser shall, and shall cause its representatives to, observe and comply with all material health, safety, and security requirements of the Seller, and (ii) in no event shall any subsurface or other invasive investigation, sampling or testing of any environmental media be conducted without the prior written consent of the Seller. Notwithstanding the foregoing, the Purchaser shall not have any right of access to, and none of the Seller or any of its Affiliates shall have any obligation to provide any information, the disclosure of which (A) would reasonably be expected to jeopardize any privilege (including attorney-client privilege) available to the Seller or any of its Affiliates, (B) would cause the Seller or its Affiliates to breach any fiduciary duty or Contract to which they are a party, or (C) would result in a violation of Law; provided, however, that the Seller shall use commercially reasonable efforts to provide any such information that would implicate the foregoing clauses in a manner so as to not implicate any such clause. This Section 4.2 shall not in any way be deemed to provide the Purchaser with authority or permission to contact any customers, suppliers, and other third parties related to the Business without the express written consent of the Seller. The Purchaser will reimburse the Seller for any out-of-pocket expenses incurred which directly related to or resulted from examinations or inspections made by the Purchaser or its representatives pursuant to this Section 4.2(a) and will indemnify, defend, and hold harmless Seller, its Affiliate, and their respective officers, directors, employees and agents from and against all Losses related to, resulting from, or arising out of personal injury or death of any person or damage to property of any person as a result of the Purchaser’s examinations or inspections made by the Purchaser or its representatives pursuant to this Section 4.2(a), except in each case to the extent caused by the negligence of the Seller, its Affiliates or any officer, director, employee or agent thereof. Notwithstanding the foregoing, the Purchaser shall only be permitted to have access to any Unknown After-Acquired Real Property and Known After-Acquired Real Property and perform any surveying, testing and other inspections in accordance with this Section 4.2(a) hereof to the extent the same is permitted under the Seller’s contractual agreement with the then owner of any Known After-Acquired Real Property and Unknown After-Acquired Real Property, provided that the Seller shall use commercially reasonable efforts to work with such owner of Known After-Acquired Real Property or Unknown After-Acquired Real Property to secure such access.

(b)        Access to Records After Closing. The Parties acknowledge and agree that after the Closing, the Seller or its Affiliates or successors may need access to Books and Records in the control or possession of the Purchaser for the purpose of preparing or filing Tax Returns or other documents, reports or information required to be filed with Governmental or Regulatory Authorities and relating to periods before Closing. The Purchaser shall reasonably cooperate in connection with, and, during normal business hours, make available for inspection and copying by, the Seller or its successors or representatives, upon prior written request and at their sole cost and expense, such records and files included in the Purchased Assets reasonably necessary to facilitate the purposes of the preceding sentence.

(c)        Cooperation with respect to Receivables and Payables.

(i)            From and after Closing, the Parties shall use their commercially reasonable efforts to cooperate with each other to (A) bill, collect and pay the Pre-Closing Receivables and Pre-Closing Payables in the Ordinary Course of Business, (B) in good faith determine which portion of the trade accounts receivable or trade accounts payables relating solely to the Business constitute Pre-Closing Receivables and Pre-Closing Payables (to the extent any bills for such trade accounts receivable or trade accounts payables relating solely to the Business cover a period of time both before and after the Closing), and (C) provide each other with reasonable supporting documentation relating thereto.

(ii)           From and after the Closing Date, if the Seller or any of its respective Affiliates receives or collects any trade accounts receivable relating solely to the Business that are not Pre-Closing Receivables, the Seller shall remit such funds to the Purchaser within twenty (20) Business Days after its receipt thereof. From and after the Closing Date, if the Purchaser or any of its Affiliates receives or collects any funds relating to any Pre-Closing Receivables, the Purchaser shall remit any such funds to the Seller within twenty (20) Business Days after its receipt thereof.

(iii)          From and after Closing, the Seller shall promptly reimburse the Purchaser for any Pre-Closing Payables paid by the Purchaser or its Affiliates.

(d)        Cooperation with Respect to Tax Disputes. Until expiration of the statutes of limitation applicable with respect to all Pre-Closing Tax Periods and Straddle Periods, the Purchaser and the Seller each will, and will cause each of their respective Affiliates to, use commercially reasonable efforts to cooperate with each other and their respective representatives, in a reasonably prompt and timely manner, in conjunction with any Tax Proceeding regarding Asset Taxes (collectively, the “Tax Disputes”). Such cooperation shall include making available to one another during normal business hours, and within ten (10) days of any reasonable request therefor, all Books and Records and information, and the assistance of any officers and employees, reasonably required in connection with any Tax Dispute. The Parties hereto agree to conduct any Tax Dispute hereunder without causing any material interference or disruption of the operations of the business of any other Party hereto or their Affiliates. The Seller will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof) copies of all Tax Returns, supporting work schedules and other records relating to Asset Taxes for all Pre-Closing Tax Periods. The Purchaser will retain, until the expiration of the applicable statutes of limitation (including any extensions thereof) copies of all Tax Returns, supporting work schedules and other records relating to all Straddle Period Taxes.

(e)        Cooperation with Respect to Capital Statements. From the Effective Date until the earlier of the Closing or the termination of this Agreement, the Seller shall provide the Purchaser with a good-faith estimate (“Capital Statements”) on a calendar quarterly basis beginning with the quarter ending September 30, 2025, and delivered within sixty (60) days of the end of such quarter, detailing (i) all Cash CIAC collected and all Cash CIAC spent during the previous quarter (itemized by project), (ii) estimated Closing Capital Expenditures as of the end of the previous quarter, and (iii) the estimated Excess CIAC, the estimated Closing Cash CIAC, and the estimated Closing CIAC Receivables, in each case as of the end of the previous quarter. Such Capital Statements will be in the form, and using the calculation formulae, set forth in the “QVWS CapEx Target” tab and the “QVWS CIAC Exhibit” tab, as applicable, of the Capital Statements and Adjustments Model (utilizing the applicable actual amounts set out where appropriate in the applicable “Source file” tab thereof) and shall be based on the Books and Records of the Business. Each Capital Statement shall be delivered with a certificate signed by the Chief Financial Officer of the Seller representing, in such capacity and not individually, that the Capital Statement and the calculations set forth therein were prepared in good-faith using the Books and Records of the Business as of the time of delivery. The Seller shall provide reasonable supporting documentation with respect to each Capital Statement and the calculations set forth therein, and reasonably cooperate with the Purchaser to address any questions or issues raised by the Purchaser in good faith with respect to any Capital Statement.

(f)         Cooperation with Respect to the Transaction APAs. From the Effective Date until the earlier of the Closing or the termination of this Agreement, subject to the terms and conditions of this Agreement and the Regulated APA (as applicable), the Seller Parties and the Purchaser Parties will take all actions reasonably necessary to ensure that in all cases the transactions contemplated by the Transaction APAs are consummated or the Transaction APAs are terminated, as the case may be, substantially concurrently. Notwithstanding anything in either of the Transaction APAs to the contrary, in the event either Transaction APA is terminated in accordance with its applicable terms, the other Transaction APA shall be deemed terminated ipso facto and the Parties shall execute a mutual termination notice in furtherance thereof. At least ten (10) Business days prior to the Closing Date, the Seller Parties shall execute and deliver a certificate (the “Satisfaction Certificate”) to Purchaser certifying in good faith that the conditions to Closing set forth in Section 6.1 (other than Section 6.1(b)) and Section 6.2 have been fully satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date, which conditions shall be capable of satisfaction). In furtherance thereof, notwithstanding that the transaction contemplated by the Transaction APAs are set forth in separate agreements among affiliated parties, the Parties agree that, for all purposes relevant to the interpretation, performance and enforcement of the Transaction APAs, the transactions contemplated by the Transaction APAs shall be treated, construed and applied as if part of a single, integrated transaction, subject to the terms and conditions of each Transaction APA and to giving effect to the individual terms and conditions of each Transaction APA; provided however, that notwithstanding anything herein to the contrary, in the event of a conflict between the terms and conditions of the Regulated APA and this Agreement, the terms and conditions of the Regulated APA shall control. Without limiting the generality of the foregoing, the Parties agree that the following provisions (and any rights, obligations or consequences arising thereunder) shall be construed and applied on a coordinated basis across both Transaction APAs (except as otherwise expressly provided herein):

(i)            the determination of whether any “Material Adverse Effect” or “Purchaser Material Adverse Effect” has occurred or whether any materiality or similar qualifiers have been satisfied or breached;

(ii)           the satisfaction of closing conditions, including regulatory approvals and third-party consents;

(iii)          any materiality qualifiers, dollar thresholds, knowledge qualifiers or similar limitations or carveouts applicable to the representations and warranties under either Transaction APA shall be interpreted and applied in conjunction with the corresponding provision of the other Transaction APA, and for purposes of determining whether any representation or warranty has been breached or whether any disclosure is required to be made or is made (subject to Section 8.4) on a schedule, the facts and circumstances across both Transaction APAs shall be considered in the aggregate;

(iv)          the coordination of the timing, mechanics, and deliverables required to effectuate the Closings;

(v)           the allocation and treatment of regulatory filings and approvals under the HSR Act (which shall be as set forth in Section 4.4 of the Regulated APA);

(vi)          the allocation and treatment of employee matters, intellectual property matters, corporate functions and similar matters which the Seller Parties have historically administered, owned or utilized on a consolidated, enterprise-wide or shared-services basis across the Businesses shall be addressed on a consolidated basis and treated consistent with the terms and provisions set forth in the Regulated APA (including with respect to representations, warranties and covenants related thereto, but, for the avoidance of doubt, without duplication), except as otherwise expressly set forth herein or in the Schedules;

(vii)         the application of indemnification rights and limitations, including the Cap and treatment of Loss across both agreements and including that any Loss shall be determined without duplication as between the Transaction APAs;

(viii)        compliance with the interim operating covenants set forth in Section 4.6 of the Transaction APAs, including for purposes of calculating or assessing any thresholds or exceptions or determining whether any consent has been granted, which shall be interpreted in the aggregate across both Transaction APAs;

(ix)          aggregation of the value of all Material Titles Issues for purposes of the thresholds set forth in Section 4.16(c)(iii) of the Transaction APAs and related termination rights of the Purchaser Parties; and

(x)           the enforcement and interpretation of any covenants that are substantively identical and intended to be coordinated across both Transaction APAs, subject to the right of any Party to reasonably object to such treatment, in which such event the Parties shall discuss and seek in good faith to resolve such disagreement as to the intended treatment under the Transaction APAs, provided that if the Parties are unable to resolve such disagreement then this Section 4.2(f)(x) may not serve as the basis for coordinated treatment of such matter across both Transaction APAs.

Section 4.3         Intentionally Omitted.

Section 4.4         Regulatory Matters.

(a)        Upon the terms and subject to the conditions set forth in this Agreement, the Seller and the Purchaser each shall use its reasonable best efforts to assist, consult with, and cooperate with each other and any other parties in doing all things necessary, proper, or advisable to do the following: (i) obtain all actions, waivers, Permits, Claims, consents, and approvals from all Governmental or Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, (ii) make all necessary registrations and filings required by the HSR Act, which filings will be made as part of, or in conjunction with, making the necessary registrations and filings required by the HSR Act in connection with the transactions contemplated by the Regulated APA and will be made pursuant to, and subject to the terms and conditions of, Sections 4.4(d)-(g)  of the Regulated APA, which section is incorporated herein by reference mutatis mutandis, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to carry out the purposes of, this Agreement.

(b)       The Seller and the Purchaser shall use reasonable best efforts to comply as promptly as practical with any request for information or documents issued by any relevant Governmental and Regulatory Authority pursuant to applicable Law in connection with the transactions contemplated by this Agreement.

(c)        In furtherance of (but not in limitation of) Section 4.4(a), as soon as reasonably practicable after the Effective Date, the Parties shall commence and use reasonable best efforts to take, or cause to be taken, all actions necessary, proper, or advisable to pursue the applications to the TCEQ, the EPA, or any other Governmental or Regulatory Authority, as required or necessary to effect and obtain approval of the transfer to the Purchaser, of (i) the Seller’s Permit to discharge wastes, including the TPDES Permits and all renewals thereof, and (ii) any other Permits necessary to effect the Closing and for the Purchaser to own and operate the Purchased Assets in accordance with applicable Law as promptly as practicable. The Seller shall cooperate in good faith with the Purchaser on the TPDES Permit transfer application, and any other Permit or other regulatory transfer requirements by providing, in a timely manner, all information subject to the Seller’s control reasonably required to prosecute and obtain such Permits or other regulatory transfer requirements, executing all required consents and other documents as are necessary and commercially reasonable to cause such transfers to be recognized, and taking such other commercially reasonable action to assist in the transfer of such Permits and other regulatory transfer requirements. Notwithstanding the foregoing, it is the Purchaser’s sole responsibility to file and prosecute all Permit transfer applications and all costs incident thereto incurred by the Purchaser for attorney’s fees, expert input, valuation experts, and testimony, if required, and all related costs incurred by the Purchaser shall be the responsibility of the Purchaser. All costs incurred by the Seller under this provision shall be the responsibility of the Seller. The Seller’s cooperation shall continue until: (A) the TPDES Permit is transferred to or reissued in the name of the Purchaser and all other required Permits are transferred to or reissued in the name of the Purchaser; or (B) this Agreement is terminated.

(d)        The Purchaser and the Seller, and their respective advisors, shall be entitled to communicate with, and make any filings and written submissions in respect of any Governmental or Regulatory Authority deemed necessary or expedient by the Seller or the Purchaser. The Purchaser and the Seller hereby agree to consider any comments of the other party to any such notification, submission, or communication and to revise such notification, submission, or communication in accordance with any such comments if deemed appropriate by the Party making the notification, submission, or communication. The Purchaser or the Seller shall not, without the prior consent of the other party, offer, negotiate, or enter into any commitment or agreement, including any timing agreement, with any Governmental or Regulatory Authority to delay the consummation of, to provide additional time for the investigation of, or not to close before a certain date, the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall have the right, following consultation with the Seller and after giving due consideration to their views and acting reasonably and in good faith, to direct all matters with any Governmental or Regulatory Authorities consistent with its obligation hereunder.

Section 4.5         Third Party Consents and Approvals.

(a)        Efforts to Obtain Third Party Consents. Each of the Seller and the Purchaser shall (and shall each cause their respective Affiliates and representatives to) use its commercially reasonable efforts to obtain the third-party consents, authorizations, approvals, and waivers with respect to the transactions contemplated by this Agreement that may be required (i) from Governmental or Regulatory Authorities with respect to the Assigned Permits or otherwise, (ii) from lessors to any leased property that is a Purchased Asset, and (iii) from parties to the Assigned Contracts and the Easements (the “Third Party Consents”); provided, however, the Parties acknowledge and agree that only the Closing Consents are conditions to the Closing. Notwithstanding the foregoing in this Section 4.5, the Seller and its Affiliates shall not be required to guarantee or provide any credit support for the Purchaser’s or the Business’ obligations after Closing.

(b)        Non-Transferred Assets. If any Assigned Permits, Assigned Contracts, Easements or other Purchased Assets are not by their respective terms assignable to the Purchaser at the Closing to the extent that any applicable Third Party Consents are not obtained prior to Closing (each, a “Non-Transferred Asset”), the Seller and the Purchaser will use their commercially reasonable efforts to take such actions as may be possible without violation or breach of any such Non-Transferred Asset to effectively grant, as of Closing, the Purchaser the rights and economic benefits of such Non-Transferred Asset which may include that the Seller pass through third party payments to the Purchaser (or its designee) in order to grant such economic benefits to the Purchaser. If the Seller provides such rights and benefits, the Purchaser shall assume all Liabilities thereunder as of Closing, and shall indemnify, defend and hold harmless the Seller, and its Affiliates and their respective officers, directors, employees and agents from and against any and all Losses asserted against or suffered by them relating to, resulting from, or arising out of such Non-Transferred Asset, provided that the Purchaser shall not be required to indemnify the Seller, its Affiliates and their respective officers, directors, employees and agents to the extent any such Losses are solely attributable to Fraud or gross negligence on the part of the Seller, its Affiliates or their respective officers, directors, employees and agents.

Section 4.6         Conduct of Business Prior to the Closing. Except as disclosed on Schedule 4.6, from the Effective Date until the Closing, the Seller shall conduct the Business in the Ordinary Course of Business, use commercially reasonable efforts in the Ordinary Course of Business to maintain existing relations and goodwill with customers, suppliers, developers, distributors, creditors, lessors, licensors, licensees, employees, agents, consultants, business associates, and others with whom Seller deals in the Ordinary Course of Business, and use commercially reasonable efforts in the Ordinary Course of Business to keep available the services of its present employees, agents, and consultants. Without limiting the generality of the foregoing, except (i) as disclosed on Schedule 4.6, (ii) as required by applicable Laws or any Pandemic Measures implemented by the Seller or its Affiliates, (iii) as expressly permitted by the terms of this Agreement, or (iv) as agreed in writing by the Purchaser (which consent will not be unreasonably withheld or delayed), the Seller shall not:

(a)        amend the Organizational Documents of the Seller in a manner which would reasonably be expected to materially and adversely impact the Purchaser;

(b)       acquire, sell, transfer or otherwise dispose of any material Purchased Assets except (i) pursuant to contractual obligations in place on the Effective Date or entered into after the Effective Date in accordance with the terms of this Agreement, and (ii) sales and dispositions of equipment or materials that are obsolete or replaced in the Ordinary Course of Business, not to exceed $250,000 in the aggregate;

(c)       terminate, assign or relinquish any material rights under, grant any material waiver or material consent under, or amend in any material respect, any of the Material Contracts or Assigned Permits, except for: (i) the expiration of any Material Contract or Assigned Permit in accordance with its terms, and (ii) amendments in the Ordinary Course of Business, including to extend the term of any such Material Contract or Assigned Permit;

(d)       enter into any Assigned Contract that would constitute a Material Contract if in existence as of the Effective Date unless such Assigned Contract is an agreement for the provision of commodities, goods, software, or services by a third party (other than an Affiliate) entered into in the Ordinary Course of Business that may be terminated by the Purchaser, without penalty or cost, on no more than thirty (30) days prior written notice following the Closing;

(e)       [intentionally omitted];

(f)        waive, release, assign, settle or compromise any pending or threatened action, suit, or proceeding or any claim or claims with respect to the Business or Purchased Assets that would reasonably be expected to exceed $500,000 individually and $1,000,000 in the aggregate (disregarding any portions of such payments covered by applicable insurance policies), except for settlements (i) that do not involve non-monetary relief, (ii) that are not related to the Business or the Purchased Assets, (iii) that exclusively relate to an Excluded Asset or Excluded Liability, and (iv) that will not impair or impede the Seller’s ability to transfer the Purchased Assets to the Purchaser;

(g)       fail to (i) pay and perform its obligations in any material respect under any Easement, or (ii) reasonably maintain the Fee Property in the Ordinary Course of Business;

(h)       purchase or acquire, or enter into any purchase and sale agreement, lease, or sublease with respect to real property having a fair market value in excess of $3,000,000 on an individual basis, except in connection with the Seller’s acquisition of any Known After-Acquired Property and/or Unknown After-Acquired Property in compliance with the terms of this Agreement;

(i)        hire or engage any independent contractor of the Business with base fees exceeding $200,000 or hire or engage any employee or the Business;

(j)        [intentionally omitted];

(k)       enter into any Contract with any union or labor organization (including any collective bargaining agreement if entered into by the Seller with respect to any employees of Seller) or amend or modify any collective bargaining agreements in any material respect;

(l)         merge or amalgamate into or with or consolidate with, acquire all or substantially all of the Business or Purchased Assets, or enter into any joint venture or partnership arrangement with another Person, in each case, involving the Business;

(m)       incur, assume or guarantee any Indebtedness secured by Liens on Purchased Assets (other than Liens that will be terminated as of the Closing);

(n)       create or otherwise incur any Lien on any Purchased Asset other than Permitted Liens or Liens that will be terminated as of the Closing;

(o)       (i) except for any election made, changed, or revoked by the Seller in a manner consistent with past practice, make, change or revoke any election with respect to any Asset Taxes imposed on any Purchased Asset, (ii) file any amended Tax Return or initiate any voluntary disclosure process with respect to Asset Taxes imposed on any Purchased Asset, (iii) enter into, cancel or modify any agreement with a Taxing Authority relating to Asset Taxes imposed on any Purchased Asset, or (iv) settle or compromise any Tax claim or assessment relating to Asset Taxes imposed on any Purchased Asset;

(p)       make derogatory, disparaging, or knowingly false statements or comments about the Business or the Purchaser or its Affiliates, provided that the Seller shall not be restricted from making truthful statements that are required by applicable Law or regulation or in response to legal process or required governmental testimony or other protected disclosures pursuant to applicable Law or to enforce any legal right including under this Agreement and any Transaction Document, and provided further that the Seller’s obligation pursuant to this Section 4.6(p) shall require Seller only to instruct and use reasonable efforts to cause each of the following executives to comply with the obligation not to make derogatory, disparaging, or knowingly false statements or comments about the

Business or the Purchaser or its Affiliates, but only so long as they are employed as executives of the Seller: [*]; or

(q)       agree, whether in writing or otherwise, to do any of the foregoing.

Notwithstanding the other provisions of this Section 4.6, (A) from the Effective Date until the Closing, the Seller may take commercially reasonable actions with respect to emergency situations or where otherwise necessary (in the reasonable opinion of the Seller) to safeguard any life or the Purchased Assets; provided that (i) the Seller shall provide the Purchaser with prompt written notice of such actions taken, and (ii) this clause (A) shall not limit the Purchaser’s ability to seek remedy under Section 1.10 of this Agreement, and (B) the Purchaser acknowledges, on behalf of itself and its Affiliates and its and their respective directors, officers, employees, representatives, successors, and assigns, that the Ordinary Course of Business in respect of the operation and maintenance of the Purchased Assets remains in the dominion and control of the Seller and their Affiliates, as applicable, until the Closing.

Section 4.7         Fulfillment of Conditions to Closing.

(a)        Subject to the terms and conditions of this Agreement and applicable Law, each Party agrees to, and shall cause each of its Affiliates to, use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as soon as reasonably practicable (and in any event prior to the Outside Date), including such actions or things as any other Party may reasonably request in order to cause any of the conditions to such other Party’s obligation to consummate such transactions specified in Article 6 to be fully satisfied.

(b)       The Parties shall not, and shall cause their respective Affiliates not to, take any action inconsistent with their obligations under this Agreement or, without prejudice to each Party’s rights under this Agreement or the other Transaction Documents, which would reasonably be expected to materially hinder or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or receipt of any required approvals from any Governmental or Regulatory Authority with respect to the transactions contemplated by this Agreement or the other Transaction Documents.

(c)        Upon the terms and subject to the conditions contained in this Agreement, at the Closing, in exchange for the consideration set forth in Section 1.5 and the Purchaser’s assumption of the Assumed Liabilities, and without expanding, altering, or amending the scope of the terms and conditions set forth in this Agreement, the Seller will sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser will purchase and acquire from the Seller, free and clear of all Liens other than Permitted Liens, all of the Seller’s right, title and interest in, to and under the Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, and without expanding, altering, or amending the scope of the terms and conditions set forth in this Agreement, the Purchaser shall assume from the Seller (and thereafter pay, perform, discharge when due, and otherwise satisfy in accordance with their respective terms), and the Seller shall irrevocably convey, transfer and assign to the Purchaser, the Assumed Liabilities.

Section 4.8         Exclusivity. From the Effective Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Seller shall not, and shall cause their Affiliates and respective representatives not to, directly or indirectly, (a) solicit, initiate or encourage, facilitate or assist, an Alternative Acquisition Transaction, (b) furnish to any Person (other than the Purchaser or its designees) any information relating to the Business, the Systems or the Purchased Assets, or afford to any Person (other than Buyer or its representatives) access to the Business, the Systems or the Purchased Assets, in any such case with the intent to induce the making, submission or announcement of, or the intent to solicit, initiate, encourage, facilitate or assist, an Alternative Acquisition Transaction or any inquiries that would reasonably be expected to lead to an Alternative Acquisition Transaction, (c) continue, participate in or engage in discussions or negotiations with any Person with respect to an Alternative Acquisition Transaction, or (d) enter into any contract relating to an Alternative Acquisition Transaction. To the extent permitted by applicable Law or confidentiality obligations, in the event that the Seller or any of its Affiliates or representatives shall receive any proposal for an Alternative Acquisition Transaction or any inquiry with respect to, or which would reasonably be expected to lead to, any proposal related to an Alternative Acquisition Transaction, the Seller or such Affiliate or representative shall notify the Purchaser thereof. The Seller and its Affiliates shall, or shall cause their representatives to, terminate access to any online data rooms to all Persons other than the Purchaser and its Affiliates and its and their respective representatives and require all Persons other than the Purchaser and its Affiliates and its and their respective representatives to return or destroy all confidential information regarding the Business, the Systems and/or the Purchased Assets or any transaction similar to the transactions contemplated by this Agreement to the extent permissible under the terms of any applicable confidentiality agreement with such Persons.

Section 4.9         Public Announcements. No Party shall issue any press release or announcement to the general public concerning this Agreement or the transactions contemplated hereby, or make any other disclosure to the general public containing or pertaining to the terms of this Agreement, without obtaining the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed, unless, in the judgment of the Seller or the Purchaser, as applicable, disclosure is otherwise required in order to (i) comply with applicable Law, (ii) comply with any order of a court of competent jurisdiction or any order, decree, regulation, or rule of any Governmental or Regulatory Authority, or (iii) comply with the requirements of any recognized stock exchange on which the shares of such Parties or their Affiliates are listed; provided that, the Party intending to make such disclosure shall use its commercially reasonable efforts, consistent with such applicable Law, order of a court of competent jurisdiction or order, decree, regulation, or rule of such Governmental or Regulatory Authority, or the requirements of such stock exchange, to consult with the Seller or the Purchaser, as applicable, with respect to the text thereof.

Section 4.10       Further Assurances. Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at any Party’s request and without further consideration, the other Parties shall execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment, and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

Section 4.11       Preservation of Books and Records. In order to facilitate the resolution of any claims made against or incurred by the Seller prior to the Closing, or for the purpose of preparing or filing Tax Returns or other documents, reports or information required to be filed with Governmental or Regulatory Authorities and relating to periods before Closing, for a period of two (2) years after the Closing, the Purchaser shall retain the Assigned Books and Records (including personnel files) relating to periods prior to the Closing in a manner reasonably consistent with the Purchaser’s practices with respect to its own books and records.

Section 4.12       Intentionally Omitted.

Section 4.13       Replacement Bonds. The Purchaser acknowledges that none of the Credit Support Instruments posted by the Seller or any of its Affiliates will be transferred to the Purchaser. At or prior to the Closing, the Purchaser, at the Purchaser’s sole cost and expense, shall use commercially reasonable efforts to deliver to the Seller evidence of the posting of replacements for all such Credit Support Instruments to the extent such replacements are necessary to permit the cancellation of the Credit Support Instruments posted by the Seller or its Affiliates and the Seller shall reasonably cooperate with the Purchaser’s efforts in this respect. Effective upon the Closing, the Purchaser and the Guarantor, jointly and severally, shall defend, indemnify, and hold harmless the Seller Indemnitees from and against any and all Losses arising out of, attributable to, based upon, or related to the Purchaser’s failure to either (x) replace Credit Support Instruments in accordance with this Section 4.13, and (y) upon expiration of the period in the previous sentence, have all Credit Support Instruments posted by the Seller or its Affiliates released.

Section 4.14       Insurance. The Purchaser acknowledges and agrees that all Insurance Policies may be terminated by the Seller as of the Effective Time. The Purchaser further agrees not to, and shall require that none of its Affiliates shall, make any Claims under such Insurance Policies. The Purchaser agrees to arrange insurance coverage for itself and the Purchased Assets as of the Effective Time with insurers of its own choice. The Purchaser further acknowledges that it has no right, title or interest in any unearned premiums on any Insurance Policies.

Section 4.15       Third Party Software. The Seller shall, upon the Purchaser’s request and subject to Section 4.5, use commercially reasonable efforts to assist the Purchaser in procuring for the Purchaser any rights or benefits under any Intellectual Property licensed from third parties that is used or useful in the operation of any of the Purchased Assets and the Business as conducted by the Seller prior to the Closing. The Seller shall provide the Purchaser with reasonably sufficient information concerning the identity and nature of support provided by third party service providers engaged by the Seller or its Affiliates to support such the Seller’s information technology infrastructure. Any fees or expenses associated with the transfer of any Intellectual Property shall be borne by the Purchaser, including any transfer fees or third party contractor fees; provided, however, that the Purchaser shall not be responsible for any fees or expenses incurred by the Seller in connection with the transfer of any Intellectual Property unless approved by the Purchaser in writing prior to incurring such fees or expenses.

Section 4.16       Title Insurance and Surveys.

(a)        The Purchaser shall use commercially reasonable efforts to, on or before the date that is one hundred fifty (150) days after the Effective Date (“Title and Survey Review Period”), obtain, at the Purchaser’s sole cost and expense, ALTA/NSPS Land Title Surveys or if an ALTA/NSPS Land Title Survey is not available due to a Surveyor not receiving a Title Commitment, such other land survey that is reasonably able to be prepared, prepared by a Texas licensed surveyor(s) (collectively, the “Surveyor”) of each parcel comprising the Fee Property, the Easement Real Property, any Leased Real Property held by the Seller under ground lease(s) and Known-After Acquired Real Property acceptable to the Purchaser and the Title Company and certified to the Seller, Title Company, and such parties as the Purchaser may require (individually or collectively, as the context shall require, the “Surveys”); provided, however, that the Purchaser may have the Seller’s existing ALTA/NSPS Land Title Surveys re-certified where practical to do so (and the Seller, at no cost to the Seller, shall reasonably cooperate with the Purchaser in connection therewith), and the Purchaser shall furnish a copy of the Surveys to the Title Company and to the Seller promptly upon receipt of such Surveys. The Purchaser’s receipt of any Surveys shall not constitute a condition to Closing or form the basis for delaying Closing. The Seller, on or before the date that is sixty (60) days after the Effective Date, shall, at the Seller’s sole cost and expense, cause the Title Company to issue and deliver to the Purchaser commitments for Texas standard form (as promulgated by Texas Department of Insurance) Owner’s Policy of Title Insurance (Form T-1) (individually or collectively, as the context shall require, the “Title Commitments”) setting forth the status of title for each parcel comprising the Fee Property, the Insurable Easement Real Property, any Leased Real Property held by the Seller under ground lease(s) and each parcel comprising the Fee Property and the Insurable Easement Real Property included in the Known After-Acquired Real Property together, with a copy of all recorded documents referenced in Schedule B of the Title Commitment, each of such Title Commitments to be for a Texas Department issued Owner’s Policy of Title Insurance (each a “Title Policy” and collectively, the “Title Policies”) insuring the Purchaser’s fee simple title, easement interest, or leasehold in each parcel comprising the Fee Property, in each parcel comprising the Insurable Easement Real Property, in each parcel included in any Leased Real Property held by the Seller under ground lease(s), and in each parcel comprising the Fee Property and the Insurable Easement Real Property included in the Known After-Acquired Real Property as of the Closing Date, subject to the Permitted Liens, each Insurable Easement Real Property, any Leased Real Property held by the Seller under ground lease(s), and each parcel comprising the Fee Property and the Insurable Easement Real Property included in the Known After-Acquired Real Property insured thereunder. The Seller shall not be required to pay for, nor will be responsible to secure, any endorsements that may be requested by the Purchaser, such as, by way of example and not limitation, patent, contiguity, separate tax parcels, access or zoning endorsements, all of which shall be the Purchaser’s sole cost and expense. In addition to the Title Commitments, the Seller, on or before the date that is one hundred and twenty (120) days after the Effective Date, shall (i) at the Seller’s sole cost and expense, cause the Title Company to issue and deliver to the Purchaser title reports, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Real Property (the “Material Easement Title Reports”) setting forth the status of title for each parcel comprising the Material Easement Real Property that is not Insurable Easement Real

Property and each parcel comprising the Material Easement Real Property that is not Insurable Easement Real Property included in the Known After-Acquired Real Property together, with a copy of all recorded documents referenced therein and (ii) at the Purchaser’s sole cost and expense, cause the Title Company to issue and deliver to the Purchaser title reports, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Real Property (“Immaterial Easement Title Reports”) setting forth the status of title for each parcel comprising Easement Real Property that is neither Material Easement Real Property nor Insurable Easement Real Property, as well as each parcel that is neither Material Easement Real Property nor Insurable Easement Real Property included in the Known After-Acquired Real Property, together with a copy of all recorded documents referenced therein. Notwithstanding the foregoing, it is expressly agreed that neither the Material Easement Title Reports nor the Immaterial Easement Title Reports shall be required for any Real Property, Known After-Acquired Real Property and the Unknown After-Acquired Real Property (including Material Easement Real Property) which is either dedicated by plat or by separate dedication instrument to or for the benefit of the public (including, without limitation, any areas dedicated by plat or separate dedication instrument to or for public utility or other similar purposes). Without limiting the foregoing and for the purposes of clarification, it is expressly agreed that the only matters shown on a Material Easement Title Report with respect to the Unknown After-Acquired Real Property related to new construction projects which can serve as a basis for any Material Title Issue (under any applicable subpart of such definition) in this Section 4.16(a) and Section 4.16(c) hereof are either a failure to show the subject instrument creating the Material Easement Real Property or if it shows a subsequent assignment or conveyance of such instrument to a third party. Following the Purchaser’s receipt of the Surveys, the Title Commitments and the Material Easement Title Reports, the Purchaser may elect to raise with the Seller any Material Title Issues, other than Permitted Liens, that appear in the applicable Title Commitment or the applicable Material Easement Title Report, or are shown on the applicable Survey, in connection with the Fee Property, the Material Easement Real Property, any Leased Real Property held by the Seller under ground lease(s) and any Fee Property and any Material Easement Real Property designated by the Seller in the schedule to be included in this Agreement and included in the Known After-Acquired Real Property. The Purchaser shall deliver written notice (the “Purchaser’s Title Objection Notice”) to the Seller of any such Material Title Issue no later than twenty (20) days following the Purchaser’s receipt of all Surveys, all Title Commitments and all Material Easement Title Reports; provided, however, if the Purchaser fails to obtain such Surveys within the Title and Survey Review Period, than such twenty (20) day period shall be deemed to commence after the expiration of the Title and Survey Review Period. Purchaser shall provide written notice to Seller when it has obtained all of the Surveys during the Title and Survey Review Period. If Purchaser’s Title Objection Notice is not timely delivered to Seller as provided herein, any Material Title Issues that are reflected by the Surveys, Title Commitments and Material Easement Title Reports shall be Permitted Liens. No later than thirty (30) days following the Seller’s receipt of the Purchaser’s Title Objection Notice (“Cure Period”), the Seller shall deliver written notice to the Purchaser of the Seller’s election to cure or attempt to cure any such Material Title Issue (“Seller’s Title Cure Notice”); provided, however, the Seller is not obligated to take any action or expend any money to cure any Material Title Issues, unless Seller has agreed in writing to cure any Material Title Issues. Failure by the Seller to deliver the Seller’s Title Cure Notice shall be deemed notice of the Seller’s election not to cure any Material Title Issue as of the thirtieth (30th) day after the Seller receives the Purchaser’s Title Objection Notice. No later than ten (10) days following the expiration of the Cure Period, the Purchaser shall deliver written notice to the Seller of the Purchaser’s election to waive or not waive any such Material Title Issue along with documentation (to the extent available to the Purchaser) to reasonably support the asserted Material Title Issue and the Purchaser’s reasonable estimate of the cost to cure, or associated Purchase Price adjustment to account for, such Material Title Issue. If the Purchaser fails to deliver such notice and documentation to the Seller within such 10-day period, such Material Title Issues shall be deemed waived by the Purchaser and shall constitute a Permitted Lien. Any Material Title Issue so waived by the Purchaser under this Section 4.16(a) shall thereafter constitute a Permitted Lien. In the event that the Purchaser does not waive a Material Title Issue which is not cured by the Seller by the end of the Cure Period (or if the Seller is deemed to have elected not to cure any Material Title Issue) or the Seller does not commit in writing to having such Material Title Issue cured on or before the Closing Date, then (i) the Seller and the Purchaser shall discuss in good faith and agree upon an adjustment to the Purchase Price which would provide the Purchaser with the benefit it would have received absent such Material Title Issue in accordance with the procedure outlined in Section 4.16(d) below within thirty (30) days after expiration of the Cure Period (“Negotiation Period”), (ii) if the Seller and the Purchaser cannot agree on an adjustment to the Purchase Price within such 30-day period and the principals of the Seller and the Purchaser capable of entering into a binding, final decision have met in person as required further below in this Section 4.16, then the Seller and the Purchaser shall determine the adjustment to the Purchase Price in accordance with Section 4.16(e) hereof, and (iii) if the Seller and the Purchaser cannot agree on an adjustment to the Purchase Price within the Negotiation Period and if the value associated with one or more such Material Title Issues exceeds $5,400,000 in the aggregate (and including the aggregate value associated with any Material Title Issues waived by the Purchaser), the Purchaser may elect to terminate this Agreement under Section 7.1(e). For purposes of this Agreement, any Material Title Issue arising out of subsections (a), (b), (g) and (h) of the definition thereof shall be deemed cured and the Purchaser shall have no right of termination in accordance with this Section 4.16, if the Title Company will agree to issue a Title Policy that takes no exception for such Material Title Issue and is issued for no additional premium or for an additional premium if the Seller agrees to pay such additional premium upon Closing. The Purchaser’s ability or inability to obtain Title Policies from the Title Company shall not result in an adjustment to the Purchase Price except as provided by this Section 4.16. Prior to the Closing, the Purchaser shall also work with the Surveyor (and the Seller, at no cost to the Seller, shall reasonably cooperate in connection therewith) to finalize the Surveys. Notwithstanding anything to the contrary herein, the legal description to be attached to each Deed and other closing documents contemplated herein shall be Seller’s vesting legal unless otherwise mutually agreed to by the Parties; provided, however, that if the description of the boundaries of any Fee Property set forth on any Survey is different from Seller’s vesting legal description or any Fee Property has been platted, the Seller shall also execute a deed without warranty conveying the Fee Property to the Purchaser utilizing the platted legal if available and, if not available, the description on the Survey, provided that the Title Company is willing to insure the applicable fee simple interest in connection with the applicable Title Policy.

(b)        Notwithstanding anything to the contrary herein, the Purchaser acknowledges and agrees that, following the Closing Date, with respect to any Liabilities arising directly or indirectly from civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information requested by any Governmental or Regulatory Authority or any other matter relating to title with respect to the Fee Property or any interest included in the Easements (whether in effect on the Closing Date or put in place after the Closing Date) the Purchaser shall first, in good faith and in a commercially reasonable manner, seek recourse for such Liabilities under the Title Policies issued by the Title Company to defend the Purchaser against any title challenges or claims for any title defects with respect to the Real Property before making any claim against the Seller with respect to such Liabilities if such claim is otherwise permitted by, and in accordance with, the terms of this Agreement.

(c)        Notwithstanding anything to the contrary herein, during the period commencing on the Effective Date and ending on the later of March 31, 2026 or ninety (90) days prior to the Closing Date (the “Unknown After-Acquired Real Property End Date”), the Seller shall, subject to Section 4.6(h), add the Unknown After-Acquired Real Property to the Purchased Assets by providing written notice to the Purchaser (“Unknown After-Acquired Real Property Notice”). Following the addition of the Unknown After-Acquired Property to the Purchased Assets, the following shall apply: (i) the Purchaser will have the right to obtain new or updated Surveys and Title Commitments insuring the Purchaser’s fee simple title for each parcel comprising the Fee Property and the Purchaser’s easement interest in each parcel comprising the Insurable Easement Real Property included within the Unknown After-Acquired Real Property, as well as title reports, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Unknown After-Acquired Real Property, setting forth the status of title for any Easement Real Property that is not Insurable Easement Real Property included within the Unknown After-Acquired Real Property, as quickly as possible but, using commercially reasonable efforts, no later than thirty (30) days after the Purchaser’s receipt of the Unknown After-Acquired Real Property Notice, (ii) no later than twenty (20) days following the Purchaser’s receipt of such new or updated Survey and the Title Commitments and any title reports, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Unknown After-Acquired Real Property, for the Unknown After-Acquired Real Property, the Purchaser may deliver written notice to the Seller (“Unknown After-Acquired Real Property Title Objection Notice”) of any Material Title Issues, other than Permitted Liens, that appear in the applicable Title Commitment or title report, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Unknown After-Acquired Real Property, or are shown on the applicable Survey for any Fee Property or Easement Real Property comprising any of the Unknown After-Acquired Real Property (the Parties acknowledge and agree that any title issues in connection with sanitary control easements, access easements, buffer zone easements, and/or lift station easements acquired by the

Seller and included within the Unknown After-Acquired Real Property will not be considered a Material Title Issue), and (iii) no later than ten (10) days after the date of the Unknown After-Acquired Real Property Notice, the Seller and the Purchaser will amend Schedule 1.1(a)(iii) to include the Unknown After-Acquired Real Property within the description of the Purchased Assets hereunder; provided, however, if the Seller and the Purchaser fail to enter into such amendment within the aforementioned 10-day period, it shall not render null and void the Seller’s election to include the Unknown After-Acquired Real Property as a Purchased Asset to be sold by the Seller and acquired by the Purchaser in accordance with the terms and conditions hereunder. If Purchaser’s Unknown After-Acquired Real Property Title Objection Notice is not timely delivered to Seller as provided herein, any Material Title Issues that are reflected by the Surveys and Title Commitments or title reports, which may be in the form of either a title commitment or, solely in the case of new construction projects for which there is no formal Easement, a city planning letter with respect to the Unknown After-Acquired Real Property, with respect to the Unknown After-Acquired Real Property shall be Permitted Liens. No later than thirty (30) days following the Seller’s receipt of the Unknown After-Acquired Real Property Title Objection Notice (“Unknown After-Acquired Real Property Cure Period”), the Seller shall deliver written notice to the Purchaser of the Seller’s election to cure or not cure any such Material Title Issue (“Seller’s Unknown After-Acquired Real Property Title Cure Notice”) provided, however, the Seller is not obligated to take any action or expend any money to cure any Material Title Issue unless the Seller has agreed in writing to cure any Material Title Issue. Failure by the Seller to deliver the Seller’s Unknown After-Acquired Real Property Title Cure Notice shall be deemed notice of the Seller’s election not to cure any Material Title Issue with respect to any Unknown After-Acquired Real Property as of the fifteenth (15th) day after the Seller receives the Unknown After-Acquired Real Property Title Objection Notice. No later than ten (10) days following the Purchaser’s receipt of the Seller’s Unknown After-Acquired Real Property Title Cure Notice, the Purchaser shall deliver written notice to the Seller of the Purchaser’s election to waive or not waive any such Material Title Issue. Any Material Title Issue so waived by the Purchaser under this Section 4.16(c) shall thereafter constitute Permitted Liens. In the event that the Purchaser does not waive a Material Title Issue with respect to any Unknown After-Acquired Real Property which is not cured by the Seller by the end of the Unknown After-Acquired Real Property Cure Period (or if the Seller is deemed to have elected not to cure any Material Title Issue) or the Seller does not commit in writing to having such Material Title Issue with respect to the Unknown After-Acquired Real Property cured prior to the Closing Date, then (A) the Seller and the Purchaser shall discuss in good faith and agree upon an adjustment to the Purchase Price which would provide the Purchaser with the benefit it would have received absent such Material Title Issue with respect to the Unknown After-Acquired Real Property in accordance with the procedure outlined in Section 4.16(d) within thirty (30) days after expiration of the Unknown After-Acquired Real Property Cure Period (“Unknown After-Acquired Real Property Negotiation Period”), (B) if the Seller and the Purchaser cannot agree on an adjustment to the Purchase Price within the Unknown After-Acquired Real Property Cure Period, then the Purchaser shall act in accordance with Section 4.16(b) hereof and seek recourse for such Liabilities under the Title Policies issued by the Title Company. If the Purchaser does not obtain recourse for such Liabilities under the Title Policies, then the Purchaser shall be entitled to indemnification pursuant Section

5.1(d), and (C) if the value associated with one or more such Material Title Issues exceeds $5,400,000 in the aggregate (and including the aggregate value associated with any Material Title Issues waived by the Purchaser under Section 4.16(a)) and the Seller and the Purchaser cannot agree on an adjustment to the Purchase Price within the Unknown After-Acquired Real Property Negotiation Period, the Purchaser may elect to terminate this Agreement under Section 7.1(e). Notwithstanding the foregoing, following the Unknown After-Acquired Real Property End Date, if the Seller acquires additional Unknown After-Acquired Real Property, the Seller shall provide written notice to the Purchaser prior to the acquisition of such Unknown After-Acquired Real Property and the Seller hereby acknowledges that the Purchaser shall have the right to seek indemnification under Section 5.1(d) for any Material Title Issues with respect to such Unknown After-Acquired Real Property; provided, however, prior to exercising any indemnification right under Section 5.1(d) hereof the Purchaser shall act in accordance with Section 4.16(b) hereof and seek recourse for such Liabilities under the Title Policies issued by the Title Company.

(d)        If the Purchaser has not waived any Material Title Issue in accordance with Section 4.16(a) and Section 4.16(c) above and the Seller has not cured such Material Title Issue by the expiration of the Cure Period or Unknown After-Acquired Real Property Cure Period (or, in both cases, if the Seller is deemed to have elected not to cure any Material Title Issue), then the Seller and the Purchaser agree as follows: (i) three (3) Business Days after the expiration of the Cure Period or Unknown After-Acquired Real Property Cure Period, as applicable, the principals of the Seller and the Purchaser capable of entering into a final binding decision shall meet in person to discuss and attempt in good faith to determine an adjustment to the Purchase Price which would provide the Purchaser with the benefit it would have received absent such Material Title Issue, and (ii) if the Seller and the Purchaser are unable to agree upon adjustment of the Purchase Price as set forth in subsection (i), then the principals of the Seller and the Purchaser capable of entering into a final binding decision shall meet again in person to discuss and attempt good faith to determine an adjustment to the Purchase Price at least ten (10) days following such initial meeting. As of the Effective Date, the principal of the Seller is [*] and the principal of the Purchaser is [*]; provided that the Seller and the Purchaser shall each be entitled designate such alternative principle at any time in their sole discretion.

(e)        Within five (5) days following the expiration of the Negotiation Period or Unknown After-Acquired Real Property Negotiation Period, as the case may be, each party shall appoint an attorney with no less than ten (10) years’ experience with expertise in real estate matters involving the sale and purchase of tracts of real property that provide utility services and having worked as an underwriter at a title company (“Independent Consultant”). No Independent Consultant may be a former or current employee of the Seller or the Purchaser or have been engaged by either the Seller or the Purchaser or their respective Affiliates. If one of the Purchaser or the Seller appoint an Independent Consultant within the foregoing period, but the other of the Seller or the Purchaser does not during the foregoing period, then the one of the Seller or the Purchaser who has appointed an Independent Consultant shall also appoint an Independent Consultant on behalf of other party. The two Independent Consultants shall meet within five (5) days after the second Independent Consultant is appointed and together appoint a third Independent Consultant whose name and address shall be given to the Seller and the Purchaser. If the two Independent Consultants cannot agree on the third Independent Consultant within such five (5) day period, then either party, by written notice to the other, may request such appointment by the American Arbitration Association. Within five (5) days after appointment of the third Independent Consultant (“Final Determination Delivery Period”), (1) the Purchaser shall deliver to the three Independent Consultants Purchaser’s last determination of the adjustment to the Purchase Price along with a written statement of its position, and (2) the Seller shall deliver to the three Independent Consultants the Seller’s adjustment of the Purchase Price along with a written statement of its position. The Purchaser shall have the burden of establishing the existence of any Material Title Issue and the Seller shall have burden of establishing the sufficiency of any cure measures, if any. Each of the Seller and the Purchaser shall in no event attempt to communicate with the Independent Consultants with respect to any Material Title Issue without providing the other party the opportunity to jointly discuss or confer with the Independent Consultants with respect to the Material Title Issues. The three Independent Consultants shall meet to determine the adjustment to the Purchase Price within ten (10) days after the earlier to occur of (A) receipt of Purchaser’s and Seller’s determination of the adjustment to the Purchase Price along with their written statements summarizing their position, or (B) expiration of the Final Determination Delivery Period. The Independent Consultant shall, by majority vote, select either the Purchaser’s adjustment to the Purchase Price (or the Seller’s adjustment to the Purchase Price if the Purchaser failed to timely deliver the Purchaser’s determination of the adjustment of the Purchase Price to the three Independent Consultants along with such written statement) or the Seller’s adjustment to the Purchase Price (or the Purchaser’s determination if the Seller failed to timely deliver Seller’s determination of the adjustment of the Purchase Price to the three Independent Consultants along with such written statement) and provide to the Parties the results of such vote. In making a determination, an Independent Consultant shall be bound by the terms of this Agreement and, without any additional or supplement submittals by either Party (except as may be specifically requested by the Independent Consultants) may consider available legal and industry matters as in their opinion are necessary or appropriate to properly cast his or her vote. Upon the results of the majority vote of the Independent Consultants being provided to the Seller and the Purchaser, the decision shall be final, conclusive, binding, and non-appealable and shall be limited to awarding only the Seller’s position or the Purchaser’s position with respect to the adjustment of the Purchase Price with respect to the Material Title Issues. The written vote of each of the Independent Consultants shall be set forth in his or her decision and not the rationale for the vote.

Section 4.17       R&W Insurance Policy. Prior to the Closing, the Purchaser shall obtain the R&W Insurance Policy and bind the R&W Insurance Policy on such terms and conditions agreed to by the Purchaser and the Seller. Prior to the Closing, the Purchaser shall pay or cause to be paid all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of such policy. Notwithstanding the foregoing, the Purchaser shall cause the R&W Insurance Policy to (a) include a customary waiver and release of all subrogation and other similar rights against all the Seller Indemnitees except in the case of Fraud, and (b) provide that each policy provision governing or affecting such foregoing waiver and release of all subrogation and other similar rights shall not be amended without the prior written consent of the Seller (who shall be a third-party beneficiary of the policy with respect to such provision of the policy). The Purchaser acknowledges and agrees that, except in the case of Fraud or as otherwise expressly provided in this Agreement (including Article 5), the R&W Insurance Policy obtained by the Purchaser (whether or not such R&W Insurance Policy is sufficient to cover the applicable Losses) shall be the sole and exclusive remedy of the Purchaser and the Purchaser Indemnitees, in Law, equity or otherwise, arising out of, or related to any inaccuracy or breach of any representation or warranty contained in this Agreement, any Transaction Documents or in any certificates delivered with respect hereto.

Section 4.18       Financial Cooperation. Prior to the Closing, the Seller shall use, and shall cause their representatives (including, as applicable, legal, tax, regulatory and accounting) to use, commercially reasonable efforts to cooperate as reasonably requested by the Purchaser in connection with the arrangement of the Financing, including preparation and delivery of audited financial statements and other financial information and data, issuance of comfort letters, consent letters and legal opinions, and any other cooperation as is customary in connection with such Financing. The Purchaser shall reimburse the Seller for any reasonable and documented, out-of-pocket third party expenses actually incurred by it in connection with fulfilling its obligations under this Section 4.18 (but excluding any expenses the Seller would have otherwise incurred absent this Section 4.18). The Purchaser shall indemnify and hold harmless the Seller and its representatives from and against any and all claims and Losses suffered or incurred by any of them in connection with the Financing, any information used in connection therewith, any cooperation pursuant to this Section 4.18, and any information provided by the Seller in connection with the Purchaser’s or its Affiliate’s preparation and filing with the Securities and Exchange Commission any materials pursuant to the Securities Exchange Act of 1934, as amended, or other federal securities Law; provided, however, that the foregoing shall not apply to any such claims or Losses to the extent arising from or attributable to Fraud or gross negligence or willful misconduct of the Seller or the applicable representative. For the avoidance of doubt, the consummation of any Financing shall not be a condition to the Purchaser’s obligation to consummate the transactions contemplated by this Agreement and to take the other actions required by this Agreement at Closing.

Section 4.19       Wrong Pockets. If at any time during the five (5) year period after the Closing:

(a)        (i) the Seller or any of its Affiliates receive or identify any property, right, or other asset or amount held by the Seller or its Affiliates that is a Purchased Asset or is otherwise properly due and owing to the Purchaser or (ii) the Purchaser or any of its Affiliates pays any amounts in respect of any Excluded Liability of the Seller or any of its Affiliates that is not an Assumed Liability, then, in each case of clauses (i) and (ii), the Seller promptly shall and shall cause its Affiliates to, as applicable, assign, transfer, remit, or pay, or cause to be assigned, transferred, remitted, or paid, as applicable, such property, rights or other asset or amount, net of any out-of-pocket expenses and costs (including Taxes) incurred in connection with determining, collecting, or obtaining such property, right, or other asset or amount to the Purchaser or any of its Affiliates for no further consideration than as set forth in this Agreement and hold such Purchased Asset in trust for the use and benefit and burden of the Purchaser or an Affiliate of the Purchaser designated by the Purchaser until the Seller or its applicable Affiliate effects such conveyance, transfer or assignment; or

(b)        (i) the Purchaser or any of its Affiliates receives or identifies any property, right, or other asset or amount held by the Purchaser or its Affiliates that is an asset of the Seller or any of its Affiliates that is an Excluded Asset, or is otherwise properly due and owing to the Seller or any of its Affiliates, or (ii) the Seller or any of its Affiliates pays any amounts in respect of any Assumed Liability or Purchased Asset, then, in each case of clauses (i) and (ii), the Purchaser shall promptly assign, transfer, remit, or pay, or cause to be assigned, transferred, remitted, or paid, as applicable, such property, right, or other asset or amount to the Seller or any of its Affiliates for no further consideration than as set forth in this Agreement.

(c)        Without limiting the foregoing, if, following the Closing, any Purchased Asset is found to have been retained by the Seller or any of its Affiliates in error, either directly or indirectly (including in preparation for the separation of the Business from the Seller or their Affiliates), the Seller shall, or shall cause its Affiliate to, as applicable, transfer at no cost to the Purchaser or any of its Affiliates such Purchased Asset to the Purchaser or an Affiliate designated in writing by the Purchaser for no further consideration than as set forth in this Agreement.

(d)        Each of the Purchaser and the Seller shall, and the Seller shall cause any applicable Affiliate to, reasonably cooperate with the other Parties, including by using commercially reasonable efforts to execute, acknowledge and deliver any further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and by taking such further actions, as may be reasonably necessary or appropriate to effect the transfers contemplated by this Section 4.19.

ARTICLE 5
INDEMNIFICATION

Section 5.1         Indemnification by the Seller. Subject to the terms and conditions of this Article 5, from and after the Closing Date and except to the extent covered by the R&W Insurance Policy, the Seller hereby agrees to indemnify, defend and hold harmless the Purchaser and its Affiliates and their respective managers, directors, officers, members, shareholders, employees and agents (the “Purchaser Indemnitees”) from and against, and shall reimburse the Purchaser Indemnitees for, any and all Losses paid, imposed on, asserted against or incurred by the Purchaser Indemnitees, directly or indirectly, resulting from, caused by, arising out of, or in any way relating to and with respect to any of, the following:

(a)        any breach of or inaccuracy in any Seller Fundamental Representation;

(b)        any breach or non-fulfillment of any covenant or agreement on the part of the Seller under this Agreement;

(c)        any Excluded Asset or Excluded Liability; and

(d)        any Liability for Material Title Issues identified and not waived by the Purchaser in accordance with Section 4.16(c) with respect to Unknown After Acquired Real Property that is acquired after the Unknown After-Acquired Real Property End Date or which the Purchaser and the Seller are unable to agree on an adjustment to the Purchase Price pursuant to Section 4.16(c)(A).

Section 5.2         Indemnification by the Purchaser and the Guarantor. Subject to the terms and conditions of this Article 5, from and after the Closing Date, the Purchaser and the Guarantor, jointly and severally, hereby agree to indemnify, defend and hold harmless the Seller and its Affiliates and their respective managers, directors, officers, members, shareholders, employees and agents (the “Seller Indemnitees”) from and against, and shall reimburse the Seller Indemnitees for, any and all Losses, paid, imposed on, asserted against or incurred by the Seller Indemnitees, directly or indirectly, resulting from, caused by, arising out of, or in any way relating to and with respect to any of, the following:

(a)        any breach of or inaccuracy in any representation or warranty on the part of the Purchaser or the Guarantor under Article 3 of this Agreement;

(b)        any breach or non-fulfillment of any covenant or agreement on the part of the Purchaser or the Guarantor under this Agreement; and

(c)        the Assumed Liabilities.

Section 5.3         Procedures for Indemnification. All claims for indemnification under this Agreement shall be asserted and resolved as set forth below:

(a)        The term “Indemnifying Party” when used in connection with particular Losses shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Losses pursuant to Section 5.1 or 5.2, and the term “Indemnified Party” when used in connection with particular Losses shall mean the Party or Parties having the right to be indemnified with respect to such Losses by another Party or Parties pursuant to Section 5.1 or 5.2.

(b)        To make a claim for indemnification pursuant to Section 5.1 or 5.2, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 5.3, including the specific details of and specific basis under this Agreement for its claim, including the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of any such Loss) (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a third party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice as promptly as practicable after the Indemnified Party has actual knowledge of such Third Party Claim and shall enclose a copy of all papers (if any) served with respect to such Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 5.3 shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against such Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached.

(c)        In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether or not it desires to defend and control, at its sole cost and expense, the Indemnified Party against all elements of such Third Party Claim under this Article 5; provided that except in the event of a claim for indemnity pursuant to Section 5.1(c) or Section 5.2(c), the Indemnifying Party shall not be entitled to assume control of the defense of a Third Party Claim to the extent such Third Party Claim involves any reasonable potential for criminal Liability, non-monetary remedies (including injunctive or other equitable relief), regulatory action by any Governmental or Regulatory Authority, material conflicts of interest between the Indemnifying Party and the Indemnified Party, potential Losses in excess of the Indemnifying Party’s obligations to the Indemnified Party under this Article 5. The Indemnified Party is authorized, prior to and during such thirty (30) day period, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party, in each case, at the sole cost and expense of the Indemnified Party.

(d)        If the Indemnifying Party assumes the defense of any Third Party Claim in accordance with Section 5.3(c), it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof, unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by, or the limitation of any right or benefit of, the Indemnified Party, in which event, such settlement or compromise shall not be effective, without the consent of the Indemnified Party, which shall not be unreasonably conditioned, withheld, or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate in contesting any Third Party Claim, which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 5.3, at the Indemnified Party’s sole cost and expense. An Indemnifying Party shall not, without the written consent of the Indemnified Party, settle any Third Party Claim or consent to the entry of any judgment with respect thereto, which (i) does not include an irrevocable and unconditional written release of the Indemnified Party from all Liability in respect of such Third Party Claim, (ii) may adversely affect the Indemnified Party (other than as a result of money damages which the Indemnifying Party agrees to fully indemnify the Indemnified Party for) or (iii) includes a finding of Liability or fault on the part of the Indemnified Party.

(e)        If the Indemnifying Party (i) elects not to assume the defense of the Third Party Claim in accordance with Section 5.3(c) (or fails to provide timely notice of its election to assume the defense of such Third Party Claim), or (ii) assumes the defense of any Third Party Claim in accordance with Section 5.3(c) but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against such Third Party Claim, at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its Liability and assume the defense of such Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party elects not to assume the defense of the Third Party Claim in accordance with Section 5.3(c) (or fails to provide timely notice of its election to assume the defense of such Third Party Claim), the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option, for ten (10) days following receipt of such notice, to (A) admit in writing its Liability for such Third Party Claim, and (B) if such Liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

(f)         In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have forty-five (45) days from its receipt of the Claim Notice to (i) cure the Losses complained of, (ii) admit its Liability for such Losses, or (iii) dispute the claim for all or any portion such Losses. During such forty-five (45) day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged in the Claim Notice, and whether and to what extent any amount is payable in respect of such claims, and the Indemnified Party shall reasonably assist the Indemnifying Party’s investigation by providing such reasonable information and reasonable assistance as the Indemnifying Party or any of its professional advisors may reasonable request; provided that no Indemnified Party shall be required to disclose any information to the Indemnifying Party or its professional advisors if such disclosure would, in such Indemnified Party’s reasonable discretion (x) jeopardize any attorney-client or similar privilege or (y) contravene any applicable Law. If the Indemnifying Party does not cure such Losses or notify the Indemnified Party within such forty-five (45) day period, then the Indemnifying Party shall be deemed to be disputing the claim for such Losses.

Section 5.4         Survival.

(a)        The Parties, intending to modify any applicable statute of limitations, agree that (i) the representations and warranties of the Seller in this Agreement and in any other certificate delivered pursuant to this Agreement by the Seller, other than Seller Fundamental Representations, shall terminate effective as of the Closing and shall not survive the Closing for any purposes, and immediately thereafter, there shall be no Liability on the part of, nor shall any Claim be made by, the Purchaser or any of its Affiliates in respect thereof, except in the case of Fraud, (ii) the Liability of the Seller for their indemnification obligations arising under Section 5.1(a) shall be limited to claims for which a Purchaser Indemnitee delivers written notice to the Seller on or before the three (3) year anniversary of the Closing (other than with respect to breaches of Section 2.19(d), in which case the survival period shall be the one (1) year anniversary of the Closing), (iii) the Liability of the Seller for their indemnification obligations arising under Section 5.1(b) shall be limited to Claims for which a Purchaser Indemnitee delivers written notice to the Seller (A) with respect to agreements and covenants to be performed after Closing, on the date that is one hundred and eighty (180) days after the date the applicable agreement or covenant is to have been fully performed, and (B) with respect to agreements and covenants to be performed prior to or at Closing, the date that is twelve (12) months after the Closing Date, (iv) the Liability of the Seller for their indemnification obligations arising under Section 5.1(c) shall not be limited as to time, and (v) of the Seller for its indemnification obligations arising under Section 5.1(d) shall be limited to claims for which a Purchaser Indemnitee delivers written notice to the Seller on or before the three (3) year anniversary of the Closing.

(b)        The Liability of the Purchaser and the Guarantor for their indemnification obligations arising under Section 5.2(a) shall be limited to Claims for which a Seller Indemnitee delivers written notice to the Purchaser on or before the twelve (12) month anniversary of the Closing Date; provided, however, that any indemnification obligation relating to Sections 3.1, 3.2, 3.3, and 3.9 shall be limited to claims for which a Seller Indemnitee delivers written notice to the Purchaser on or before the three (3) year anniversary of the Closing. The Liability of the Purchaser and the Guarantor for their indemnification obligations arising under Section 5.2(c) shall not be limited as to time. The Liability of the Purchaser and Guarantor for their indemnification obligations arising under Section 5.2(b) shall be limited to Claims for which a Seller Indemnitee delivers written notice to the Purchaser or Guarantor (i) with respect to agreements and covenants to be performed after Closing, on the date that is one hundred eighty (180) days after the date set forth in the applicable agreement or covenant and (ii) with respect to agreements and covenants to be performed prior to or at Closing, on or before the date that is twelve (12) months after the Closing Date.

(c)        All representations, warranties, covenants and agreements contained in this Agreement shall survive for the applicable period required above.

(d)        In the event that the Seller or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person (other than to the beneficial owners of the Seller (including the beneficiaries of any trust that is the beneficial owner of the Seller) whether in connection with distributions by the Seller to such owners, a winding up of Seller, or otherwise), then, in each case, the Seller shall cause proper provision to be made so that the successors and assigns of the Seller assume the obligations set forth in this Section 5 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

Section 5.5         Limitations on Indemnification.

(a)        Notwithstanding anything in this Agreement to the contrary, the maximum indemnification Liability of the Seller under this Agreement shall not exceed the Cap. In addition, notwithstanding anything in this Agreement or the Regulated APA to the contrary, the Purchaser Parties agree that the maximum indemnification liability of the Seller Parties under the Transaction APAs shall not exceed the Cap.

(b)        The amount of any Losses payable to an Indemnified Party shall be computed net of (i) payments actually received by such Indemnified Party under any insurance arrangements (net of any applicable collection costs, expenses, and deductibles incurred in collecting such recovery, as well as any increased insurance premiums as a direct result of such insurance claims for one year following such initial premium adjustment) with respect to such Losses and (ii) any recovery (including from reimbursement arrangements, indemnification rights, contribution rights or similar arrangements) by the Indemnified Party from any other Person with respect to such Losses. If an Indemnified Party receives such insurance proceeds or reimbursement, indemnity, contribution or similar payments prior to being indemnified with respect to such Losses under this Article 5, the payment under this Article 5 with respect to such Losses shall be reduced by the amount of such insurance proceeds or reimbursement, indemnity, contribution or similar payments (net of any applicable collection costs, expenses, and deductibles incurred in collecting such recovery as well as any increased insurance premiums as a direct result of such insurance claims for one year following such initial premium adjustment).

Section 5.6         Waiver of Right of Rescission. Except as provided in Section 5.9 or Article 7 or in the event of Fraud, the Seller and the Purchaser acknowledge that, following the Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for the breach of any representation, warranty, covenant, or agreement contained herein, or for any other claim arising in connection with, or with respect to, the transactions contemplated by this Agreement. As the payment of money shall be adequate compensation, following the Closing, the Seller and the Purchaser waive any right to rescind this Agreement or any of the transactions contemplated hereby.

Section 5.7         Express Negligence. ABSENT FRAUD, THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS, AND RELEASE PROVISIONS AND THE ASSUMPTION OF THE ASSUMED LIABILITIES PROVISIONS AND THE RETENTION OF THE EXCLUDED LIABILITIES PROVISIONS (IN EACH CASE) PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES, AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT, OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY, OR OTHER FAULT, OR VIOLATION OF APPLICABLE LAW OF OR BY ANY INDEMNIFIED PARTY. THE PURCHASER AND THE SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

Section 5.8         Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payments made pursuant to this Article 5 or otherwise pursuant to this Agreement as an adjustment to the Purchase Price for all income Tax purposes.

Section 5.9         Exclusive Remedy. Each Party acknowledges and agrees that, for any and all Losses arising out of any breaches of or inaccuracies in the representations and warranties of the Seller made in this Agreement or any Transaction Document, except in the case of Fraud or as otherwise set forth in this Article 5, the Purchaser Indemnitees shall be entitled to recovery solely and exclusively from the R&W Insurance Policy. Subject to Section 1.7(a), Section 4.2(a), Section 4.5(b), Section 4.13, Section 4.18, Section 8.14, and any other Section herein that by its terms requires performance following the Closing or requires a Party to indemnify the other Party or another Person: (a) the Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims hereunder for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or in a certificate delivered in connection with this Agreement, will be pursuant to the indemnification provisions set forth in this Article 5, and

(b) in furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under applicable Law, and will not pursue, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or in a certificate delivered in connection with this Agreement that it may have against the other Party and their Affiliates, and each of their respective Representatives, arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 5. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall limit (i) the rights or remedies available to any Party, whether at law or in equity, arising from or related to Fraud, or release any Party from Liability for arising from or related to Fraud, or (ii) a Party’s right to seek and obtain any remedy of specific performance, injunction, and other equitable relief to which such Party may be entitled hereunder.

Section 5.10       Waiver of Certain Damages. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR PUNITIVE OR EXEMPLARY DAMAGES; PROVIDED, HOWEVER, THAT THIS SECTION 5.10 SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER THIS ARTICLE 5 FOR ANY SUCH DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY (WHO IS NOT AN AFFILIATE OF A PARTY) IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY IS OTHERWISE ENTITLED TO INDEMNIFICATION UNDER THIS ARTICLE 5.

Section 5.11       Waiver and Disclaimer of Other Representations and Warranties.

(a)        THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY LAW TO BE OPERATIVE, THE DISCLAIMERS OF REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 5.11 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY LAW OR ORDER.

(b)        THE PURCHASER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS AGREEMENT (AS MODIFIED BY THE SCHEDULES), SUBJECT TO SECTION 5.9, NEITHER THE SELLER NOR ANY OTHER PERSON MAKES, OR HAS MADE, AND THE SELLER HEREBY DISCLAIMS, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY (ORAL OR WRITTEN) IN RESPECT OF THE SELLER, THE BUSINESS OR ANY OF THE PURCHASED ASSETS, OR THE LIABILITIES (INCLUDING THE ASSUMED LIABILITIES) OR OPERATIONS OF THE BUSINESS, INCLUDING WITH RESPECT TO (I) THE CONDITION, MERCHANTABILITY, USAGE, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO THE PURCHASED ASSETS, OR ANY PART THEREOF, (II) TITLE TO ANY OF THE PURCHASED ASSETS, (III) ANY ESTIMATES OF THE VALUE OF THE PURCHASED ASSETS OR FUTURE REVENUES GENERATED BY THE PURCHASED ASSETS, (IV) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE PURCHASED ASSETS, (V) ENVIRONMENTAL MATTERS, INCLUDING WITHOUT LIMITATION, COMPLIANCE WITH OR LIABILITY UNDER ENVIRONMENTAL LAWS, HAZARDOUS MATERIALS, OR THE ENVIRONMENTAL CONDITION OF, AT, UNDER, ABOUT OR EMANATING TO OR FROM THE PURCHASED ASSETS, (VI) THE CONTENT, CHARACTER,

COMPLETENESS, ACCURACY OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, MANAGEMENT PRESENTATION, DATA ROOM, CHARTS OR STATEMENTS (INCLUDING FINANCIAL STATEMENTS) PREPARED BY THE SELLER, ITS AFFILIATES OR THIRD PARTIES WITH RESPECT TO THE PURCHASED ASSETS, (VII) ANY IMPLIED OR EXPRESS WARRANTY OF NON-INFRINGEMENT, (VIII) THE PURCHASER’S INTENDED OR ACTUAL USE OF THE PURCHASED ASSETS AFTER CLOSING, OR (IX) ANY OTHER MATTERS CONTAINED IN ANY MATERIALS MADE AVAILABLE TO THE PURCHASER BY THE SELLER OR BY THE SELLER’S REPRESENTATIVES, AND ANY SUCH OTHER REPRESENTATION, WARRANTIES ASSURANCES, AND OTHER COMMITMENTS ARE HEREBY DISCLAIMED.

(c)        THE PURCHASER ACKNOWLEDGES THAT, ABSENT FRAUD (I) THE PURCHASER HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION AND OPERATIONS OF THE BUSINESS, THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, (II) THE PURCHASER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION, AND (III) THE PURCHASER IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, PROVIDED ORALLY, OR CONTAINED IN ANY MATERIALS PROVIDED BY THE SELLER, OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR OTHERWISE (INCLUDING ANY ITEMS MADE AVAILABLE TO THE PURCHASER IN ANY DATA ROOM OR IN MANAGEMENT PRESENTATIONS) OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT (AS MODIFIED BY THE SCHEDULES), IN DECIDING TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS AND CLOSE THE TRANSACTIONS CONTEMPLATED HEREIN AND THEREIN.

(d)        THE PURCHASER ACKNOWLEDGES THAT THE SELLER MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, (I) AS TO TITLE TO, OR ANY ENCUMBRANCES OF OR ON, THE FEE PROPERTY, EASEMENTS, EASEMENT REAL PROPERTY, KNOWN AFTER-ACQUIRED REAL PROPERTY, UNKNOWN AFTER-ACQUIRED REAL PROPERTY (TO THE EXTENT APPLICABLE) (COLLECTIVELY, THE “REAL PROPERTY INTERESTS”), EXCEPT AS SPECIFIED IN SECTION 2.10 OR IN THE DEED OR ASSIGNMENT OF EASEMENTS, AS APPLICABLE, DELIVERED BY THE SELLER TO THE PURCHASER AT CLOSING, (II) AS TO THE COMPLETENESS OR CONTIGUITY OF THE SYSTEMS OR THE LAND, LEASES, EASEMENTS, RIGHTS-OF-WAY, PERMITS, LICENSES, AND OTHER INTERESTS COMPRISING THE REAL PROPERTY INTERESTS. ABSENT FRAUD, THE SELLER SHALL NOT BE RESPONSIBLE NOR LIABLE TO THE PURCHASER IN ANY MANNER, NOR IN ANY SUM WHATSOEVER, FOR ANY WANT OR FAILURE OF TITLE OR RIGHT TO GRANT THE PURCHASER ANY RIGHT, CLAIM OR BENEFIT UNDER THE REAL PROPERTY INTERESTS, EXCEPT AS SPECIFIED IN THE DEED DELIVERED BY THE SELLER TO THE PURCHASER AT CLOSING.

(e)            THE PURCHASER ACKNOWLEDGES AND AGREES THAT THE SELLER IS UNDER NO OBLIGATION TO ACQUIRE THE KNOWN AFTER-ACQUIRED REAL PROPERTY AND UNKNOWN AFTER-ACQUIRED REAL PROPERTY AND THAT THE SELLER SHALL HAVE NO LIABILITY FOR ANY FAILURE TO ACQUIRE THE KNOWN AFTER-ACQUIRED REAL PROPERTY AND/OR UNKNOWN AFTER-ACQUIRED REAL PROPERTY IN THE EVENT THE FAILURE TO ACQUIRE SUCH KNOWN AFTER-ACQUIRED REAL PROPERTY AND/OR UNKNOWN AFTER-ACQUIRED REAL PROPERTY IS EITHER DUE TO (I) A BREACH OR DEFAULT BY THE APPLICABLE COUNTERPARTY UNDER THE APPLICABLE TRANSACTION AGREEMENT, OR (II) FACTS AND CIRCUMSTANCES OUTSIDE OF THE SELLER’S CONTROL AND NOT ATTRIBUTABLE TO OR EXACERBATED BY ANY BREACH OR DEFAULT BY THE SELLER UNDER THE APPLICABLE TRANSACTION AGREEMENT. ANY OBLIGATION ON THE SELLER TO CONVEY THE KNOWN AFTER-ACQUIRED REAL PROPERTY AND UNKNOWN AFTER-ACQUIRED REAL PROPERTY IN ACCORDANCE WITH THIS AGREEMENT TO THE PURCHASER SHALL BE CONTINGENT ON THE SELLER’S ACQUISITION OF THE KNOWN AFTER-ACQUIRED REAL PROPERTY AND/OR UNKNOWN AFTER-ACQUIRED REAL PROPERTY. FURTHER, THE COVENANTS AND OBLIGATIONS OF EITHER PARTY UNDER THIS AGREEMENT WITH RESPECT TO THE KNOWN AFTER-ACQUIRED REAL PROPERTY AND/OR UNKNOWN AFTER-ACQUIRED REAL PROPERTY SHALL ONLY APPLY AFTER THE SELLER’S ACQUISITION OF SAME.

(f)            EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 2 (AS MODIFIED BY THE SCHEDULES), THE COVENANTS CONTAINED IN THIS AGREEMENT AND ABSENT FRAUD, THE PURCHASED ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS, WITH ALL FAULTS,” AND, ABSENT FRAUD, THE SELLER EXPRESSLY DISCLAIMS, AND THE PURCHASER ACKNOWLEDGES SUCH DISCLAIMER OF, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE PURCHASED ASSETS OR THE PROSPECTS (FINANCIAL OR OTHERWISE), ASSUMED LIABILITIES, RISKS AND OTHER INCIDENTS OF THE BUSINESS. ALL OF THE WAIVERS, RELEASES, DISCLAIMERS, AND OTHER MATTERS SET FORTH IN THIS SECTION 5.11, INCLUDING THE DISCLAIMER OF IMPLIED WARRANTIES, SHALL SURVIVE INDEFINITELY THE CLOSING OR TERMINATION OF THIS AGREEMENT AND THE DELIVERY OF ANY DEED AT THE CLOSING, AS APPLICABLE, AND WILL NOT MERGE WITH ANY DEED TO BE DELIVERED AT THE CLOSING.

(g)            For the avoidance of doubt, nothing set forth in this Section 5.11 or Section 5.12 shall in any way alter or amend the terms and conditions set forth in this Agreement.

Section 5.12         Notifications.

(a)            Purchaser acknowledges that the Fee Property may be located within (or are anticipated to be located within) one or more utility or other statutorily created districts providing water, sewer, drainage, or flood control facilities and services (collectively, “MUD”). The MUD has taxing authority separate from any other taxing authority, and may, subject to voter approval, issue an unlimited amount of bonds and levy an unlimited rate of tax in payment of such bonds. By execution of this Agreement, the Purchaser hereby acknowledges receipt of the notice required by Texas law relating to the MUD, including those notices attached hereto as Exhibit G. At Closing, the Seller and the Purchaser shall execute and deliver a notice to purchaser instrument in the form required by applicable Law with the then current information about the MUD.

(b)            Pursuant to the Texas Local Government Code, if the Fee Property is located within a municipality whose governing body has required any person who sells or conveys restricted property located within its jurisdiction to first give written notice to the Purchaser of: (i) the restrictions, and (ii) the municipality’s right to enforce compliance with the restrictions, written notice must be given to by the Seller to the Purchaser on or before the final closing, and the notice document must be signed and acknowledged by both the Seller and the Purchaser, then recorded in the real property records in the county where the real property is located. The requirements and text of the notice may be found at Tex. Loc. Gov't Code Ann. 212.155.

(c)            The TWC mandates that if the Fee Property is located in a certificated service area of a utility service provider, statutory notice must be given by the Seller to the Purchaser prior to closing. The requirements and text of the notice may be found at Tex. Water Code Ann. § 13.257.

(d)            IF THE PURCHASED ASSETS THAT ARE THE SUBJECT OF THIS AGREEMENT ARE LOCATED OUTSIDE THE LIMITS OF A MUNICIPALITY, THE PURCHASED ASSETS MAY NOW OR LATER BE INCLUDED IN THE EXTRATERRITORIAL JURISDICTION OF A MUNICIPALITY AND MAY NOW OR LATER BE SUBJECT TO ANNEXATION BY THE MUNICIPALITY. EACH MUNICIPALITY MAINTAINS A MAP THAT DEPICTS ITS BOUNDARIES AND EXTRATERRITORIAL JURISDICTION. TO DETERMINE IF THE PURCHASED ASSETS ARE LOCATED WITHIN A MUNICIPALITY’S EXTRATERRITORIAL JURISDICTION OR IS LIKELY TO BE LOCATED WITHIN A MUNICIPALITY’S EXTRATERRITORIAL JURISDICTION, CONTACT ALL MUNICIPALITIES LOCATED IN THE GENERAL PROXIMITY OF THE PURCHASED ASSETS FOR FURTHER INFORMATION.

(e)            NOTICE REGARDING LIABILITY FOR ADDITIONAL TAXES. If for the current ad valorem tax year the taxable value of the land that is the subject of this Agreement is determined by a special appraisal method that allows for appraisal of the land at less than its market value, the person to whom the land is transferred may not be allowed to qualify the land for that special appraisal in a subsequent tax year and the land may then be appraised at its full market value. In addition, the transfer of the land or a subsequent change in the use of the land may result in the imposition of an additional tax plus interest as a penalty for the transfer or the change in the use of the land. The taxable value of the land and the applicable method of appraisal for the current tax year is public information and may be obtained from the tax appraisal district established for the county in which the land is located.

(f)            NOTICE OF MEMBERSHIP IN PROPERTY OWNERS’ ASSOCIATION. As a purchaser of real property in a commercial district or residential community in which the real property is located, the Purchaser is obligated to be a member of property owners’ associations. Restrictive covenants governing the use and occupancy of the real property and a dedicatory instrument governing the establishment, maintenance, and operation of this commercial district have been or will be recorded in the Real Property Records of the county in which the real property is located. Copies of the restrictive covenants and dedicatory instrument shall be delivered to the Purchaser by way of the exception documents set forth in the Title Commitments.

The Purchaser may or may not be obligated to pay assessments to the property owners’ associations. The amount of the assessments is subject to change. The Purchaser’s failure to pay the assessments could result in a lien on and the foreclosure of the property.

(g)            THE PURCHASER HEREBY WAIVES ANY RIGHT TO TERMINATE THIS AGREEMENT THAT MAY ARISE DIRECTLY AS A RESULT OF THE SELLER’S FAILURE TO PROVIDE SUCH REQUIRED NOTICES PRIOR TO OR AT EXECUTION OF THIS AGREEMENT UNDER CHAPTER 5 OF THE TEXAS PROPERTY CODE, SECTIONS 5.012 REQUIRING NOTICE OF MEMBERSHIP IN PROPERTY OWNERS’ ASSOCIATIONS, AND 5.014 REQUIRING NOTICE OF OBLIGATIONS RELATED TO PUBLIC IMPROVEMENT DISTRICTS, OR UNDER CHAPTER 49 OF THE TWC, SECTIONS 49.452 REQUIRING NOTICE TO PURCHASERS OF REAL PROPERTY LOCATED IN A MUD AND 49.4521 PRESCRIBING THE FORM OF SUCH NOTICE, IN EACH CASE AS APPLICABLE TO THE PURCHASED ASSETS, IF ANY. NOTWITHSTANDING THE FOREGOING, SELLER ACKNOWLEDGES THAT SUCH NOTICES ARE REQUIRED TO BE DELIVERED BY THE SELLER AND GIVEN TO THE PURCHASER ON OR BEFORE CLOSING AND PURCHASER AND SELLER AGREE THAT SUCH WAIVER OF THE PURCHASER’S TERMINATION RIGHT IN THIS PARAGRAPH APPLIES ONLY TO RECEIVING SUCH NOTICES PRIOR TO OR AT THE EXECUTION OF THIS AGREEMENT AND DOES NOT WAIVE THE SELLER’S OBLIGATION TO DELIVER SUCH NOTICES, IF ANY, TO THE PURCHASER ON OR BEFORE CLOSING. FOR THE AVOIDANCE OF DOUBT, THIS PARAGRAPH SHALL NOT IN ANY WAY ALTER OR AMEND THE TERMS AND CONDITIONS SET FORTH IN THIS AGREEMENT.

Section 5.13         Other Matters. From and after Closing, each Indemnified Party shall make commercially reasonably efforts to mitigate any Losses that an Indemnified Party asserts under this Article 5.

ARTICLE 6
CONDITIONS PRECEDENT TO CLOSING

Section 6.1          Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)            no injunction or restraining Order shall have been issued by any Governmental or Regulatory Authority, and be in effect, which restrains or prohibits any material transaction contemplated hereby; and

(b)            the conditions to Closing (as defined in the Regulated APA) set forth in Article 6 of the Regulated APA shall have been fully satisfied or waived (other than delivery of the Satisfaction Certificate and any conditions which, by their nature, are to be satisfied on the Closing Date (as defined in the Regulated APA), which conditions shall be capable of satisfaction).

Section 6.2          Conditions to Obligations of the Purchaser and Guarantor. The obligation of the Purchaser and the Guarantor to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by the Purchaser and the Guarantor in their sole discretion):

(a)            the representations and warranties of the Seller contained in this Agreement (other than the Seller Fundamental Representations) disregarding all qualifications contained herein relating to materiality or Material Adverse Effect shall be true and correct, in each case on and as of the Effective Date and on and as of the Closing Date (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date) with the same force and effect as though such representations and warranties had been made on the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; provided that the Seller Fundamental Representations (other than Section 2.19) shall be true and correct in all respects except for de minimis inaccuracies on and as of the Effective Date and on and as of the Closing Date (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date) with the same force and effect as though such representations and warranties had been made on the Closing Date; provided, further, that the representations and warranties of the Seller contained in Section 2.19 of this Agreement disregarding all qualifications contained therein relating to materiality shall be true and correct in all material respects, on and as of the Effective Date and on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date;

(b)            the Seller shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be performed or complied with by the Seller at or before the Closing;

(c)            the Purchaser shall have received from the Seller at the Closing an officer’s certificate, dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.2(a) and (b) has been satisfied (the “Seller’s Bring Down Certificate”); and

(d)            the Seller shall have delivered, or caused to be delivered, each of the items set forth in Section 1.9(a).

Section 6.3          Conditions to Obligations of the Seller. The obligation of the Seller to consummate the Closing is subject to the fulfillment of each of the following conditions (except to the extent waived in writing by the Seller in its sole discretion):

(a)            the representations and warranties of the Purchaser and the Guarantor contained in this Agreement (other than the Purchaser Fundamental Representations) shall be true and correct in all respects, in each case on and as of the Effective Date and on and as of the Closing Date (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date) with the same force and effect as though such representations and warranties had been made on the Closing Date, except to the extent that the failure of such representations and warranties to be true and correct would not individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect; provided that the Purchaser Fundamental Representations shall be true and correct in all respects except for de minimis inaccuracies on and as of the Effective Date and on and as of the Closing Date (except, in either case, for such representations and warranties which by their express provisions are made as of an earlier date, in which case, as of such earlier date) with the same force and effect as though such representations and warranties had been made on the Closing Date;

(b)            the Purchaser and the Guarantor shall have performed and complied, in all material respects, with the agreements, covenants and obligations required by this Agreement to be performed or complied with by the Purchaser and the Guarantor at or before the Closing;

(c)            the Seller shall have received from the Purchaser and the Guarantor at the Closing an officer’s certificate, dated as of the Closing Date, certifying that each of the conditions set forth in Sections 6.3(a) and (b) has been satisfied (the “Purchaser’s Bring Down Certificate”); and

(d)            the Purchaser and the Guarantor shall have delivered, or caused to be delivered, each of the items set forth in Section 1.9(b).

ARTICLE 7
TERMINATION

Section 7.1           Right of Termination. Prior to Closing, this Agreement may be terminated at any time:

(a)            by mutual written consent of the Parties;

(b)            by the Seller or the Purchaser, if any court or other Governmental or Regulatory Authority shall have issued, enacted, entered, promulgated, or enforced any Law or issued any Order (in either case, that is final and non-appealable and that has not been vacated, withdrawn, or overturned) restraining, enjoining, or otherwise prohibiting consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the issuance or promulgation of such Law or Order was primarily due to the failure of such Party to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)            by the Seller:

(i)            if the Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by the Purchaser or the Guarantor pursuant to this Agreement that would give rise to the failure of satisfaction of any of the conditions in Section 6.3 on or prior to the Outside Date (other than through failure of the Seller to comply with its obligations under this Agreement), and such breach is not cured within thirty (30) days after receipt of notice thereof from the Seller (or any shorter period of time that remains between the date the Seller provides written notice of such violation or breach and the Outside Date);

(ii)            if the Closing has not occurred on or prior to the Outside Date, unless such failure shall be due to the failure of the Seller to perform or comply, in all material respects, with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(d)            by the Purchaser:

(i)            if the Purchaser and the Guarantor are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by the Seller pursuant to this Agreement that would give rise to the failure of satisfaction of any of the conditions in Section 6.2 on or prior to the Outside Date (other than through failure of the Purchaser and the Guarantor to comply with their obligations under this Agreement), and such breach is not cured within thirty (30) days after receipt of notice thereof from the Purchaser (or any shorter period of time that remains between the date the Purchaser provides written notice of such violation or breach and the Outside Date);

(ii)           if, the Closing has not occurred on or prior to the Outside Date, unless such failure shall be due to the failure of the Purchaser and the Guarantor to perform or comply, in all material respects, with any of the covenants, agreements or conditions hereof to be performed or complied with by them prior to the Closing; or

(e)            pursuant to the terms of Section 1.10 or Section 4.16(a).

Section 7.2         Effect of Termination. If any Party terminates this Agreement pursuant to this Article 7, all obligations and Liabilities of the Parties under this Agreement shall terminate and become void; provided, however, that (a) nothing herein shall relieve any Party from Liability for any Willful Breach of this Agreement prior to the date of termination, (b) the terms of Section 4.1, the last sentence of Section 1.8(b), Section 4.2(a), Section 4.2(f), this Section 7.2, Section 7.3, and Article 8 shall remain in full force and effect and survive any termination of this Agreement, and (c) the Parties shall take such actions as required in accordance with Section 4.2(f) to terminate the Regulated APA.

ARTICLE 8
MISCELLANEOUS

Section 8.1          Expenses. Whether or not the transactions contemplated hereby are consummated and except as set forth in this Agreement, all costs and expenses (including, without limitation, the fees and expenses of investment bankers, attorneys and accountants) incurred in connection with this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby shall be borne by the Purchaser, in the case of costs and expenses incurred by the Purchaser, and by the Seller in the case of costs and expenses incurred by the Seller.

Section 8.2          Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) mailed, registered mail, first-class postage paid, (b) sent by overnight delivery service or other courier, (c) transmitted via facsimile, (d) transmitted by electronic mail, or (e) delivered by hand to the addresses, as the case may be, set forth below. Any notice shall be deemed to have been duly received, unless earlier received, (i) if sent by certified or registered mail, return receipt requested, when actually received, (ii) if sent by overnight mail or courier, when actually received, (iii) if sent by facsimile transmission or electronic mail, when confirmation of receipt is received by sender, and (iv) if delivered by hand, on the date of receipt. The notice addresses and facsimile numbers of certain Parties are as follows:

(a)            If to the Purchaser Parties to:

SJWTX, Inc. (d/b/a The Texas Water Company)

[*]

Attention: [*]

Email: [*]

with a copy to:

SJW Group

[*]

Attention: General Counsel

Email: [*]

and with a copy to:

Baker McKenzie LLP
600 Hansen Way
Palo Alto, CA 94304

Attention: Leif King; Justin Bryant
Email: leif.king@bakermckenzie.com; justin.bryant@bakermckenzie.com

(b)            If to the Seller Parties to:

Quadvest, L.P.

Quadvest Holding, LP

[*]

Attention: [*]

Email: [*]

with a copy to:

Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002

Attention:         Joseph L. Morrel
Email:                 JMorrel@porterhedges.com

and with a copy to:

Gregg Law PC
910 West Avenue, Suite #3
Austin, Texas 78701

Attention:         Peter T. Gregg
Email:                 Pgregg@gregglawpc.com

Section 8.3          Amendments. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by all of the Parties.

Section 8.4          Schedules. The Schedules to this Agreement are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section or subsection of such Schedules as an exception to any particular covenant, representation or warranty shall be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties, notwithstanding the presence or absence of an appropriate section or subsection of such Schedules with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto, in each case to the extent relevancy of such disclosure to such other covenants, representations or warranties is reasonably apparent on the face of the disclosure (without reference to any document referenced therein or any independent knowledge on the part of the reader regarding the matter disclosed). Additionally, for each of the Schedules, the inclusion of an item in such Schedules as an exception to a representation or warranty shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Schedules, that such information is required to be listed in such Schedules or that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance, that such item has had, or is expected to result in, a Material Adverse Effect, that such item actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable or that such item is outside the Ordinary Course of Business. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. Capitalized terms used in the Schedules, unless otherwise defined therein, shall have the meanings assigned to them in this Agreement.

Section 8.5          Waiver. The failure of a Party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement or the Transaction Documents shall be deemed or shall constitute a waiver of any other provision hereof or thereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 8.6          Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7          Nonassignability. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of all Parties.

Section 8.8          Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their successors and permitted assigns, and except as otherwise provided in Article 5 (but subject to Section 4.2(f) and Section 4.3(f)) or the Wholesale Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature under or by reason of this Agreement.

Section 8.9          Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, and shall become effective when one or more counterparts have been signed by each of the Parties hereto. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile or electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

Section 8.10        Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)         the transaction apas, and all ClaiMS OR CAUSES OF ACTION (WHETHER IN CONTRACT, TORT, OR BY STATUTE) THAT MAY BE BASED UPON, ARISE OUT OF, OR RELATE TO the transaction apas, OR THE NEGOTIATION, EXECUTION, OR PERFORMANCE OF the transaction apas, shall be EXCLUSIVELY governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to its conflicts of law rules. Each of the parties hereto agrees that any Action or Proceeding brought to enforce the rights or obligations of any party hereto under the transaction apas, OR OTHERWISE ARISING OUT OF OR BASED UPON the transaction apas, THE TRANSACTION DOCUMENTS (as defined and used in both Transaction APAs), OR THE TRANSACTIONS CONTEMPLATED by the Transaction APAs, shall be EXCLUSIVELY commenced and maintained in any court of competent jurisdiction located in Harris County, Texas, and that any Texas State court sitting in Harris County, Texas or the United States District Court for the Southern District of Texas sitting in Harris County, Texas shall have exclusive jurisdiction over any such Action or Proceeding brought by any of the Parties hereto. Each of the Parties hereto further agrees that process may be served upon it by certified mail, return receipt requested, addressed as more generally provided in Section 8.2 hereof, and consents to the exercise of jurisdiction over it and its properties with respect to any Action or Proceeding arising out of or in connection with Transaction APAs or the transactions contemplated hereby or THEREBY OR the enforcement of any rights under THE Transaction APAs.

(b)         EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS THAT IT MAY HAVE TO REQUEST OR DEMAND THAT ANY PROCEEDING ARISING OUT OF OR RELATED IN ANY WAY TO THIS AGREEMENT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY.

Section 8.11         Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In such case, the Parties shall promptly meet and negotiate substitute provisions for those rendered or declared illegal or unenforceable so as to preserve as nearly as possible the contemplated economic effects of the transactions contemplated hereby. Notwithstanding the forgoing, this Section 8.11 and Section 8.11 of the Regulated APA shall in all circumstances be subject to the terms of Section 4.2(f) of this Agreement and/or the Parties’ express intent that the Transaction APAs be mutually conditional.

Section 8.12         Entire Agreement. The Transaction APAs and the annexes and exhibits hereto and thereto, the Schedules (as defined and used in both Transaction APAs), the Transaction Documents (as defined and used in both Transaction APAs) and the Confidentiality Agreement constitute the entire agreement among the Parties hereto and supersede all prior agreements and understandings, oral or written, among the Parties hereto with respect to the subject matter hereof and thereof. There are no warranties, representations or other agreements between the Parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby and as set forth specifically in the Regulated APA or contemplated thereby.

Section 8.13         Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (b) the word “or” is not exclusive and has the inclusive meaning represented by the phrase “and/or,” (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement, and (d) the phrases “provided”, “delivered”, “made available” or “furnished” when used in this Agreement with respect to the delivery or viewing of information or material means that the information or materials referred to have been posted to the Data Room. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Schedules, Appendices and Exhibits mean the Articles and Sections of, and Schedules, Appendices, and Exhibits attached to, this Agreement, (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof, and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Schedules, Appendices, and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. With respect to all dates and time periods in this Agreement, time is of the essence.

Section 8.14         Guaranty. The Guarantor shall irrevocably, absolutely, fully and unconditionally guarantee (the “Guaranty”) to the Seller and the other Seller Indemnitees the payment and performance of all obligations of the Purchaser under this Agreement, including the assumption of the Assumed Liabilities, without the requirement of any notice to the Guarantor of any nonpayment, nonperformance or nonobservance by the Purchaser or proof or notice or demand to or upon the Purchaser, all of which the Guarantor hereby expressly waives. The Guarantor hereby agrees that the Seller may proceed against the Guarantor separately or jointly before or after or simultaneously with proceeding against the Purchaser for a default by the Purchaser under or in connection with the enforcement of the Purchaser’s obligations under this Agreement or any other Transaction Documents. The Guaranty shall not be terminated or impaired in any way by reason of the bankruptcy or insolvency of the Purchaser and shall survive the Closing. The Guarantor agrees that this Guaranty shall be continuing, absolute and unconditional and shall remain and continue in full force and effect as to any amendment or other modification of this Agreement. No party has the right to rely upon the Guaranty other than the Seller and the Seller Indemnitees. Nothing in the Guaranty shall limit, restrict, or act as a waiver of the Guarantor’s right to assert any defenses to the payment of its obligations under the Guaranty that would be available to the Purchaser, at law or in equity with respect to a guaranteed obligation, all of which defenses shall remain and be available to the Guarantor, including any defenses relating to willful misconduct or Fraud and any defenses to the payment of the guaranteed obligations that are available to the Purchaser under this Agreement or any other agreement entered into, under, or in connection with the transactions contemplated hereby.

Section 8.15         Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of the Transaction APAs were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of the Transaction APAs (but subject to Section 4.2(f) of this Agreement, including with respect to any decree of specific performance sought to enforce the terms of the Regulated APA) by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for securing or posting of any bond in connection with such remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement or that such action or the equitable relief sought by such action is inconsistent with the terms of Section 4.2(f) of this Agreement and/or the Parties’ express intent that the Transaction APAs be mutually conditional.

Section 8.16         Waiver of Compliance with Bulk Sales Laws. The Parties hereby waive compliance with the requirements and provisions of any “bulk sales”, “bulk-transfer” or any similar or analogous Law with respect to the sale of any or all of the Purchased Assets to the Purchaser.

[Signature page follows]

This Agreement has been duly executed and delivered by the Parties on the date first above written.

SELLER:

QUADVEST WHOLESALE, LLC

By:

By:	/s/ Simon O. Sequeira
Name:	Simon O. Sequeira
Title:	President

SELLER GUARANTOR:

QUADVEST, L.P.

By:	Quadvest Management, L.L.C., its general partner

By:	/s/ Simon O. Sequeira
Name:	Simon O. Sequeira
Title:	Manager

Signature Page to

Asset Purchase Agreement

PURCHASER:

TEXAS WATER OPERATION SERVICES, LLC

By:	H2O AMERICA TX HOLDINGS, INC., its sole member

By:	/s/ Andrew F. Walters
Name:	Andrew F. Walters
Title:	President and Chairman

PURCHASER GUARANTOR:

SJWTX, INC. D/B/A THE TEXAS WATER COMPANY

By:	/s/ Aundrea Williams
Name:	Aundrea Williams
Title:	President

GUARANTOR:

H2O AMERICA

By:	/s/ Andrew F. Walters
Name:	Andrew F. Walters
Title:	Chief Executive Officer

Signature Page to

Asset Purchase Agreement

Annex A

Defined terms

As used herein, the following terms have the meanings set forth below:

“1031 Assets” has the meaning set forth in Section 1.7(d).

“1031 Asset Valuation” has the meaning set forth in Section 1.7(d).

“Accounting Firm” has the meaning set forth in Section 1.5(e).

“Actions or Proceedings” means any action, suit, proceeding, arbitration or any investigation or audit by, with or before any Governmental or Regulatory Authority.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, “control” (including “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“ALTA/NSPS” means the standards of a survey adopted by the American Land Title Association (ALTA) and the National Society of Professional Surveyors (NSPS).

“Alternative Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (a) any direct or indirect purchase or other acquisition by any Person of any equity interests in the Seller, (b) any direct or indirect purchase or other acquisition by any Person of any material portion of the Purchased Assets, or (c) any merger, consolidation, business combination or other similar transaction involving the Seller.

“Asset Taxes” means any ad valorem, real or personal property, or similar Taxes (including any interest, fine, penalty or additions to Tax imposed in connection with such Taxes) based upon the operation or ownership of the Purchased Assets, but excluding, for the avoidance of doubt, any (a) income, gains, franchise, margin or similar Taxes, and (b) Transfer Taxes.

“Assigned Books and Records” has the meaning set forth in Section 1.1(a)(vi).

“Assigned Contracts” has the meaning set forth in Section 1.1(a)(ii).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assigned Permits” has the meaning set forth in Section 1.1(a)(vii).

“Base Amount” has the meaning set forth in Section 1.5(a).

Annex A-1

“Bill of Sale” has the meaning set forth in Section 1.9(a)(i).

“Books and Records” means all documents instruments, papers, books and records, books of account, files and data (including customer and supplier lists), catalogs, brochures, sales literature, promotional material, certificates and other documents, including, without limitation, copies of Contracts, Assigned Permits, operating data, engineering plans and reports, and environmental studies and plans.

“Business” has the meaning set forth in the Recitals.

“Businesses” means collectively the Business and the “Business” as defined in the Regulated APA.

“Business Day” means a day other than Saturday, Sunday, or any day on which banks located in the State of Texas are authorized or obligated to close.

“Cap” means $540,000,000.

“CAPEX Principles” has the meaning set forth in Section 1.5(c).

“Capital Statements” has the meaning set forth in Section 4.2(e).

“Capital Statements and Adjustments Model” means the Microsoft Excel file named 06.25.2025 QVWS CIAC Capex Schedules_v4 (1).xlsx dated as of the Effective Date and exchanged by the Parties concurrently with the execution of this Agreement.

“Casualty Event” has the meaning set forth in Section 1.10(a).

“Cash CIAC” means Contributions in Aid of Construction received or to be received, as applicable, by the Seller in the form of cash.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Claim” means any Actions or Proceedings, hearing, investigation, litigation, charge, complaint, claim or demand.

“Claim Notice” has the meaning set forth in Section 5.3(b).

“Closing” has the meaning set forth in Section 1.8(a).

“Closing Capital Expenditures” means, without duplication, the amount of capital expenditures, capital expenditures work in process, and capital improvements made by or on behalf of the Seller, which for avoidance of doubt includes any amounts funded from Cash CIAC, for the period beginning on the Effective Date and ending on the Closing Date in each case, determined in accordance with GAAP, the CAPEX Principles, and the calculation formulae set forth in the “QVWS CapEx Target” tab of the Capital Statements and Adjustments Model (utilizing the applicable actual amounts set out where appropriate in the applicable “Source file” tab thereof);

Annex A-2

provided, however, any capital expenditures, capital expenditures work in process, or capital improvements shall only be included in the calculation of “Closing Capital Expenditures” solely to the extent (a) arising out of or relating to the projects listed on Schedule A-1, (b) arising out of or relating to Required Capital Expenditures, (c) approved by the Purchaser in writing, or (d) if reasonable and prudent under the circumstances (provided that the aggregate amount of capital expenditures under this clause (d) shall not exceed $1,859,264).

“Closing Cash CIAC” has the meaning set forth in Section 1.2(b).

“Closing CIAC Receivable” has the meaning set forth in Section 1.2(i).

“Closing Consents” has the meaning set forth in Section 1.9(a)(v).

“Closing Date” has the meaning set forth in Section 1.8(a).

“COBRA” means the Consolidated Omnibus Reconciliation Act of 1985, as amended, and similar state law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means that certain Nondisclosure and Non-Solicitation Agreement, dated February 14, 2025 (as amended, supplemented, or restated from time to time), by and among the Seller Guarantor, Seller, and the Purchaser Guarantor.

“Confidential Information” means all confidential information related to the Business, the Systems and/or the Purchased Assets and (x) shall include (a) all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services, research and development, relationships, proprietary rights and goodwill of the Business, the Systems and/or the Purchased Assets, (b) identities of, individual requirements of, specific contractual arrangements with, information about, and contacts at, suppliers, distributors, customers or independent contractors, and lists or other compilations related to the Business, the Systems and/or the Purchased Assets, (c) trade secrets and methods of operation relating to the Business, the Systems and/or the Purchased Assets, and (d) innovations, improvements, developments, methods, analyses, reports and all similar or related information, in each case related to the Business, the Systems and/or the Purchased Assets; but (y) shall not include any information that (i) is or becomes generally known to the industry in which the Purchaser operates, other than as a result of the Seller’s, its Affiliates’ or their respective representatives’ breach of this Agreement, (ii) is made available to the Seller or its Affiliates by a third party without the knowledge or reasonable suspicion that such third party was in breach of any confidentiality obligation, after reasonable inquiry, or (iii) that can be demonstrated to have been independently developed by or on behalf of the Seller or its Affiliates without use of, reference to or reliance upon any information which would otherwise constitute Confidential Information.

“Contract” means any agreement, lease, subcontract, purchase order, legally binding commitment, evidence of Indebtedness, mortgage, indenture, security agreement, guaranty, option, easement, license or other contract, legally binding agreement, legally binding understanding or legally binding obligation of any kind (whether written or oral), entered into by

Annex A-3

a Person or by which a Person or any of its assets are bound, including any amendments or modifications thereto.

“COVID-Style Outbreak” means SARS-CoV-2 or COVID-19, and any other related, associated, or similar epidemics, pandemics, or disease outbreaks, together with any evolutions thereof.

“Credit Support Instruments” has the meaning set forth in Section 1.2(l).

“Cure Period” has the meaning set forth in Section 4.16(a).

“Customer Information” means, collectively, all information (whether in written, printed, electronic or audio form) related to customers of the Systems, including customer lists, customer applications for service and the service agreements resulting therefrom, customer water and wastewater account name and number, service address, billing and payment history (including late fees), invoices, customer contact information, customer care/service communications (including call recordings), customer notices (including emails) such as collection notices, disconnection notices and bill payment reminders, and other related deposit information.

“Data Room” means the electronic documentation site established by SecureDocs, Inc. on behalf of the Seller.

“Deed” has the meaning set forth in Section 1.9(a)(ii).

“Designated Subsidiary” has the meaning set forth in Section 1.8(c).

“Easements” has the meaning set forth in Section 1.1(a)(iv).

“Easements Assignment” has the meaning set forth in Section 1.9(a)(iv).

“Easement Real Property” has the meaning in Section 1.1(a)(iv).

“EAT” has the meaning set forth Section 1.7(d).

“Effective Time” has the meaning set forth in Section 1.8(a).

“Eligible CIAC” means the Closing Cash CIAC and the Closing CIAC Receivables, in each case calculated consistent with the calculation formulae set forth in the “QVWS CIAC Exhibit” tab of the Capital Statements and Adjustments Model (utilizing the applicable actual amounts set out where appropriate in the applicable “Source file” tab thereof).

“Emergency” means a sudden and unexpected event which causes, or is reasonably expected to cause, (a) substantial damage to the Purchased Assets, (b) death of or serious bodily injury to any Person, (c) substantial damage to natural resources (including wildlife) or the environment, (d) immediate and significant safety concerns associated with continued operations, or (e) material non-compliance with any applicable Law.

Annex A-4

“Environmental Action” means any administrative, regulatory or judicial investigation, request for information, action, suit, demand, Claim, notice of non-compliance or violation, potentially responsible party notice, proceeding, consent order or consent agreement by any Person relating in any way to any alleged violation of or Liability under Environmental Law or an Environmental Permit.

“Environmental Laws” means any federal, state or local law, statute, rule, regulation, or ordinance relating to the environment, human health or safety (as related to exposure to Hazardous Materials), pollution or other environmental degradation, and any federal, state or local law, statute, rule, regulation, or ordinance pertaining to the exposure to or the generation, management, manufacture, processing, use, registration, distribution, transportation, treatment, storage, recycling, reuse, disposal and any Release or threatened Release of Hazardous Materials, specifically including, without limitation, CERCLA 42 USC §9601 et seq., Resource Conservation and Recovery Act 42 USC 6901 et seq., Clean Air Act 42 USC § 7401 et seq., Clean Water Act 33 USCA § 1251 to 1387 and Toxic Substances Control Act 15 USCA § 2601 to 2695d.

“Environmental Permit” means any permit, approval, consent, identification number, certificate, registration, license or other authorization required under any Environmental Law.

“EPA” has the meaning set forth in Section 2.15(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes a Person, or that is a member of the same “controlled group” as a Person pursuant to Section 4001(a)(14) of ERISA.

“Estimated Capital Expenditures” has the meaning set forth in Section 1.5(b).

“Estimated Purchase Price” has the meaning set forth in Section 1.5(a).

“Excess CIAC” has the meaning set forth in Section 1.1(a)(x).

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Intellectual Property” has the meaning set forth in Section 1.2(e).

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“Facilities and Fixtures” has the meaning set forth in Section 1.1(a)(i).

“Fee Property” has the meaning set forth in Section 1.1(a)(iii).

“Final Closing Statement” has the meaning set forth in Section 1.5(c).

“Final Determination Delivery Period” has the meaning set forth in Section 4.16(e).

“Final Purchase Price” has the meaning set forth in Section 1.5(g)(i)(B).

Annex A-5

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Financing” means financing obtained or to be obtained, or other funding or capital raising conducted or to be conducted, by the Purchaser for the purpose of funding any portion of the Purchase Price.

“Fraud” means an intentional and willful misrepresentation by a Party that (a) was actually known (without the application of any imputed or constructive knowledge or duty of inquiry, notwithstanding any other definition of knowledge in this Agreement) by such Party to be false at the time it was made, (b) was made with the intention that the other Party rely thereon to its detriment, and (c) was reasonably relied upon by the other Party to such other Party’s detriment.

“Funds Flow Statement” has the meaning set forth in Section 1.6(c).

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental or Regulatory Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Guarantor” has the meaning set forth in the Preamble.

“Guaranty” has the meaning set forth in Section 8.14.

“Hazardous Materials” means any substances, materials or wastes that are listed, designated, classified, defined or included in the definition of “hazardous wastes,” “hazardous materials,” “solid wastes,” “pollutant,” “contaminant,” “hazardous substances,” “extremely hazardous substances,” “restricted hazardous wastes,” “special wastes,” “toxic substances,” “toxic chemicals” or “toxic pollutants” under any Environmental Law, and petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition, per- and polyfluoroalkyl substances, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Immaterial Easement Title Reports” has the meaning set forth in Section 4.16(a).

“Indebtedness” of any Person means any obligations of such Person, without duplication (a) for borrowed money, (b) evidenced by notes, bonds, indentures or similar instruments, (c) for the deferred purchase price of goods and services (other than trade payables incurred in the Ordinary Course of Business), (d) under conditional sale or other title retention agreements, (e) under capitalized leases, (f) secured by a Lien on the assets of such Person, whether or not such obligation has been assumed by such Person, (g) with respect to reimbursement obligations for letters of credit and other similar instruments (only to the extent drawn or an outstanding reimbursement obligation is payable), (h) pursuant to interest rate, currency swap, commodity or

Annex A-6

other hedging transactions, (i) to purchase, redeem, retire or defease any equity interests or securities convertible into equity interests, (j) for any transaction related change of control employee bonus payments, unpaid employee severance payments or bonuses, in each case, payable solely upon consummation of the transactions contemplated by this Agreement, or (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person.

“Indemnified Party” has the meaning set forth in Section 5.3(a).

“Indemnifying Party” has the meaning set forth in Section 5.3(a).

“Independent Consultant” has the meaning set forth in Section 4.16(e).

“Insurable Easement Real Property” means that the Title Company has agreed, subject to the applicable Title Commitment, to issue to the Purchaser at Closing a Texas standard form Owner’s Policy of Title Insurance (Form T-1) insuring the easement interest in the servient estate.

“Insurance Policies” has the meaning set forth in Section 2.20(a).

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) issued patents and patent applications, (b) trademarks, service marks, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing, (c) copyrights, including all applications and registrations, (d) trade secrets, know-how, inventions (whether or not patentable), technology, and other confidential and proprietary information and all rights therein, and (e) internet domain names and social media accounts and pages.

“Interim Statements” has the meaning set forth in Section 2.6(a).

“Joinder Agreement” has the meaning set forth in Section 1.9(a)(xv).

“Knowledge of the Seller,” “the Seller’s Knowledge,” “Known to Seller,” or other like words mean the actual knowledge of [*], in each case, after reasonable inquiry with their respective direct reports and any books and records in such person’s possession (including emails received by such person) pertinent to the applicable matter to the extent reasonably available to such Person and of which such person is reasonably aware.

“Known After-Acquired Real Property” means real property and real property interests to which the Seller has a contractual right to acquire as of the Effective Date but that has not yet been acquired by the Seller and identified on Schedule A-2.

“Law” or “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Lease Assignments” has the meaning set forth in Section 1.9(a)(iii).

Annex A-7

“Leased Real Property” has the meaning set forth in Section 1.1(a)(v).

“Liabilities” or “Liability” means all Indebtedness, Claims, legal proceedings, obligations, duties, warranties or liabilities, of any nature (including any undisclosed, unfixed, unknown, unliquidated, unsecured, unmatured, unaccrued, unasserted, contingent, conditional, inchoate, implied, vicarious, joint, several or secondary liabilities), regardless of whether any such Indebtedness, Claims, legal proceedings, obligations, duties, warranties or liabilities would be required to be disclosed on a balance sheet prepared in accordance with GAAP or is known as of the Closing.

“Liens” means any mortgage, pledge, security interest or lien.

“Like-Kind Exchange” has the meaning set forth Section 1.7(d).

“Loss” or “Losses” means any loss, damage, Liability, claim, demand, proceeding, settlement, judgment, award, fine, penalty, fee, charge, cost or expense (including, without limitation, reasonable costs of attempting to avoid or in opposing the imposition thereof, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors), as well as with, respect to compliance with the requirements of or Liability under Environmental Law, expenses of remediation and any other remedial, removal, response, corrective, abatement, cleanup, investigative, monitoring, or record keeping costs and expenses.

“Material Adverse Effect” means any circumstance, event, occurrence, development, fact, condition or change that is, individually or in the aggregate with all such other circumstances, events, occurrences, developments, facts, conditions and changes, materially adverse to (a) results of operations, financial condition, assets or liabilities of the Business as currently conducted or (b) the ability of the Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any circumstance, event, occurrence, development, fact, condition or change, directly or indirectly, arising out of or attributable to (except, in the case of clauses (i), (iii), (iv), (vii), (viii) or (xi) to the extent such matter has a disproportionate effect on the Business relative to other businesses operating in the industry in which the Business operates): (i) general economic or political conditions (including any change in commodity prices (including hydrocarbons, fuel supply or transportation markets, interest, or rates)), (ii) conditions generally affecting the industries in which the Business operates, (iii) any material changes in financial or securities markets in general, (iv) acts of war (whether or not declared), armed hostilities or terrorism, civil unrest or similar disorder, the outbreak of hostilities, or terrorist acts (cyberattacks or otherwise), or the escalation or worsening of any of the foregoing, (v) any action required or permitted by this Agreement, (vi) acts of God, including the effects of weather, meteorological events, or other natural disasters, (vii) any events, circumstances, changes or effects arising out of, or attributable to, strikes, slowdowns, lockouts or work stoppages (pending or threatened), (viii) any changes in applicable Laws or accounting rules, including GAAP, (ix) the public announcement, pendency or completion of the transactions contemplated by this Agreement, (x) any Casualty Event, (xi) any epidemic, pandemic, or disease outbreak (including a COVID-Style Outbreak), (xii) any actions taken or omitted to be taken by or at the written request, or with the prior written consent, of the Purchaser, or (xiii) the acts or

Annex A-8

omissions of the Purchaser or its Affiliates outside of its or their respective ordinary course of business.

“Material Contract” means individually, and “Material Contracts” means collectively, each of the following Contracts to which the Seller is a party and which solely relates to the ownership or operation of the Business:

(i)  any Contract for the lease of personal property to or from any Person providing for lease payments in excess of $500,000 per annum (other than capitalized lease obligations that will be terminated at or prior to the Closing);

(ii)  any Contract concerning a partnership, joint venture or similar business arrangement with any Person;

(iii)  any Contract under which any Indebtedness has been created, incurred, assumed or guaranteed (other than Indebtedness that will be paid off at or immediately prior to the Closing);

(iv)  any Contract pursuant to which any Lien (other than Permitted Liens) has been granted or imposed on any of the Purchased Assets;

(v)  any Contract prohibits or limits the rights of the Business to compete or prohibits the ability of the Seller (or any of its Affiliates to deal with any Person or in any geographical area);

(vi)  any Contract that grants to any Person any right or option to purchase or otherwise acquire any of the Purchased Assets, including rights of first option, rights of first refusal, or other purchase rights;

(vii)  any Contract provides for the extension of credit by the Seller, other than the extension of credit to vendors and customers in the ordinary course of business consistent with past practice;

(viii)  any Contract with any Affiliate of the Seller;

(ix)  any Contract that provides for employment, consulting, severance, termination, retention, change in control or similar payments or benefits with any employee of Seller on a full time, part time, consulting or other basis with annual compensation in excess of $250,000;

(x)  any Contract the terms of which require payment by or to the Seller of consideration in excess of $2,500,000 during the twelve (12) months after the Effective Date, other than any Contract that is terminable by the Seller at will without penalty and on notice of 60 days or fewer;

(xi)  any Contract with a developer pursuant to which the Seller has outstanding obligations (excluding immaterial customary obligations that survive such agreements, such as confidentiality obligations) or tap commitments; and

Annex A-9

(xii)  any Contract for the acquisition of Known After-Acquired Real Property.

“Material Easement Real Property” means the Easement Real Property and corresponding Easements identified on Schedule A-3.

“Material Easement Title Reports” has the meaning set forth in Section 4.16(a).

“Material Title Issues” means a title issue raised by the Purchaser with respect to any Real Property because the Title Commitments, Material Easement Title Reports and/or Surveys reveal that (a) there is a mortgage lien, deed of trust lien, tax lien, judgment lien, mechanic’s lien and/or other monetary lien created, directly or indirectly, by the Seller affecting the applicable Real Property, (b) the fee simple record title to the applicable Fee Property is not solely in the name of the Seller, (c) there is no permanent (provided that easements conditioned on continued use shall not render ingress/egress non-permanent) ingress/egress, evidenced pursuant to a written agreement or recorded plat, to and from a Fee Property or a Material Easement Real Property to a publicly dedicated road, or there is no temporary ingress/egress to and from the Fee Property or a Material Easement Real Property that will become permanent ingress/egress upon construction of a road, dedication by plat or by separate dedication instrument to or for the benefit of Seller or the public, (d) to the extent applicable, there are insufficient number of parking spaces located at the applicable Fee Property containing office buildings and parking spaces adjacent thereto and such insufficient number of parking spaces are in violation of a building or zoning code at the applicable Fee Property, (e) there is a material encroachment (meaning that the encroachment exceeds 10 feet in length) of a building or other permanent structure of any adjoining property onto the applicable Fee Property or Material Easement Real Property, or a material encroachment of a building or other permanent structure from the applicable Fee Property or Material Easement Real Property onto adjoining real property, in each case identified by the Surveyor under the “Significant Observations” portion of or otherwise identified by the Surveyor as an encroachment within any of the Surveys obtained by the Purchaser in accordance with this Agreement and which materially and adversely impacts the applicable Fee Property or Material Easement Real Property from continuing to be used in the Ordinary Course of Business (other than parking areas, fences, minor encroachments or any other encroachments permitted by applicable matters of record, so long as such encroachments do not materially interfere with the conduct of the business on the applicable Fee Property or Material Easement Real Property in the Ordinary Course of Business), (f) each lot comprising the applicable Fee Property is not separately subdivided or does not have its own tax parcel number, (g) a notice of a rezoning action, downzoning action or moratorium action has been recorded against the applicable Fee Property and Material Easement Real Property that would prohibit same from continuing to be operated in the Ordinary Course of Business, (h) there is a recorded purchase right, right of first refusal or right of first offer encumbering all or any portion of the applicable Fee Property and that was not disclosed by the Seller on Schedule 2.10(a) hereof, (i) any Material Easement Real Property that is not shown as insurable easement estate in a commitment for title insurance under which the Title Company agrees, subject to the applicable Title Commitment, to issue to the Purchaser at Closing on a Texas standard form Owner’s Policy of Title Insurance for reasons other than that such Material Easement Real Property is an easement in gross (i.e., an irrevocable personal interest in the land of another that benefits an individual or an entity personally, rather than benefitting a dominant estate in the case of a grant for an appurtenant easement) unless the Title Company approves such easement in gross as an insurable easement estate, or (j) any Leased Real Property that is not shown as an insurable leasehold estate

Annex A-10

in a commitment for title insurance under which the Title Company agrees, subject to the applicable Title Commitment, to issue to the Purchaser at Closing a Texas standard form of Owner’s Policy of Title Insurance for reasons other than that the MUD refuses to sign a memorandum of lease or to allow such lease to be recorded in the real property records in which the Leased Real Property is located after, in either case, the Seller uses commercially reasonable efforts to obtain such signed memorandum of lease from the MUD or obtain permission from the MUD to record such lease in the real property records in which the Leased Real Property is located; provided, however, that the Seller shall in no event be deemed to have voluntarily created (nor shall the Seller be liable for) any monetary lien or any other title and/or survey issue if caused or created by any act or omission of the Purchaser or the Purchaser’s representatives, consultants, agents, employees, or contractors. For the avoidance of doubt, nothing shall require the Seller to release or satisfy mortgages, deeds of trust or other monetary Liens that encumber the fee title owner’s interest (and not the Seller’s interest) in (i) the Easements and Easement Real Property, and (ii) Real Property Leases.

“MUD” has the meaning set forth in Section 5.12(a).

“Negotiation Period” has the meaning set forth in Section 4.16(a).

“Net Adjustment Amount” has the meaning set forth in Section 1.5(g)(i)(A).

“Non-Transferred Asset” has the meaning set forth in Section 4.5(b).

“Notice of Disagreement” has the meaning set forth in Section 1.5(d).

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Order Approving Sale and Transfer to Proceed” means an order issued by the PUCT approving the completion of the sale of the Purchased Assets following submission of the STM Application.

“Ordinary Course of Business” means, with respect to the operation of the Business, the ordinary course of business in all material respects consistent with the Seller’s or their respective Affiliates’ customs, practices, and operating policies during the three-year period prior to the Effective Date (including as such practices may have been changed, modified, supplemented or eliminated during such period).

“Organizational Documents” means with respect to any Person that is not a natural person, the articles or certificate of incorporation or formation, by-laws, limited partnership agreement, partnership agreement, or limited liability company agreement, as applicable, or such other governing or organizational documents of such Person, including any amendments thereto.

“Outside Date” means the date that is the later of (i) the eighteenth (18th) month anniversary of the Effective Date, and (ii) the “Outside Date” as defined in, and pursuant to, the Regulated APA (including as may be extended pursuant to the terms and conditions of the Regulated APA).

Annex A-11

“Pandemic Measures” means all reasonable actions taken or planned to be taken in response to a COVID-Style Outbreak, including any escalation or material worsening thereof, in order to comply with any quarantine, ‘shelter in place’, ‘stay at home’, workforce reduction, social distancing, shut down, closure, sequester, safety or similar provision of applicable Law promulgated in connection with or in response to a COVID-Style Outbreak.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority and associated with or necessary to operate the Purchased Assets in the manner they are operated as of the Effective Date.

“Permitted Lien” means any and all of the following: (a) statutory Liens for Taxes, special assessments or other governmental and quasi-governmental levies, fees, or charges which are (i) not yet due and payable, or (ii) the amount or validity of which is being contested in good faith, and for which appropriate reserves have been established in accordance with GAAP, (b) liens in favor of landlords, carriers, warehousemen, mechanics, workmen and materialmen and statutory construction or similar liens arising by operation of law or incurred in the Ordinary Course of Business for sums not yet due or that are being contested in good faith, (c) water rights or claims or title to water, whether or not shown by the public records, (d) any Lien created by the Purchaser, (e) Liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, unemployment insurance or other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, (f) zoning, building, entitlement and other land use regulations or restrictions and other rights reserved to or vested in any Governmental or Regulatory Authority to control or regulate any of the assets or properties of the Sellers related to the Business in any manner, and all applicable Laws of any Governmental or Regulatory Authority which are not violated by the current use and operation of the Fee Property and Material Easement Real Property, (g) any licenses, rights-of-way, covenants, conditions, restrictions, reservations, easements, exceptions, and other encumbrances consisting of those (1) that do not constitute Material Title Issues, or (2) that do constitute Material Title Issues but are waived by the Purchaser pursuant to Section 4.16(a), (h) Liens provided for in the Real Property Leases or leases pursuant to which the Seller is a landlord, (i) conditions in any Permit granted or issued by any Governmental or Regulatory Authority, (j) acts done or suffered to be done by, and judgements against, the Purchaser and those claiming by, through or under the Purchaser, (k) any other Liens of public record as of the Effective Date, (l) Liens listed on Schedule 9.2, (m) if a Survey is not obtained by the Purchaser for any Real Property during the Title and Survey Review Period or the 30-day period beginning on the Purchaser’s receipt of any Unknown After-Acquired Real Property Notice, as applicable, then any condition that would have been shown on a current and accurate ALTA/NSPS certified survey of such Real Property, including discrepancies, conflicts, shortages in area and boundary lines, encroachments or protrusions, overlapping of improvements, defects, irregularities and any other matters, (n) the rights of the owners of outstanding oil, gas and mineral interests and/or their lessees to explore for, drill, extract, produce and develop oil, gas and minerals, in, on and under the lands associated with the Real Property, together with the right to use as much of the surface of said lands as is reasonably necessary to exercise such rights, and (o) matters which will be and are discharged or released prior to, or simultaneously with, the Closing.

Annex A-12

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association, or Governmental or Regulatory Authority.

“Post-Closing Tax Period” means any Tax period (or a portion thereof) beginning on the day after the Closing Date.

“Pre-Closing Payables” has the meaning set forth in Section 1.4(c).

“Pre-Closing Receivables” has the meaning set forth in Section 1.2(h).

“Pre-Closing Tax Period” means any Tax period (or a portion thereof) ending on or before the Closing Date.

“Preliminary CIAC and Cash Adjustments Statement” has the meaning set forth in Section 1.6(b).

“Preliminary Closing Statement” has the meaning set forth in Section 1.5(b).

“Prepaid Assets” has the meaning set forth in Section 1.1(a)(viii).

“Purchased Assets” has the meaning set forth in Section 1.1(a).

“Purchase Price” has the meaning set forth in Section 1.5(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Fundamental Representations” means the representation and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.9.

“Purchaser Indemnitees” has the meaning set forth in Section 5.1.

“Purchaser Material Adverse Effect” means any circumstance, event, occurrence, development, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate with all such other circumstances, events, occurrences, developments, facts, conditions and changes, materially adverse to (a) results of operations, financial condition, assets or liabilities of the Purchaser or the Guarantor as currently conducted or (b) the ability of the Purchaser or the Guarantor to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Purchaser Material Adverse Effect” shall not include any circumstance, event, occurrence, development, fact, condition or change, directly or indirectly, arising out of or attributable to (except, in the case of clauses (i), (iii), (iv), (vii), (viii) or (xi) to the extent such matter has a disproportionate effect on the Purchaser’s business relative to other businesses operating in the industry in which the Purchaser’s business operates): (i) general economic or political conditions (including any change in commodity prices (including hydrocarbons, fuel supply or transportation markets, interest, or rates)), (ii) conditions generally affecting the industries in which the Purchaser’s business operates, (iii) any material changes in financial or securities markets in general, (iv) acts of war (whether or not declared), armed hostilities or terrorism, civil unrest or similar disorder, the outbreak of hostilities, or terrorist acts

Annex A-13

(cyberattacks or otherwise), or the escalation or worsening of any of the foregoing, (v) any action required or permitted by this Agreement, (vi) acts of God, including the effects of weather, meteorological events, or other natural disasters, (vii) any events, circumstances, changes or effects arising out of, or attributable to, strikes, slowdowns, lockouts or work stoppages (pending or threatened), (viii) any changes in applicable Laws or accounting rules, including GAAP, (ix) the public announcement, pendency or completion of the transactions contemplated by this Agreement, (x) any Casualty Event, or (xi) any epidemic, pandemic, or disease outbreak (including a COVID-Style Outbreak).

“Purchaser’s Bring Down Certificate” has the meaning set forth in Section 6.3(c).

“Purchaser’s Title Objection Notice” has the meaning set forth in Section 4.16(a).

“Purchaser Taxes” means all (a) Transfer Taxes apportioned to the Purchaser pursuant to Section 1.7(a), (b) Straddle Period Purchaser Taxes and (c) Taxes imposed with respect to the Purchased Assets and the Assumed Liabilities for any Post-Closing Tax Period, including the portion of any Straddle Period beginning on the day after the Closing Date.

“QI” has the meaning set forth Section 1.7(d).

“R&W Insurance Policy” means any Buyer-side Representations and Warranties Insurance Policy that may be obtained by the Purchaser in connection with this Agreement and the transactions contemplated hereby.

“Real Property” means, collectively, the Fee Property and the Easement Real Property.

“Real Property Interests” has the meaning set forth in Section 5.11(d).

“Real Property Leases” has the meaning set forth in Section 1.1(a)(v).

“Release” means any release, disposal, discharge, dispersal, emission, leaking, leaching, spilling, seeping, injecting, pumping, pouring, emptying, escaping, dumping, or migration of Hazardous Materials into the environment.

“Required Capital Expenditures” means any capital expenditures, capital expenditures work in process, and capital improvements required as a result of an Emergency, or any Required Upgrade.

“Required Upgrade” means any project, expansion, physical enhancement or series of physical enhancements that is necessary and advisable (with the necessity for such project, expansion, or enhancements is determined by reference to the Seller’s Ordinary Course of Business consistent with its past practice, where applicable): (i) in order for the Purchased Assets to comply in all material respects with applicable Laws, (ii) in order for the Seller to fulfill its required obligations under any Assigned Contract (other than an Assigned Contract that (A) is entered into by the Purchaser after the Effective Date, (B) would constitute a Material Contract if in existence as of the Effective Date, and (C) has not been approved by the Purchaser in accordance with Section 4.6).

Annex A-14

“Restrictive Covenant Agreements” has the meaning set forth in Section 1.9(a)(xiii).

“Retained Tax Liabilities” means all Liability for any (a) Taxes imposed (i) on the Seller or any of its Affiliates, including, for the avoidance of doubt, any Taxes imposed on the Seller or any of its Affiliates for which the Purchaser or any of its Affiliates is jointly and severally liable or becomes liable as a successor, transferee, or by reason of bulk sales laws, (ii) with respect to the Excluded Assets or the Excluded Liabilities, (iii) with respect to the Purchased Assets and the Assumed Liabilities for any Pre-Closing Tax Period, including the portion of any Straddle Period ending on the Closing Date, (b) Transfer Taxes allocated to the Seller pursuant to Section 1.7(a), and (c) Straddle Period Seller Taxes; provided, however, that “Retained Tax Liabilities” shall not include any Purchaser Taxes.

“Satisfaction Certificate” has the meaning set forth in Section 4.2(f).

“Schedules” means the disclosure schedules, attached hereto and incorporated herein by reference, of the Seller, the Guarantor and the Purchaser as appropriate in the context and as referenced throughout this Agreement.

“Seller” has the meaning set forth in the Preamble.

“Seller Fundamental Representations” means the representation and warranties set forth in Sections 2.1, 2.2, 2.3, 2.19, and 2.21.

“Seller Indemnitees” has the meaning set forth in Section 5.2.

“Seller’s Bring Down Certificate” has the meaning set forth in Section 6.2(c).

“Seller’s Title Cure Notice” has the meaning set forth in Section 4.16(a).

“Seller’s Unknown After-Acquired Real Property Title Cure Notice” has the meaning set forth in Section 4.16(c).

“Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

“Straddle Period Purchaser Taxes” has the meaning set forth in Section 1.7(c).

“Straddle Period Seller Taxes” has the meaning set forth in Section 1.7(c).

“Straddle Period Taxes” means Asset Taxes assessed for any Straddle Period.

“Surveyor” has the meaning set forth in Section 4.16(a).

“Surveys” has the meaning set forth in Section 4.16(a).

“System” has the meaning set forth in the Recitals.

Annex A-15

“Target Capital Expenditures” means an aggregate amount of capital expenditure, capital expenditures work in process, and/or capital improvements made by or on behalf of the Seller equal to $18,592,642.

“Tax Disputes” has the meaning set forth in Section 4.2(d).

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, import, and other charges, together with any related interest, penalties, additions to tax, or other additional amounts, including net income taxes, alternative or add-on minimum taxes, gross income taxes, gross receipts taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, franchise taxes, profits taxes, license taxes, transfer taxes, recording taxes, escheat taxes, withholding taxes, payroll taxes, employment taxes, excise taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profit taxes, environmental taxes, custom duty taxes or other governmental fees or other like assessments or charges of any kind whatsoever.

“Tax Proceeding” means any action, cause of action, demand, arbitration, inquiry, audit, litigation, citation, summons, subpoena, case, proceeding, claim, grievance, suit or investigation of any nature, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity, with respect to any Taxes, in each case whether pending, commenced, filed, brought, conducted or heard by, against, to, of or before, or otherwise involving, any Taxing Authority or any arbitrator.

“Tax Returns” means all returns, reports, declarations, claims for refund, information statements and returns, or other document relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and any amendment thereof, and any information returns or reports with respect to backup withholding and payments to third parties.

“Taxing Authority” means any Governmental or Regulatory Authority having or purporting to exercise jurisdiction with respect to any Tax.

“TCEQ” means the Texas Commission on Environmental Quality.

“Third Party Claim” has the meaning set forth in Section 5.3(b).

“Third Party Consents” has the meaning set forth in Section 4.5(a).

“Title and Survey Review Period” has the meaning set forth in Section 4.16(a).

“Title Commitments” has the meaning set forth in Section 4.16(a).

“Title Company” means Empower Title, LLC.

“Title Policy” and “Title Policies” have the meanings set forth in Section 4.16(a).

“TPDES Permits” means the Texas Pollutant Discharge Elimination System Permits of the Seller listed on Schedule 9.3.

Annex A-16

“Transaction Documents” means the Bill of Sale, the Deed, the Easements Assignment, the Lease Assignments, and any other agreement, certificate or similar document to be executed and/or delivered pursuant to this Agreement and the transactions contemplated hereby.

“Transfer Date” has the meaning set forth in Section 4.4(c).

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes, fees, charges, or assessments (including any penalties, interest, and additions with respect thereto) incurred in connection with the sale and purchase of Purchased Assets pursuant to this Agreement.

“TWC” means the Texas Water Code, as amended.

“Unknown After-Acquired Real Property” means real property and real property interests to which the Seller obtains a contractual right to acquire after the Effective Date and prior to the Closing Date that has not yet been acquired by the Seller.

“Unknown After-Acquired Real Property End Date” shall have the meaning set forth in Section 4.16(c).

“Unknown After-Acquired Real Property Negotiation Period” has the meaning set forth in Section 4.16(e).

“Unknown After-Acquired Real Property Notice” has the meaning set forth in Section 4.16(c).

“Unknown After-Acquired Real Property Title Objection Notice” has the meaning set forth in Section 4.16(c).

“Willful Breach” means, with respect to any Party, such Party knowingly and intentionally (a) materially breaches (by refusing to perform or taking any action prohibited by) any covenant applicable to such Party, or (b) materially breaches any of its representations and warranties or causes any of its representations and warranties to not be true and correct in all material respects prior to the Closing.

Annex A-17